09010986

SPAR Group, Inc.

In-Store Merchandising Strategy & Technology Solutions

2008 Annual Report

Dear Fellow Shareholders:

While 2008 was a year of tremendous change throughout the world, it was also a period of numerous accomplishments and strong financial improvements at SPAR Group. We took the challenge of the global economic environment and the impact to our customers head on and adapted our organization and our services to meet the needs of our clients.

The 2008 calendar year was my first full year with SPAR Group. As reported in last year's annual report, we experienced a number of changes in the senior management team in 2007 and early 2008. With the transition efficiently completed, our leadership group today is strong, experienced, highly talented and motivated to succeed. I am extremely proud of our entire management team, from those in field operations and client service functions, to all areas of our organization.

It is no secret that 2008 was filled with alarming and volatile economic activity. We used this as a catalyst to improve our operational performance and effect appropriate change. Without question, accountability improved throughout the organization. From a management perspective, we raised our own expectations to meet our client objectives. And we delivered brilliant and timely retail excellence, helping our clients excel by promoting the development and growth of their respective top line revenues.

While we were eagerly focused on serving our current customer base worldwide, we also set out to aggressively acquire new clients and grow SPAR's revenue. Our successful business development efforts contributed to the company's improved 2008 results, yet many of our new client engagements were not fully operational until the second half of the year. More importantly, we believe there are many opportunities and niche businesses where we can be successful, both in our current service categories, as well as in those in which we have yet to take advantage. In addition, SPAR Group implemented strong cost containment objectives both domestically and internationally, as evidenced in our financial performance.

Given the successful implementation of the past year's initiatives, the company achieved dramatic financial improvements in all areas. SPAR Group delivered impressive revenue growth of 14.7% to $69.6 million from $60.7 million in 2007. Operating income for 2008 improved sharply to $1.5 million, compared with an operating loss of $2.0 million in 2007. SG&A expenses for 2008 were reduced 9.5% to $18.5 million from $20.5 million a year ago. Net income advanced to $102,000 in 2008, from a net loss of $2.5 million in 2007.

The company's strong financial performance was evident across both our International and Domestic businesses, as revenues increased 24% and 5%, respectively. SPAR Group operates in 13 countries, covering 48% of the world's population, and virtually every country contributed to the improved performance in 2008. Full financial details are included in this report.

As 2009 unfolds, we will continue to focus on acquiring new clients and seek opportunities to utilize our technology and investments. At SPAR Group, we are tremendously proud of our technological heritage. We continue to operate a data collection, reporting and control system out of our main office in Michigan that is operational 24 hours a day, in any language and in real time. We believe that our ability to operate this system in one location gives us long-term cost efficiencies and a competitive advantage. We also are continuing to partner and explore opportunities around the world for clients interested in the capabilities provided by RFID and its potential benefits to their retail operations.

Our plan for this year is to more aggressively seek new business opportunities and manage the company to build shareholder value—be it through organic growth or strategic business acquisitions—that meet one or more of the following criteria:

- Builds on SPAR Group's strengths
- Expands our domestic client reach
- Differentiates our service offerings
- Expands our international footprint

In today's challenging economy, SPAR Group's technology-driven products and services are needed more than ever. We are working closely with manufacturer and retailer customers to help them achieve their sales objectives—by introducing innovative solutions that facilitate growth, as well as assisting as a cost-effective, third party alternate to maintaining an internal staff.

On behalf of our Board of Directors and the management team of SPAR Group, I thank our employees for their hard work, dedication and adaptability to change. I also extend deep appreciation to our customers throughout the world for their loyalty and trust and to our shareholders for their support and investment in our company.

Sincerely,

Gary S. Raymond,
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended **December 31, 2008**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _________ to _________

Commission file number 0-27824

SPAR GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**33-0684451**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
560 White Plains Road, Suite 210, Tarrytown, New York	**10591**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (914) 332-4100

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01 per share

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.). (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐

Non-Accelerated Filer ☒ Smaller reporting company ☒

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) YES ☐ NO ☒

The aggregate market value of the Common Stock of the Registrant held by non-affiliates of the Registrant on June 30, 2008, based on the closing price of the Common Stock as reported by the Nasdaq Capital Market on such date, was approximately $3,700,000.

The number of shares of the Registrant's Common Stock outstanding as of December 31, 2008, was 19,139,365 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, are incorporated by reference into Part III of this Form 10-K.

SPAR GROUP, INC.

ANNUAL REPORT ON FORM 10-K

INDEX

PART I

PART II

PART III

PART IV

PART I

Statements contained in this Annual Report on Form 10-K of SPAR Group, Inc. ("SGRP", and together with its subsidiaries, the "SPAR Group" or the "Company"), include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act", and together with the Securities Act, the "Securities Laws"), including, in particular and without limitation, the statements contained in the discussions under the headings "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, to not occur, to not be realized or to be less than expected. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "believe", "estimate", "anticipate", "continue" or similar terms, variations of those terms or the negative of those terms. You should carefully consider such risks, uncertainties and other information, disclosures and discussions containing cautionary statements or identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, the Company cannot assure that such plans, intentions or expectations will be achieved in whole or in part, that it has identified all potential risks or that it can successfully avoid or mitigate such risks in whole or in part. You should carefully review the risk factors described below (see Item 1A – Risk Factors) and any other cautionary statements contained in this Annual Report on Form 10-K. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by all such risk factors and other cautionary statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 1. Business

GENERAL

The SPAR Group, Inc., a Delaware corporation ("SGRP"), and its subsidiaries (together with SGRP, the "SPAR Group" or the "Company"), is a supplier of merchandising and other marketing services throughout the United States and internationally. Today the Company operates in 13 countries whose population represents approximately 48% of the total world population. The Company's operations are currently divided into two divisions: the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising and marketing services, Radio Frequency Identification ("RFID") services, technology services and marketing research to manufacturers and retailers in the United States. The various services are primarily performed in mass merchandisers, electronics store chains, drug store chains and convenience and grocery stores. The International Merchandising Services Division was established in July 2000 and through its subsidiaries, the Company currently provides similar merchandising, marketing services and in-store event staffing in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia and New Zealand. The Company continues to focus on expanding its merchandising and marketing services business throughout the world.

Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or single or multiple manufacturers primarily under single or multi-year contracts or agreements. Services also include stand-alone large-scale implementations. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items and placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls.

Domestic Merchandising Services Division

The Company's Domestic Merchandising Services Division provides nationwide merchandising and other marketing services primarily on behalf of consumer product manufacturers and retailers at mass merchandisers, electronics store chains, drug store chains, convenience and grocery stores. Included in its clients are home entertainment, general merchandise, health and beauty care, consumer goods and food products companies in the United States.

International Merchandising Services Division

In July 2000, the Company established its International Merchandising Services Division to focus on expanding its merchandising and other marketing services business worldwide. The Company has expanded its international business as follows:

Date Established	Percent Ownership in Subsidiaries	Location
May 2001	50%	Osaka, Japan
June 2003	100%	Toronto, Canada
July 2003	51%	Istanbul, Turkey
April 2004	51%	Durban, South Africa
April 2004	51%	New Delhi, India
December 2004	51%	Bucharest, Romania
February 2005	50%	Hong Kong, China
September 2005	51%	Siauliai, Lithuania
April 2006	51%	Melbourne, Australia

INDUSTRY OVERVIEW

Domestic Merchandising Services Division

According to industry estimates over two billion dollars is spent annually on domestic retail merchandising and marketing services. The merchandising and marketing services industry includes manufacturers, retailers, food brokers, and professional service merchandising companies. The Company believes there is a continuing trend for major retailers and manufacturers to move toward third parties to handle in-store merchandising. The Company also believes that its merchandising and marketing services bring added value to retailers, manufacturers and other businesses. Retail merchandising and marketing services enhance sales by making a product more visible and available to consumers. These services primarily include placing orders, shelf maintenance, display placement, reconfiguring products on store shelves and replenishing product inventory. The Company provides other marketing services such as test market research, mystery shopping, and promotion planning and analysis.

The Company believes merchandising and marketing services previously undertaken by retailers and manufacturers have continued to be outsourced to third parties. Historically, retailers staffed their stores as needed to ensure inventory levels, the advantageous display of new items on shelves, and the maintenance of shelf schematics. In an effort to improve their margins, retailers decreased their own store personnel and increased their reliance on manufacturers to perform such services. Initially, manufacturers attempted to satisfy the need for merchandising and marketing services in retail stores by utilizing their own sales representatives. Retailers also used their employees to merchandise their stores. However, both the manufacturers and the retailers discovered that using their own sales representatives and employees for this purpose was expensive and inefficient. Therefore, manufacturers and retailers have continued to outsource the merchandising and marketing services to third parties capable of operating at a lower cost by (among other things) serving multiple manufacturers simultaneously.

Another significant trend impacting the merchandising segment is the tendency of consumers to make product purchase decisions once inside the store. Accordingly, merchandising and marketing services and in-store product promotions have proliferated and diversified. Retailers are continually re-merchandising and re-modeling entire stores in an effort to respond to new product developments and changes in consumer preferences. The Company estimates that these activities have increased in frequency over the last five years. Both retailers and manufacturers are seeking third parties to help them meet the increased demand for these labor-intensive services.

In addition, the consolidation of many retailers has created opportunities for third party merchandisers when an acquired retailer's stores are converted to the format of the acquiring retailer. In many cases stores are completely remodeled and re-merchandised after a consolidation.

International Merchandising Services Division

The Company believes another current trend in business is globalization. As companies expand into foreign markets they will need assistance in merchandising or marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising and marketing programs are both expensive and inefficient. The Company also believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. This environment has created an opportunity for the Company to exploit its Internet-based technology and business model that are successful in the United States.

In July 2000, the Company established its International Merchandising Services Division to cultivate foreign markets, modify the necessary systems and implement the Company's business model worldwide by expanding its merchandising and marketing services business off shore. The Company formed an International Merchandising Services Division task force consisting of members of the Company's information technology, operations and finance groups to evaluate and develop foreign markets.

Key to the Company's international strategy is the translation of several of its proprietary Internet-based logistical, communications and reporting software applications into the native language of any market the Company enters. As a result of this requirement for market penetration, the Company has developed translation software that can quickly convert its proprietary software into various languages. Through its computer facilities in Auburn Hills, Michigan, the Company provides worldwide access to its proprietary logistical, communications and reporting software. In addition, the Company maintains personnel in Greece and Australia to assist in its international efforts. Today the Company operates in 13 countries whose population represents approximately 48% of the total world population and is actively pursuing expansion into various other markets.

Another key to the Company's international strategy is seeking a material investment and participation in an international subsidiary by an experienced person or company in the local country not otherwise affiliated with the Company (each a "Local Owner"). The Company generally seeks to own at least 51% of a foreign subsidiary, although it owns 50% of the equity interests in the Company's subsidiaries in Japan and China. Canada is the only international subsidiary wholly-owned by the Company. Local Owners provide equity, credit support and certain services and generally are or provide management support for the corresponding international subsidiaries. (See Item 1A - Risks of Having Material Local Investors in International Subsidiaries, below).

Financial Information About Geographic and Business Segments

The Company operates both domestically and internationally in the two distinct geographic/business segments described above. Certain financial information regarding the Company's geographic and business segments, which includes net revenues and operating income (loss) for each of the years ended December 31, 2008, and December 31, 2007, and long-lived assets as of December 31, 2008, and December 31, 2007, is provided in Note 11 to the Company's Consolidated Financial Statements herein.

BUSINESS STRATEGY

As the marketing services industry continues to expand both in the United States and internationally, large retailers and manufacturers are outsourcing their merchandising and marketing service needs to third-party providers. The Company believes that offering marketing services on a national and global basis will provide it with a competitive advantage. Moreover, the Company believes that successful use of and continuous improvements to a sophisticated technology infrastructure, including its proprietary Internet-based software, is key to providing clients with a high level of client service while maintaining efficient, low cost operations. The Company's objective is to become an international retail merchandising and marketing service provider by pursuing its operating and growth strategy, as described below.

Increased Sales Efforts:

The Company is seeking to increase revenues by increasing sales to its current clients, as well as, establishing long-term relationships with new clients, many of which currently use other merchandising companies for various reasons. The Company believes its technology, field implementation and other competitive advantages will allow it to capture a larger share of this market over time. However, there can be no assurance that any increased sales will be achieved.

New Products:

The Company is seeking to increase revenues through the internal development and implementation of new products and services that add value to its clients' retail merchandising related activities, some of which have been identified and are currently being tested for feasibility and market acceptance. However, there can be no assurance that any new products of value will be developed or that any such new product can be successfully marketed.

Acquisitions:

The Company is seeking to acquire businesses or enter into partnerships, joint ventures or other arrangements with companies that offer similar merchandising or marketing services both in the United States and worldwide. The Company believes that increasing its industry expertise, adding product segments, and increasing its geographic breadth will allow it to service its clients more efficiently and cost effectively. Through such acquisitions, the Company may realize additional operating and revenue synergies and may leverage existing relationships with manufacturers, retailers and other businesses to create cross-selling opportunities. However, there can be no assurance that any of the acquisitions will occur or whether, if completed, the integration of the acquired businesses will be successful or the anticipated efficiencies and cross-selling opportunities will occur.

Leverage and Improve Technology:

The Company believes that providing merchandising and marketing services in a timely, accurate and efficient manner, as well as delivering timely, accurate and useful reports to its clients, are key components that are and will continue to be critical to the Company's success. The Company has developed Internet-based logistic deployment, communications, and reporting systems that improve the productivity of its merchandising specialists and provide timely data to its clients. The Company's merchandising specialists use hand-held computers, personal computers or laptop computers to report the status of each store or client product they service. Merchandising specialists report on a variety of issues such as store conditions, status of client products (e.g. out of stocks, inventory, display placement) or they may scan and process new orders for certain products.

Through the Company's automated labor tracking system, its merchandising specialists communicate work assignment completion information via the Internet, cellular telephone or landlines, enabling the Company to report hours and other completion information for each work assignment on a daily basis and providing the Company with daily, detailed tracking of work completion. This information is analyzed and displayed in a variety of reports that can be accessed by both the Company and its clients via the Internet. These reports can depict the status of merchandising projects in real time. This technology also allows the Company to schedule its merchandising specialists more efficiently, quickly quantify the benefits of its services to clients, rapidly respond to clients' needs and rapidly implement programs.

The Company intends to continue to utilize computer (including hand-held computers), Internet, cellular telephone and other technology to enhance its efficiency and ability to provide real-time data to its clients, as well as, maximize the speed of communication, and logistical deployment of its merchandising specialists. Industry sources indicate that clients are increasingly relying on merchandising and marketing service providers to supply rapid, value-added information regarding the results of merchandising and marketing expenditures on sales and profits. The Company (together with certain of its affiliates) has developed and owns proprietary Internet-based software technology that allows it to utilize the Internet to communicate with its field management, schedule its store-specific field operations more efficiently, receive information and incorporate the data immediately, quantify the benefits of its services to clients faster, respond to clients' needs quickly and implement client programs rapidly. The Company has successfully modified and is currently utilizing certain of its software applications in connection with its international ventures.

The Company believes that it can continue to improve, modify and adapt its technology to support merchandising and other marketing services for additional clients and projects in the United States and in foreign markets. The Company also believes that its proprietary Internet-based software technology gives it a competitive advantage in the marketplace.

Improve Operating Efficiencies:

The Company will continue to seek greater operating efficiencies. The Company believes that its existing field force and technology infrastructure can support additional clients and revenue in both its Domestic Merchandising Services Division and International Merchandising Services Division.

DESCRIPTION OF SERVICES

The Company currently provides a broad array of merchandising and marketing services to some of the world's leading companies, both domestically and internationally. The Company believes its full-line capabilities provide fully integrated solutions that distinguish the Company from its competitors. These capabilities include the ability to develop plans at one centralized location, effect chain wide execution, implement rapid, coordinated responses to its clients' needs and report on a real time Internet enhanced basis. The Company also believes its international presence, industry-leading technology, centralized decision-making ability, local follow-through, ability to recruit, train and supervise merchandisers, ability to perform large-scale initiatives on short notice, and strong retailer relationships provide the Company with a significant advantage over local, regional or other competitors.

The Company's operations are currently divided into two divisions: the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising and marketing services, RFID services, technology services and marketing research to manufacturers and retailers in the United States. The various services are primarily performed in mass merchandisers, electronics store chains, drug store chains, convenience and grocery stores. The International Merchandising Services Division established in July 2000, currently provides similar merchandising, marketing services and in-store event staffing through subsidiaries in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia and New Zealand. Today the Company operates in 13 countries whose population represents approximately 48% of the total world population.

The Company provides its merchandising and marketing services primarily on behalf of retailers and consumer product manufacturers and distributors at mass merchandiser, electronic, drug and retail grocery chains. The Company currently provides three principal types of merchandising and marketing services: syndicated services, dedicated services and project services.

Syndicated Services

Syndicated services consist of regularly scheduled, routed merchandising and marketing services provided at the retail store level for various manufacturers and distributors. These services are performed for multiple manufacturers and distributors, including, in some cases, manufacturers and distributors whose products are in the same product category. Syndicated services may include activities such as:

- Reordering and replenishment of products
- Ensuring that the clients' products authorized for distribution are in stock and on the shelf
- Adding new products that are approved for distribution but not yet present on the shelf
- Designing and implementing store planogram schematics
- Setting product category shelves in accordance with approved store schematics
- Ensuring that product shelf tags are in place
- Checking for overall salability of the clients' products
- Placing new product and promotional items in prominent positions

Dedicated Services

Dedicated services consist of merchandising and marketing services, generally as described above, which are performed for a specific retailer or manufacturer by a dedicated organization, including a management team working exclusively for that retailer or manufacturer. These services include many of the above activities detailed in syndicated services, as well as, new store set-ups, store remodels and fixture installations. These services are primarily based on agreed-upon rates and fixed management fees.

Project Services

Project services consist primarily of specific in-store services initiated by retailers and manufacturers, such as new store openings, new product launches, special seasonal or promotional merchandising, focused product support, product recalls, in-store product demonstrations and in-store product sampling. The Company also performs other project services, such as new store sets and existing store resets, re-merchandising, remodels and category implementations, under annual or stand-alone project contracts or agreements.

In-Store Event Staffing Services

The Company provides in-store product samplings and in-store product demonstrations to national chains in target markets worldwide. The Company has also developed additional product offerings in an effort to expand this segment of its business.

Other Marketing Services

Other marketing services performed by the Company include:

Test Market Research - Testing promotion alternatives, new products and advertising campaigns, as well as packaging, pricing, and location changes, at the store level.

Mystery Shopping - Calling anonymously on retail outlets (e.g. stores, restaurants, banks) to check on distribution or display of a brand and to evaluate products, service of personnel, conditions of store, etc.

Data Collection - Gathering sales and other information systematically for analysis and interpretation.

RFID – Utilizing technology to track merchandiser performance, product inventory at store level as well as other related merchandising and marketing applications.

SALES AND MARKETING

The Company's sales efforts within its Domestic Merchandising Services Division are structured to develop new business in national, regional and local markets. The Company's corporate business development team directs its efforts toward the senior management of prospective clients. Sales strategies developed at the Company's headquarters are communicated to the Company's sales force for execution. The sales force, located nationwide, work from both Company and in home offices. In addition, the Company's corporate account executives play an important role in the Company's new business development efforts within its existing manufacturer, distributor and retailer client base.

As part of the retailer consolidation, retailers are centralizing most administrative functions, including operations, procurement and category management. In response to this centralization and the growing importance of large retailers, many manufacturers have reorganized their selling organizations around a retailer team concept that focuses on a particular retailer. The Company has responded to this emerging trend and currently has retailer teams in place at select retailers.

The Company's business development process includes a due diligence period to determine the objectives of the prospective client, the work required to satisfy those objectives and the market value of such work to be performed. The Company employs a formal cost development and proposal process that determines the cost of each element of work required to achieve the prospective client's objectives. These costs, together with an analysis of market rates, are used in the development of a formal quotation that is then reviewed at various levels within the organization. The pricing of this internal proposal must meet the Company's objectives for profitability, which are established as part of the business planning process. After approval of this quotation, a detailed proposal is presented to the prospective client.

The Company's marketing efforts within its International Merchandising Services Division are three fold. First, the Company endeavors to develop new markets through acquisitions. The Company's international acquisition team, whose primary focus is to seek out and develop acquisitions throughout the world, consists of personnel located in the United States, Greece and Australia. Personnel from information technology, field operations, client services and finance support the international acquisition team. Second, the Company offers global merchandising solutions to clients that have worldwide distribution. This effort is spearheaded out of the Company's headquarters in the United States. Third, the Company develops local markets through various subsidiaries throughout the world.

CUSTOMER BASE

The Company currently represents numerous manufacturers and /or retail clients in a wide range of retail chains and stores worldwide, including:

- Mass Merchandisers
- Electronics
- Drug
- Grocery
- Other retail outlets (such as discount stores, home and office supply centers, etc.)

One customer accounted for 11% and 6% of the Company's net revenues for the years ended December 31, 2008, and 2007, respectively. This customer accounted for approximately 4% and 7% of the Company's accounts receivable at December 31, 2008, and 2007, respectively.

A second customer accounted for 7% of the Company's net revenues for both the years ended December 31, 2008, and 2007. This customer accounted for approximately 3% of the Company's accounts receivable at December 31, 2008, and 2007.

In addition, approximately 5% and 7% of the Company's net revenues for the years ended December 31, 2008, and 2007, respectively, resulted from merchandising services performed for manufacturers and others in stores operated by a leading mass merchandising chain in the United States. These customers accounted for approximately 4% and 5% of the Company's accounts receivable at December 31, 2008, and 2007, respectively.

Also, approximately 9% and 14% of the Company's net revenues for the years ended December 31, 2008, and 2007, respectively, resulted from merchandising services performed for manufacturers and others in stores operated by Circuit City Stores, Inc. ("Circuit City"), which until recently was a leading electronics chain in the United States. Services performed for those clients in Circuit City also accounted for 7% and 10% of Company's accounts receivable at December 31, 2008, and 2007, respectively. Circuit City closed a number of stores in 2008 and filed for protection under the U.S. Bankruptcy Code on November 10, 2008. On January 17, 2009, Circuit City began the complete liquidation of all of its inventory. Its liquidation sales are scheduled to continue through March 31, 2009, following which it is currently scheduled to close all of its stores. At December 31, 2008, Circuit City owed the Company approximately $245,000 in unpaid (pre-bankruptcy) receivables.

While the Company's contractual relationships or agreements are for the most part with various clients and not directly with Circuit City, the closing of this retailer's stores will result in a significant decrease in the Company's 2009 revenues and could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the failure to attract new business in other retailers could significantly impede the growth of the Company's revenues, which could have a material adverse effect on the Company's future business, results of operations and financial condition.

COMPETITION

The marketing services industry is highly competitive. The Company's competition in the Domestic and International Merchandising Services Divisions arises from a number of large enterprises, many of which are national or international in scope. The Company also competes with a large number of relatively small enterprises with specific client, channel or geographic coverage, as well as with the internal marketing and merchandising operations of its clients and prospective clients. The Company believes that the principal competitive factors within its industry include development and deployment of technology, breadth and quality of client services, cost, and the ability to execute specific client priorities rapidly and consistently over a wide geographic area. The Company believes that its current structure favorably addresses these factors and establishes it as a leader in the mass merchandiser, electronics and chain drug store channels of trade. The Company also believes it has the ability to execute major national and international in-store initiatives and develop and administer national and international retailer programs. Finally, the Company believes that, through the use and continuing improvement of its proprietary Internet software, other technological efficiencies and various cost controls, the Company will remain competitive in its pricing and services.

TRADEMARKS

The Company has numerous registered trademarks. Although the Company believes its trademarks may have value, the Company believes its services are sold primarily based on breadth and quality of service, cost, and the ability to execute specific client priorities rapidly, efficiently and consistently over a wide geographic area. See "Industry Overview" and "Competition".

EMPLOYEES

Worldwide the Company utilized a labor force of approximately 9,800 people in 2008. Today the Company operates in 13 countries whose population represents approximately 48% of the total world population.

As of December 31, 2008, the Company's Domestic Merchandising Services Division utilized a labor force of approximately 5,200 people. There were 128 full-time employees and 10 part-time employees engaged in domestic operations. Of the 128 full-time employees, 78 employees (39 client service and 34 operational support and 5 were engaged in sales) were engaged in office operations, 50 were engaged in field merchandising operations. The Company's Domestic Merchandising Services Division utilized the services of its affiliate, SPAR Management Services, Inc. ("SMSI"), to schedule and supervise its field force of merchandising specialists, which consists of independent contractors furnished by SPAR Marketing Services, Inc. ("SMS"), another affiliate of the Company (see Item 13 – Certain Relationships and Related Transactions and Director Independence, and Note 9 – Related Party Transactions, below) as well as the Company's domestic field employees. SMS and SMSI furnished approximately 5,000 merchandising specialists (all of whom are independent contractors of SMS) and 50 field managers (all of whom were full-time employees of SMSI), respectively.

As of December 31, 2008, the Company's International Merchandising Services Division's labor force consisted of approximately 4,600 people. There were 484 full-time and 82 part-time employees engaged in international operations. Of the 484 full-time employees, 63 employees were engaged in office operations, 394 were engaged in field management and 27 employees were engaged in sales. The International Division's field force consisted of approximately 4,100 merchandising specialists of which approximately 2,700 were Company employees and approximately 1,400 were independent contractors.

To support the International Merchandising Services Division, the Company utilizes employees of its Domestic Merchandising Services Division as well as the employees of its affiliates, SMSI and SPAR Infotech, Inc. ("SIT"). However, dedicated employees will be added to the International Merchandising Services Division as the need arises. The Company's affiliate, SIT, also provides programming and other assistance to the Company's various divisions (see Item 13 – Certain Relationships and Related Transactions and Director Independence, below).

The Company, SMS, SMSI and SIT consider their relations with their respective employees and independent contractors to be good.

Item 1A. Risk Factors

There are various risks associated with the Company's growth and operating strategy. The risk factors presented below are the ones that the Company currently considers material based on best estimates and includes "forward-looking statements" within the meaning of the Securities Laws. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, to not occur or to not be realized or to be less than expected. Additional risks may be facing the Company, the industry, or the economy in general, whether domestically or internationally. The Company may not be aware of some risks and may currently consider other risks immaterial, but any risk may develop at any time into actual events that adversely affect the Company. There also may be risks that a particular investor would view differently from the Company, and current analysis may be wrong. The Company expressly disclaims any obligation to update or revise any forward-looking statements or any of these risks in whole or in part, whether as a result of new information, future events or otherwise, except as required by law.

One should carefully consider each of the risks described below before making any investment decision respecting the Company's common stock. If any of the following risks develops into actual events, or any other risks arise and develop into actual events, the Company's business, financial condition or results of operations could be negatively affected, the market price of the Company's common stock could decline and one may lose all or part of their investment.

Dependency on Largest Customer and Large Retail Chains

As discussed above in "Customer Base", the Company does a significant amount of business with a leading drug store chain and a leading mass merchandising chain and has been adversely affected by the closure of the Circuit City stores. The loss of any of these customers, the loss of the ability to provide merchandising and marketing services in those chains, or the failure to attract new large clients could significantly decrease the Company's revenues and such decreased revenues could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Trend Toward Outsourcing

The business and growth of the Company depends in large part on the continued trend toward outsourcing of merchandising and marketing services, which the Company believes has resulted from the consolidation of retailers and manufacturers, as well as the desire to seek outsourcing specialists and reduce fixed operation expenses. There can be no assurance that this trend in outsourcing will continue, as companies may elect to perform such services internally. A significant change in the direction of this trend generally, or a trend in the retail, manufacturing or business services industry not to use, or to reduce the use of, outsourced marketing services such as those provided by the Company, could significantly decrease the Company's revenues and such decreased revenues could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Failure to Successfully Compete

The merchandising and marketing services industry is highly competitive and the Company has competitors that are larger (or part of larger holding companies) and may be better financed. In addition, the Company competes with: (i) a large number of relatively small enterprises with specific client, channel or geographic coverage; (ii) the internal merchandising and marketing operations of its clients and prospective clients; (iii) independent brokers; and (iv) smaller regional providers. Remaining competitive in the highly competitive merchandising and marketing services industry requires that the Company monitor and respond to trends in all industry sectors. There can be no assurance that the Company will be able to anticipate and respond successfully to such trends in a timely manner. If the Company is unable to successfully compete, it could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

If certain competitors were to combine into integrated merchandising and marketing services companies, or additional merchandising and marketing service companies were to enter into this market, or existing participants in this industry were to become more competitive, it could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Risks of Continuing Losses and Financial Covenant Violations

The Company was profitable in 2008 but was not profitable in 2007 (see Item 8 - Financial Statements and Supplementary Data). In addition, with the exception of the Company's violation of its April 2008 monthly Fixed Charge Coverage Ratio covenant, the Company was in compliance with the covenants of its Credit Facility with Webster Business Credit Corporation for the balance of 2008 (see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources).

There can be no assurances that in the future the Company: will be profitable, will not violate covenants of its current or future Credit Facilities, its lenders would waive any violations of such covenants, the Company will continue to have adequate lines of credit, or will continue to have sufficient availability under its lines of credit. Accordingly, continued losses or marginal profitability by the Company, as well as any failure to maintain sufficient availability or lines of credit from the Company's lenders, could have a material adverse effect on the Company's business, results of operations and financial condition.

Variability of Operating Results and Uncertainty in Client Revenue

The Company has experienced and, in the future, may experience fluctuations in quarterly operating results. Factors that may cause the Company's quarterly operating results to vary from time to time and may result in reduced revenue and profits include: (i) the number of active client projects; (ii) seasonality of client products; (iii) client delays, changes and cancellations in projects; (iv) the timing requirements of client projects; (v) the completion of major client projects; (vi) the timing of new engagements; (vii) the timing of personnel cost increases; and (viii) the loss of major clients. In particular, the timing of revenues is difficult to forecast for the home entertainment industry because timing is dependent on the commercial success of particular product releases. In the event that a particular release is not widely accepted by the public, the Company's revenue could be significantly reduced. In addition, the Company is subject to revenue or profit uncertainties resulting from factors such as unprofitable client work and the failure of clients to pay. The Company attempts to mitigate these risks by dealing primarily with large credit-worthy clients, by entering into written or oral agreements with its clients and by using project budgeting systems. These revenue fluctuations could materially and adversely affect the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Failure to Develop New Products

A key element of the Company's growth strategy is the development and sale of new products. While several new products are under current development, there can be no assurance that the Company will be able to successfully develop and market new products. The Company's inability or failure to devise useful merchandising or marketing products or to complete the development or implementation of a particular product for use on a large scale, or the failure of such products to achieve market acceptance, could adversely affect the Company's ability to achieve a significant part of its growth strategy and the absence of such growth could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Inability to Identify, Acquire and Successfully Integrate Acquisitions

Another key component of the Company's growth strategy is the acquisition of businesses across the United States and worldwide that offer similar merchandising or marketing services. The successful implementation of this strategy depends upon the Company's ability to identify suitable acquisition candidates, acquire such businesses on acceptable terms, finance the acquisition and integrate their operations successfully with those of the Company. There can be no assurance that such candidates will be available or, if such candidates are available, that the price will be attractive or that the Company will be able to identify, acquire, finance or integrate such businesses successfully. In addition, in pursuing such acquisition opportunities, the Company may compete with other entities with similar growth strategies, these competitors may be larger and have greater financial and other resources than the Company. Competition for these acquisition targets could also result in increased prices of acquisition targets and/or a diminished pool of companies available for acquisition.

The successful integration of these acquisitions also may involve a number of additional risks, including: (i) the inability to retain the clients of the acquired business; (ii) the lingering effects of poor client relations or service performance by the acquired business, which also may taint the Company's existing businesses; (iii) the inability to retain the desirable management, key personnel and other employees of the acquired business; (iv) the inability to fully realize the desired efficiencies and economies of scale; (v) the inability to establish, implement or police the Company's existing standards, controls, procedures and policies on the acquired business; (vi) diversion of management attention; and (vii) exposure to client, employee and other legal claims for activities of the acquired business prior to acquisition. In addition, any acquired business could perform significantly worse than expected.

The inability to identify, acquire, finance and successfully integrate such merchandising or marketing services business could have a material adverse effect on the Company's growth strategy and could limit the Company's ability to significantly increase its revenues and profits.

Uncertainty of Financing for, and Dilution Resulting from, Future Acquisitions

The timing, size and success of acquisition efforts and any associated capital commitments cannot be readily predicted. Future acquisitions may be financed by issuing shares of the Company's Common Stock, cash, or a combination of Common Stock and cash. If the Company's Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept the Company's Common Stock as part of the consideration for the sale of their businesses, the Company may be required to obtain additional capital through debt or equity financings. To the extent the Company's Common Stock is used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing stockholders. In addition, there can be no assurance that the Company will be able to obtain the additional financing it may need for its acquisitions on terms that the Company deems acceptable. Failure to obtain such capital would materially adversely affect the Company's ability to execute its growth strategy.

Reliance on the Internet and Third Party Vendors

The Company relies on the Internet for the scheduling, coordination and reporting of its merchandising and marketing services. The Internet has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic as well as increased attacks by hackers and other saboteurs. To the extent that the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on the Internet by this continued growth or that the performance or reliability of the Internet will not be adversely affected. Furthermore, the Internet has experienced a variety of outages and other delays as a result of accidental and intentional damage to portions of its infrastructure, and could face such outages and delays in the future of similar or greater effect. The Company relies on third-party vendors to provide its Internet access and other services used in its business, and the Company has no control over such third-party providers. Any protracted disruption or material slowdown in Internet or other services could increase the Company's costs of operation and reduce efficiency and performance, which could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Economic and Retail Uncertainty

The markets in which the Company operates are cyclical and subject to the effects of economic downturns. The current political, social and economic conditions, including the impact of terrorism on consumer and business behavior, make it difficult for the Company, its vendors and its clients to accurately forecast and plan future business activities. Substantially all of the Company's key clients are either retailers or those seeking to do product merchandising at retailers. Should the retail industry experience a significant economic downturn, the resultant reduction in product sales could significantly decrease the Company's revenues. The Company also has risks associated with its clients changing their business plans and/or reducing their marketing budgets in response to economic conditions, which could also significantly decrease the Company's revenues. Such revenue decreases could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Significant Stockholders: Voting Control and Market Illiquidity

Mr. Robert G. Brown, founder, director, Chairman of the Company, beneficially owns approximately 48% of the Company's outstanding Common Stock, and Mr. William H. Bartels, founder, director, and Vice Chairman of the Company, beneficially owns approximately 28% of the Company's outstanding Common Stock. These stockholders have, should they choose to act together, and under certain circumstances Mr. Brown acting alone may have, the ability to control all matters requiring stockholder approval, including the election of directors and the approval of mergers and other business combination transactions.

In addition, although the Company Common Stock is quoted on the Nasdaq Capital Market, the trading volume in such stock may be limited and an investment in the Company's securities may be illiquid because the founders own a significant amount of the Company's stock.

Dependence Upon and Potential Conflicts in Services Provided by Affiliates

The success of the Company's domestic business is dependent upon the successful execution of its field services by SPAR Marketing Services, Inc. ("SMS"), and SPAR Management Services, Inc. ("SMSI"), as well as the programming services provided by SPAR Infotech, Inc. ("SIT"), each of which is an affiliate, but not a subsidiary, of the Company, and none of which is consolidated in the Company's financial statements. SMS provides substantially all of the merchandising specialists used by the Company in conducting its domestic business (85% of domestic field expense in 2008), and SMSI provides substantially all of the domestic field management services (88% of domestic field management in 2008) used by the Company in conducting its business (See Item 13 – Certain Relationships and Related Transactions, and Director Independence, and Note 9 – Related Party Transactions, below). These services provided to the Company by SMS and SMSI are on a cost-plus basis pursuant to contracts that are cancelable on 60 days notice prior to December 31 of each year or with 180 days notice at any other time (SMS service agreement terminates on December 31, 2010). SIT provides substantially all of the Internet programming services and other computer programming needs used by the Company in conducting its business (see Item 13 – Certain Relationships and Related Transactions, and Director Independence, and Note 9 – Related Party Transactions, below), which are provided to the Company by SIT on an hourly charge basis pursuant to a contract that is cancelable on 30 days notice. The Company has determined that the services provided by SMS, SMSI and SIT are at rates favorable to the Company.

SMS, SMSI and SIT (collectively, the "SPAR Affiliates") are owned solely by Mr. Robert G. Brown, founder, director, Chairman of the Company, and Mr. William H. Bartels, founder, director, and Vice Chairman of the Company, each of whom are also directors and executive officers of each of the SPAR Affiliates (see Item 13 – Certain Relationships and Related Transactions, and Director Independence, and Note 9 – Related Party Transactions, below). In the event of any dispute in the business relationships between the Company and one or more of the SPAR Affiliates, it is possible that Messrs. Brown and Bartels may have one or more conflicts of interest with respect to those relationships and could cause one or more of the SPAR Affiliates to renegotiate or cancel their contracts with the Company or otherwise act in a way that is not in the Company's best interests.

While the Company's relationships with SMS, SMSI and SIT are excellent, there can be no assurance that the Company could (if necessary under the circumstances) replace the field merchandising specialists and management currently provided by SMS and SMSI, respectively, or replace the Internet and other computer programming services provided by SIT, in sufficient time to perform its client obligations or at such favorable rates in the event the SPAR Affiliates no longer performed those services. Any cancellation, other nonperformance or material pricing increase under those affiliate contracts could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

The Company has not paid and does not intend to pay cash Dividends on its stock

The Company has not paid dividends in the past, intends to retain any earnings or other cash resources to finance the expansion of its business and for general corporate purposes, and does not intend to pay cash dividends in the foreseeable future. While the Company's recently issued Preferred Stock accrues a 10% dividend payable in either cash or common stock when authorized by the Board, the Company does not anticipate paying such dividend, in cash, in the foreseeable future. In addition, the Company's Credit Facility with Webster Business Credit Corporation ("Webster") (see Note 4 to the Consolidated Financial Statements – Lines of Credit) restricts the payment of dividends without Webster's prior consent.

Risks Associated with International Subsidiaries

While the Company endeavors to limit its exposure for claims and losses in any international subsidiary through contractual provisions, insurance and use of single purpose entities for such ventures, there can be no assurance that the Company will not be held liable for the claims against and losses of a particular international subsidiary under applicable local law or local interpretation of any subsidiary agreements or insurance provisions. If any such claims and losses should occur, be material in amount and be successfully asserted against the Company, such claims and losses could have a material adverse effect on the Company's business, results of operations and financial condition or the desired increases in the Company's business, revenues and profits.

Risks of Having Material Local Investors in International Subsidiaries

The Company's international model is to partner with local merchandising companies and combine their knowledge of the local market with the Company's proprietary software and expertise in the merchandising business. As a result, each of the Company's international subsidiaries (other than Canada) is owned in material part by an entity in the local country where the international subsidiary resides and is not otherwise affiliated with the Company (each a "Local Stockholder"). 50% of the equity interests in the Company's subsidiaries in Japan and China and 49% of the equity interests in the Company's other international subsidiaries (other than Canada) are owned by Local Stockholders rather than by the Company. The joint venture agreements between the Company and the Local Stockholder in the respective international subsidiaries (other than Canada) specify, among other things, the equity, programming and support services the Company is required to provide and the equity, credit support, certain services and management support that the Local Stockholder is required to provide to the international subsidiary. In the event of any disagreement or other dispute in the business relationships between the Company and Local Stockholder, it is possible that the Local Stockholder may have one or more conflicts of interest with respect to the relationship and could cause the applicable international subsidiary to operate or otherwise act in a way that is not in the Company's best interests.

The joint venture agreements generally have unlimited contract terms and parties generally do not have the right to unilaterally withdraw. However, a non-defaulting party has the right to terminate such agreement upon the other party's default, receipt of notice and failure to cure within a specified period (generally 60 days). In addition, either party, at any time after the end of a specified period (usually between three and five years), may: (1) sell all or part of its equity interest in the international subsidiary to a third party by providing a written notice to the other party of such intentions (in which case the other party has the right of first refusal and may purchase the equity of the offering partner under the same terms and conditions) (a "Right of First Refusal"); or (2) offer to purchase the equity of the other party (in which case the other party has 120 days to either accept or reject the offer or to reverse the transaction and actually purchase the offering partners equity under the same terms and conditions) (a "Buy/Sell Right").

Prior to the May 2008 Board meeting there had been discussions among various parties including the Company about buying or selling shares in the Company's Japan subsidiary. At the March 2009 SPAR Board meeting the board approved, in principal, a sale of its shares in the Japan subsidiary under terms and conditions to be negotiated.

The Company believes its relationships with the Local Stockholders in its international subsidiaries remain good. Several of the company's respective international subsidiary contracts are either at or near the end of the applicable periods during which either of the parties may trigger the Right of First Refusal and Buy/Sell provisions described above. Both the Company and such Local Stockholders, as part of their ongoing relationship, are or will be assessing appropriate action as described above.

There can be no assurance that the Company could (if necessary under the circumstances) replace equity, credit support, management and other services currently provided by any Local Stockholder in sufficient time to perform its client obligations or that the Company could provide these services and or equity in the event the Local Stockholder was to sell its stock or reduce any support to the Company's subsidiary in the applicable country. Any cancellation, other nonperformance or material change under the joint venture agreements with Local Stockholders could have a material adverse effect on the Company's current business, results of operations and financial condition or future growth.

Risks Associated with Foreign Currency

The Company also has foreign currency exposure associated with its international subsidiaries. In 2008, these exposures are primarily concentrated in the Canadian Dollar, Japanese Yen, and Australian Dollar.

Risks Associated with International Business

The Company's expansion strategy includes expansion into various countries around the world. While the Company endeavors to limit its exposure by entering only countries where the political, social and economic environments are conducive to doing business, there can be no assurances that the respective business environments will remain favorable. In the future, the Company's international operations and sales may be affected by the following risks, which may adversely affect United States companies doing business in foreign countries:

- Political and economic risks, including political instability;
- Various forms of protectionist trade legislation that currently exist, or have been proposed;
- Expenses associated with customizing products;
- Local laws and business practices that favor local competition;
- Dependence on local vendors;
- Multiple, conflicting and changing governmental laws and regulations;
- Potentially adverse tax consequences;
- Local accounting principles, practices and procedures and limited familiarity with US GAAP;
- Foreign currency exchange rate fluctuations;
- Communication barriers, including those arising from language, culture, custom and times zones; and
- Supervisory challenges arising from distance, physical absences and such communication barriers.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company does not own any real property. The Company leases certain office space and storage facilities for its corporate headquarters, divisions and subsidiaries under various operating leases, which expire at various dates during the next five years. These leases generally require the Company to pay minimum rents, subject to periodic adjustments, plus other charges, including utilities, real estate taxes and common area maintenance. The Company believes that its relationships with its landlords generally to be good. However, as these leased facilities generally are used for offices and storage, the Company believes that other leased spaces could be readily found and utilized on similar terms should the need arise.

The Company maintains its corporate headquarters in approximately 5,600 square feet of leased office space located in Tarrytown, New York, under an operating lease with a term expiring October 31, 2013.

The Company maintains its data processing center and warehouse at its regional office in Auburn Hills, Michigan, under an operating lease expiring December 31, 2011.

The Company believes that its existing facilities are adequate for its current business. However, new facilities may be added should the need arise in the future.

The following is a list of the locations where the Company maintains leased facilities for the listed offices and countries:

Location	***Office Use***	***Approximate Square Footage***
Domestic:		
Tarrytown, NY	Corporate Headquarters	5,600
Auburn Hills, MI	Regional Office and Warehouse	25,700
International:		
Canada		
Toronto, Ontario	Headquarters	8,600
Japan		
Osaka	Headquarters	1,700
Tokyo	Regional Office	1,500
Nagoya	Regional Office	700
Turkey		
Istanbul	Headquarters	3,000
South Africa		
Durban	Headquarters	2,800
Cape Town	Regional Office	3,000
Port Elizabeth	Regional Office	700
India		
New Delhi	Headquarters	1,300
Mumbai	Regional Office	500
Romania		
Bucharest	Headquarters	1,100
China		
Shanghai	Headquarters	700
Beijing	Regional Office	300
Guangzhou	Regional Office	600
Shenzhen	Regional Office	500
Cheng Du	Regional Office	300
Lithuania		
Siauliai	Headquarters	1,200
Australia		
Melbourne	Headquarters	4,200

Item 3. Legal Proceedings

Safeway Inc. ("Safeway") filed a Complaint against PIA Merchandising Co., Inc. ("PIA Co."), a wholly owned subsidiary of SPAR Group, Inc. ("SGRP"), Pivotal Sales Company ("Pivotal"), a wholly-owned subsidiary of PIA Co., and SGRP in Alameda Superior Court, case no. 2001028498 on October 24, 2001. Safeway claims, as subsequently amended, alleged causes of action for breach of contract and breach of implied contract. PIA Co. and Pivotal filed cross-claims against Safeway on or about March 11, 2002, and amended them on or about October 15, 2002, alleging causes of action by PIA Co. and Pivotal against Safeway for breach of contract, interference with economic relationship, unfair trade practices and unjust enrichment. Trial commenced in March 2006.

On May 26, 2006, the jury in this case returned a verdict resulting in a net award of $1,307,700 to Pivotal, a SGRP subsidiary. This net award is to be paid by Safeway and resulted from separate jury findings that awarded damages to those SGRP subsidiaries on certain claims and damages to Safeway on other claims. In particular, the jury awarded damages to Pivotal of $5,760,879 for Safeway's interference with Pivotal's contractual relationships with third party manufacturers and also awarded $782,400 to Pivotal and PIA for Safeway's breach of contract with those SGRP subsidiaries. The jury awarded damages to Safeway of $5,235,579 for breach of contract by SGRP and those SGRP subsidiaries. Judgment was entered in favor of Pivotal on August 14, 2006 for $1,307,700. Both sides filed post trial motions but all post trial motions were denied. Notices of Appeal were thereafter filed by both Safeway and Pivotal/PIA/SGRP. Pivotal/PIA/SGRP is seeking to have Safeway's award overturned, thereby increasing the award to Pivotal by over $5 million. Safeway is seeking to have overturned the $5,760,879 award against it for interference with contractual relationships. With the appeals pending, the parties participated in a mediation of the dispute, but it was not successful in resolving the matter. Accordingly, the appeals are proceeding.

Briefing on the appeals commenced in the second quarter of 2008, and it is expected that opposition and reply briefs will be completed by March 2009. Thereafter, an oral argument hearing date will be assigned by the court of appeal. The appellate process in the California Court of Appeal is expected to last until late 2009. The Company has recorded the net $1.3 million judgment award in other assets.

In addition to the above, the Company is a party to various other legal actions and administrative proceedings arising in the normal course of business. In the opinion of Company's management, disposition of these other matters are not anticipated to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

The following table sets forth the reported high and low sales prices of the Common Stock for the quarters indicated as reported on the Nasdaq Capital Market.

	2008		2007	
	High	Low	High	Low
First Quarter	$ 1.50	$ 0.62	$ 1.30	$ 0.95
Second Quarter	1.45	0.61	1.23	0.89
Third Quarter	1.20	0.62	1.50	0.95
Fourth Quarter	0.90	0.22	1.02	0.54

As of December 31, 2008, there were approximately 1,000 beneficial shareholders of the Company's Common Stock.

Dividends

The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. While the Company's recently issued Preferred Stock accrues a 10% dividend payable in either cash or common stock when authorized by the Board, the Company does not anticipate paying such dividend in the foreseeable future. The Company currently intends to retain future earnings to finance its operations and fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

The Company's Credit Facility with Webster Business Credit Corporation (see Note 4 to the Consolidated Financial Statements – Lines of Credit) restricts the payment of dividends without Webster's prior consent.

Issuer Purchases of Equity Securities

During the fiscal year ended December 31, 2008, SGRP did not repurchase any of its equity securities.

Corporation Performance

The following graph shows a comparison of cumulative total returns for SGRP's Common Stock, the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Stocks (SIC 7380-7389 U.S. Companies) Miscellaneous Business Services Index, Russell 2000 and S&P Advertising for the period during which SGRP's Common Stock has been registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The graph assumes that the value of an investment in Common Stock and in each such index was $100 on December 31, 2003, and that all dividends have been reinvested.

The comparison in the graph below is based on historical data and is not intended to forecast the possible future performance of SGRP's Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among SPAR Group, Inc.



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
SPAR Group, Inc.
NASDAQ Composite
Russell 2000
S&P Advertising
Peer Group

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
SPAR Group, Inc.	100.00	32.81	28.16	38.13	21.56	23.44
NASDAQ Composite	100.00	110.08	112.88	126.51	138.13	80.47
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
S&P Advertising	100.00	94.30	88.62	110.73	94.64	52.70
Peer Group	100.00	91.29	98.94	118.99	128.36	73.48

Creation and Sale of Unregistered Preferred Stock

On March 28, 2008, SGRP filed a "Certificate of Designation of Series "A" Preferred Stock of SPAR Group, Inc." (the "Preferred Designation"), creating a series of 3,000,000 shares of Preferred Stock designated as "Series A Preferred Stock" with a par value of $0.01 per share (the "Preferred Stock"), which designation had been approved by SGRP's Board of Directors (the "Board") on March 27, 2008.

The Preferred Designation provides that each share of Preferred Stock is to be issued at a value equal to the closing bid price of SGRP's common stock (the "Common Stock") immediately preceding the day SGRP and the purchaser(s) entered into a binding commitment to issue and acquire Preferred Stock. The Preferred Stock will accrue a 10% dividend payable in either cash (when permitted by law and Nasdaq and authorized by the Board) or common stock when authorized by the Board (valued at the current market price of a share of common stock at the time paid but not less than the initial purchase price of a share of such preferred stock). All accrued and unpaid dividends and potential dividends must be paid to the holders of the Preferred Stock before any dividends can be paid to the holders of the Common Stock. The face value (purchase price) of the Preferred Stock and all accrued and unpaid dividends and potential dividends must be paid to the holders of the Preferred Stock before any liquidating distributions can be made to the holders of the Common Stock. The consent of all of the holders of the Preferred Stock is required for SGRP to make any changes in the Preferred Designation or issue any other class of preferred stock senior to or pari passu with the Preferred Stock.

The Preferred Stock is redeemable, at the discretion of SGRP only, for a cash redemption price equal to its face value (purchase price) plus all accrued and unpaid dividends and potential dividends. Each share of Preferred Stock is convertible into one share of Common Stock at the rate of one to one at the option of the holder, which option would be exercisable for so long as the Preferred Stock is outstanding (even if SGRP has elected to redeem the stock). Such a conversion also requires that SGRP satisfy all accrued and unpaid dividends and potential dividends at the same time. The Preferred Stock votes with the Common Stock (no class voting) and have voting rights equal to one vote per share of Preferred Stock.

On March 31, 2008, SGRP, Mr. Brown, Mr. Bartels and SPAR Management Services, Inc. ("SMSI"), an affiliate of SGRP wholly-owned by Mr. Brown and Mr. Bartels (who are officers, directors and significant shareholders of SGRP - see Note 9, Related-Party Transactions), entered into a Subscription Agreement to issue and purchase 89,286 shares of Preferred Stock at $1.12 per share (the closing bid price of SGRP's Common Stock for the most recent trading day available immediately preceding such agreement date) at a cost of $100,000, in return for (among other things) cash or the reduction of an equivalent debt owed by the Company to SMSI. That agreement listed Mr. Brown and Mr. Bartels as the purchasers of such Preferred Stock rather than listing SMSI as the record purchaser of such Preferred Stock and Mr. Brown and Mr. Bartels as prospective indirect (i.e., beneficial) owners. On September 30, 2008, SGRP, Mr. Brown, Mr. Bartels and SMSI entered into an Amended and Restated Series A Preferred Stock Subscription Agreement effective as of March 31, 2008 (the "Restated Subscription Agreement"), to more accurately reflect the parties intentions that SMSI would pay for and acquire record ownership of those shares. SGRP's Audit Committee and Board of Directors each reviewed and approved this affiliated transaction, including (without limitation) the terms of the Restated Subscription Agreement and the affiliated relationship of the parties. The offer and sale of such Preferred Stock have not been registered under the Securities Act or other securities laws, as they were a non-public offer and sale made in reliance upon (among other things) Section 4 (2) of the Securities Act.

Effective September 24, 2008, SGRP and the pension plans of Mr. Brown and Mr. Bartels, SP/R Inc. Defined Benefit Pension Plan, acting through Robert G. Brown, its Trustee, WHB Services, Inc. Defined Benefit Trust, acting through William H. Bartels, its Trustee, and WHB Services, Inc. Investment Savings Trust, acting through William H. Bartels, its Trustee, entered into another agreement to issue and purchase an additional 465,116 shares of preferred stock at $0.86 per share (the closing bid price of SGRP's Common Stock for the most recent trading day available preceding such agreement date). Mr. Brown's pension plan acquired 284,237 preferred shares at cost of $244,444 and Mr. Bartels' pension plans acquired 180,879 preferred shares at a cost of $155,556. SGRP's Audit Committee and Board of Directors each reviewed and unanimously approved this transaction, including the terms of the Preferred Stock and the affiliated relationship of the parties. The offer and sale of such Preferred Stock have not been registered under the Securities Act or other securities laws, as they were a non-public offer and sale made in reliance upon (among other things) Section 4 (2) of the Securities Act.

Item 6. Selected Financial Data

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources

Statements contained in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" include "forward-looking statements" within the meaning of the Securities Laws and are based on the Company's best estimates and determinations. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the Company's actual results, performance and achievements, whether expressed or implied by such forward-looking statements, to not occur or to not be realized or to be less than its plans, goals, intentions and/or expectations. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "believe", "estimate", "anticipate", "continue" or similar terms, variations of those terms or the negative of those terms. You should carefully consider such risks, uncertainties and other information, disclosures and discussions containing cautionary statements or identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements.

You should carefully review this management discussion and analysis together with the risk factors described above (see Item 1A – Risk Factors) and the other cautionary statements contained in this Annual Report on Form 10-K. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified by such risk factors and other cautionary statements. Although the Company believes that its plans, goals, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, it cannot assure that such plans, goals, intentions or expectations will be achieved in whole or in part. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

The Company's operations are currently divided into two divisions: the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising and marketing services, Radio Frequency Identification ("RFID") services, technology services and marketing research to manufacturers and retailers in the United States. The various services are primarily performed in mass merchandisers, electronics store chains, drug store chains and convenience and grocery stores. The International Merchandising Services Division was established in July 2000 and currently provides similar merchandising, marketing services and in-store event staffing through subsidiaries in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia and New Zealand. The Company continues to focus on expanding its merchandising and marketing services business throughout the world.

Critical Accounting Policies & Estimates

The Company's critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 2 to the Consolidated Financial Statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition, depreciation methods, asset impairment recognition, consolidation of subsidiaries and other companies, and discontinued business accounting. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, the Company believes the estimates and judgments associated with the reported amounts are appropriate in the circumstances. Four critical accounting policies are consolidation of subsidiaries, revenue recognition, allowance for doubtful accounts, and internal use software development costs.

Consolidation of Subsidiaries

The Company consolidates its 100% owned subsidiaries. The Company also consolidates all of its 51% owned subsidiaries and all of its 50% owned subsidiaries, as the Company believes it is the primary beneficiary in accordance with Financial Accounting Standards Board Interpretation Number 46, as revised December 2003, Consolidation of Variable Interest Entities ("FIN 46(R)").

Revenue Recognition

The Company's services are provided to its clients under contracts or agreements. The Company bills its clients based upon service fee and per unit fee billing arrangements. Revenues under service fee billing arrangements are recognized when the service is performed. The Company's per unit fee arrangements provide for fees to be earned based on the retail sales of a client's products to consumers. The Company recognizes per unit fees in the period such amounts become determinable and are reported to the Company.

Allowance for Doubtful Accounts

The Company continually monitors the validity of its accounts receivable based upon current client credit information and financial condition. Balances that are deemed to be uncollectible after the Company has attempted reasonable collection efforts are written off through a charge to the bad debt allowance and a credit to accounts receivable. Accounts receivable balances, net of any applicable reserves or allowances, are stated at the amount that management expects to collect from the outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to bad debt allowance based in part on management's assessment of the current status of individual accounts. Based on management's assessment, the Company established an allowance for doubtful accounts of $292,000 and $163,000 at December 31, 2008, and 2007, respectively. Bad debt expenses (recovery) were $284,000 and $(164,000) in 2008, and 2007, respectively.

Internal Use Software Development Costs

In accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes certain costs associated with its internally developed software. Specifically, the Company capitalizes the costs of materials and services incurred in developing or obtaining internal use software. These costs include (but are not limited to) the cost to purchase software, the cost to write program code, payroll and related benefits and travel expenses for those employees who are directly involved with and who devote time to the Company's software development projects. Capitalized software development costs are amortized over three years.

The Company capitalized $448,000 and $328,000 of costs related to software developed for internal use in 2008, and 2007, respectively, and recognized approximately $333,000 and $292,000 of amortization of capitalized software for the years ended December 31, 2008, and 2007, respectively.

Results of operations

The following table sets forth selected financial data and such data as a percentage of net revenues for the years indicated (in millions).

	Year Ended December 31,			
	2008	%	2007	%
Net revenues	$ 69.6	100.0%	$ 60.7	100.0%
Cost of revenues	48.7	69.9	41.5	68.3
Selling, general & administrative expenses	18.5	26.6	20.5	33.7
Depreciation & amortization	0.9	1.3	0.7	1.3
Interest expense	0.3	0.5	0.3	0.5
Other expense (income)	0.7	1.0	0.0	0.0
Income (loss) before income tax provision and minority interest	0.4	0.7	(2.3)	(3.8)
Provision for income taxes	0.5	0.8	0.2	0.3
Loss before minority interest	(0.1)	(0.1)	(2.5)	(4.1)
Minority interest	(0.2)	(0.2)	–	–
Net income (loss)	$ 0.1	0.1%	$ (2.5)	(4.1)%

Results of operations for the twelve months ended December 31, 2008, compared to twelve months ended December 31, 2007

Net Revenues

Net revenues for the twelve months ended December 31, 2008, were $69.6 million, compared to $60.7 million for the twelve months ended December 31, 2007, an increase of $8.9 million.

International net revenues totaled $38.8 million for 2008, increasing 24.0% from $31.3 million in 2007. The following subsidiaries recorded 2008 increases in net revenues over 2007 results: Canada $2.2 million; China $2.0 million; Japan $1.7 million; India $1.5 million; Turkey $516,000 and Australia $268,000. The following subsidiaries reported declines in net revenues below 2007 results: Romania $354,000; Lithuania $162,000 and South Africa $152,000.

Domestic net revenues increased $1.4 million or 4.7% to $30.8 million in 2008 from $29.4 million in 2007.

Cost of Revenues

Cost of revenues consists of in-store labor and field management wages, related benefits, travel and other direct labor-related expenses. Cost of revenues was 69.9% of net revenues for the twelve months ended December 31, 2008, compared to 68.3% for the twelve months ended December 31, 2007.

Internationally, the cost of revenues as a percentage of net revenues were 74.2% and 68.9% for the twelve months ended December 31, 2008, and 2007, respectively. The international cost of revenues percentage increase was primarily attributable to lower margin revenues in Canada, Australia and China accounting for a greater portion of revenues in the twelve months ended December 31, 2008, compared to the prior year.

Domestic cost of revenues as a percentage of net revenues were 64.6% and 67.6% for the twelve months ended December 31, 2008, and 2007, respectively. The decrease was primarily attributable to non-recurring cost concessions totaling $900,000 that were provided in 2008 by the Company's affiliates, SPAR Marketing Services, Inc. ("SMS") and SPAR Management Services, Inc. ("SMSI") (See Item 13 – Certain Relationships and Related Transactions, and Director Independence, and Note 9 – Related Party Transactions, below).

Approximately 85% and 88% of the Company's domestic cost of revenue in both the twelve months ended December 31, 2008, and 2007, respectively, resulted from in-store merchandiser and field management services purchased from the Company's affiliates, SMS and SMSI, respectively. (See Item 13 – Certain Relationships and Related Transactions, and Director Independence, and Note 9 – Related Party Transactions, below)

Operating Expenses

Operating expenses consist of selling, general and administrative expenses, depreciation and amortization. Selling, general and administrative expenses include corporate overhead, project management, information technology, executive compensation, human resource, legal and accounting expenses. The following table sets forth the operating expenses for the years indicated (in millions):

	Year Ended December 31,				Increase (decrease)
	2008	%	2007	%	%
Selling, general & administrative	$ 18.5	26.6%	$ 20.5	33.7%	(9.5)%
Depreciation and amortization	0.9	1.3	0.7	1.3	22.2%
Total operating expenses	$ 19.4	27.9%	$ 21.2	35.0%	8.4%

Selling, general and administrative expenses decreased by approximately $2.0 million, or 9.3%, for the twelve months ended December 31, 2008, to $18.5 million compared to $20.5 million for the twelve months ended December 31, 2007.

International selling, general and administrative expenses for the twelve months ended December 31, 2008, were $9.4 million compared to $10.2 million for the prior year. The decrease of approximately $800,000, or 8.2%, was due to a decrease in spending primarily in Japan, Canada, Australia and South Africa.

Domestic selling, general and administrative expenses totaled $9.1 million for 2008 compared to $10.3 million in 2007. The 2008 reduction in selling, general and administrative expenses of $1.2 million was a result of the Company's continued focus on cost reduction efforts.

Depreciation and amortization charges were $939,000 for the twelve months ended December 31, 2008, compared to $768,000 for the twelve months ended December 31, 2007. The increase of approximately $171,000, or 22.2%, was due to higher purchases of property and equipment in recent years.

Other Expense

Other expense, net was approximately $671,000 for twelve months ended December 31, 2008, compared to other expense, net of approximately $39,000 for the twelve months ended December 31, 2007. The increase of approximately $632,000 was due primarily to one time litigation expense in 2008.

Interest Expense

Interest expense totaled approximately $320,000 for 2008, compared to interest expense of approximately $315,000 for 2007. The increase was a compilation of lower debt levels and higher interest rates in 2008.

Income Taxes

The provision for income taxes was $532,000 and $157,000 for 2008 and 2007, respectively. The increase in income tax provision of approximately $375,000 was primarily due to additional tax expense resulting from a change in tax filing status in Japan. The domestic tax provisions for both 2008 and 2007 were primarily for minimum domestic state tax liabilities.

Minority Interest

Minority interest income of $163,000 and expense of $47,000 resulted from the net operating profits and losses of the Company's 51% owned subsidiaries and its 50% owned subsidiaries for the twelve months ended December 31, 2008 and 2007, respectively.

Net Income (Loss)

The SPAR Group had a net income for 2008 of approximately $102,000, or $0.01per share, compared to a net loss for 2007 of approximately $2.5 million, or $0.13 per share.

Off Balance Sheet Arrangements

None.

Liquidity and Capital Resources

For the twelve months ended December 31, 2008, the Company had a net income of $102,000, compared to a loss of approximately $2.5 million for the year ended December 31, 2007.

Net cash provided by operating activities for the year ended December 31, 2008 was $2.2 million, compared to net cash provided by operating activities of $12,000 in 2007. The change of approximately $2.2 million in cash provided by operating activities is primarily due to increased net income.

Net cash used in investing activities for the year ended December 31, 2008 and 2007, was $1.2 million and $814,000, respectively. The change in net cash used in investing activities was a result of increased purchases of property and equipment in 2008.

Net cash used in financing activities for the year ended December 31, 2008 was $279,000 compared with net cash provided by financing activities of $834,000 for the year ended December 31, 2007. The cash used in financing activities was a result of the Company payments on its lines of credit, partially offset by the issuance of preferred stock.

The above activity resulted in an increase in cash and cash equivalents for the twelve months ended December 31, 2008, of $439,000.

The Company had negative working capital of $635,000 and $450,000 as of December 31, 2008 and 2007, respectively. The Company's current ratio was 0.96 and 0.97 at December 31, 2008 and 2007, respectively. The decrease in working capital and current ratio were primarily due to increases in accounts payable and other current liabilities.

In January 2003, the Company (other than SGRP's foreign subsidiaries) and Webster Business Credit Corporation, then known as Whitehall Business Credit Corporation ("Webster"), entered into the Third Amended and Restated Revolving Credit and Security Agreement (as amended, collectively, the "Credit Facility"). The Credit Facility provides for a $7.0 million revolving line of credit maturing on January 23, 2009. In March 2007 the credit facility was further amended to, among other things, delay the Minimum Fixed Coverage ratio until the fourth quarter 2007, establish an EBITDA covenant and increase the interest rate by .25% beginning March 28, 2007. In May 2007 the credit facility was amended to provide for an availability reserve of $500,000. In August 2007 the credit facility was further amended to reduce the availability reserve to $250,000 until November 30, 2007. On November 16, 2007 Webster amended the credit facility to extend the availability reserve of $250,000 indefinitely and to reduce the revolving line of credit from $7.0 to $5.0 million. In February 2008, the Credit Facility was amended to establish monthly EBITDA covenants until September 30, 2008, and to set a Fixed Charge Coverage Ratio covenant for the year ended December 31, 2008. In January 2009 the Credit Facility was amended to extend the agreement until March 15, 2009, adjust the interest rate to the greater of 5%, the Alternative Base Rate or 30 day LIBOR plus 2.75% and to increase the limit on the capital expenditures to $1.3 million. In March 2009, the Credit Facility was further amended to extend the maturity until March 15, 2010, extend the monthly Fixed Charge Coverage Ratio covenant until March 15, 2010 and reset the limit on capital expenditures to $800,000.

Borrowings are based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" domestic accounts receivable less certain reserves). The Credit Facility is secured by all of the assets of the Company's domestic subsidiaries. The Credit Facility also limits certain expenditures, including, but not limited to, capital expenditures and other investments.

In addition, Mr. Robert G. Brown, a Director, the Chairman and a major stockholder of SGRP, and Mr. William H. Bartels, a Director, the Vice Chairman and a major stockholder of SGRP, have provided personal guarantees of the Credit Facility totaling $1.0 million.

The basic interest rate under the Credit Facility is the greater of 5%, Webster's "Alternative Base Rate" plus 1.0% per annum (a total of 5.1% per annum at December 31, 2008), which automatically changes with each change made by Webster in such Alternative Base Rate, or LIBOR plus 2.75%. The actual average interest rate under the Credit Facility was 4.3% per annum for the twelve months ended December 31, 2008. The Credit Facility is secured by substantially all of the assets of the Company (other than SGRP's foreign subsidiaries and their assets).

The domestic revolving loan balances outstanding under the Credit Facility were $3.9 million and $4.9 million at December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had unused availability under the Credit Facility of $84,000 out of the remaining maximum $1.1 million unused revolving line of credit.

Because of the requirement to maintain a lock box arrangement with Webster and Webster's ability to invoke a subjective acceleration clause at its discretion, borrowings under the Credit Facility are classified as current at December 31, 2008 and 2007, in accordance with EITF 95-22, *Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Agreement.*

At December 31, 2008, the Company was not in violation of its covenants and does not expect to be in violation at future measurement dates. However, there can be no assurances that the Company will not be in violation of certain covenants in the future and should the Company be in violation; there can be no assurances that Webster will issue waivers for any future violations.

The Japanese subsidiary SPAR FM Japan, Inc. has line of credit agreements totaling 100 million Yen or approximately $1.1 million (based upon the exchange rate at December 31, 2008). There were no outstanding balances under the line of credit agreements at December 31, 2008. The outstanding balance at December 31, 2007 was approximately 90 million Yen, or approximately $802,000 (based upon the exchange rate at that date). In addition, the Japanese subsidiary had cash balances totaling 105 million Yen, or approximately $1.2 million (based upon the exchange rate at December 31, 2008) and 137 million Yen, or approximately $1.2 million (based upon the exchange rate at December 31, 2007) at December 31, 2008 and 2007, respectively. The average interest rate was 2.3% per annum for 2008.

In 2008, the Australian subsidiary, SPARFACTS Australia Pty. Ltd., entered into a revolving line of credit arrangement with Commonwealth Bank of Australia (CBA) for $2.0 million (Australian), or approximately $1.4 million (based upon the exchange rate at December 31, 2008). At December 31, 2008, SPARFACTS Australia Pty. Ltd. had $1.4 million (Australian), or approximately $1.0 million, outstanding under the line of credit (based upon the exchange rate at that date). The average interest rate was 9.5% per annum for the twelve months ended December 31, 2008.

On October 20, 2006, SPAR Canada Company, a wholly owned subsidiary, entered into a secured credit agreement with Royal Bank of Canada providing for a Demand Operating Loan for a maximum borrowing of $750,000 (Canadian) or approximately $613,725 (based upon the exchange rate at December 31, 2008). The Demand Operating Loan provides for borrowing based upon a formula as defined in the agreement (principally 75% of eligible accounts receivable less certain deductions) and a minimum total debt to tangible net worth covenant. On March 28, 2008, Royal Bank of Canada amended the secured credit agreement to reduce the maximum borrowing to $500,000 (Canadian) however, in October 2008, Royal Bank of Canada reinstated the loan limit to $750,000 (Canadian). At December 31, 2008, SPAR Canada Company had $691,000 (Canadian), or approximately $565,000, outstanding under the line of credit (based upon the exchange rate at December 31, 2008). The average interest rate was 4.5% per annum for the twelve months ended December 31, 2008.

The Company's international model is to partner with local merchandising companies and combine the partner's knowledge of the local market with the Company's proprietary software and expertise in the merchandising and marketing business. In 2001, the Company established its first international subsidiary and has continued this strategy. As of this filing, the Company is currently operating in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia and New Zealand through 9 subsidiaries.

Certain of the international subsidiaries are marginally profitable while others are operating at a loss. None of these entities have excess cash reserves. In the event of continued losses, the Company may find it necessary to provide additional cash infusions into these subsidiaries.

Management believes that based upon the existing credit facilities, sources of cash availability will be sufficient to support ongoing operations over the next twelve months. However, delays in collection of receivables due from any of the Company's major clients, or a significant further reduction in business from such clients, or the inability to acquire new clients, or the Company's inability to remain profitable, or the inability to obtain bank waivers in the event of future covenant violations could have a material adverse effect on the Company's cash resources and its ongoing ability to fund operations.

Certain Contractual Obligations

The following table contains a summary of certain of the Company's contractual obligations by category as of December 31, 2008 (in thousands).

Contractual Obligations	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facilities	$ 5,494	$5,494	–	–	–
Capital Lease Obligations	325	223	$102	–	–
Operating Lease Obligations	1,808	607	1,165	$ 36	–
Total	$ 7,627	$6,324	$ 1,267	$ 36	–

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

See Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.(T) Controls and Procedures

Disclosure controls and procedures

An evaluation was conducted under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2008. Based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, internal control over financial reporting determined to be effective provides only reasonable assurance regarding the reliability of financial reporting and the preparations of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company carried out an evaluation of the effectiveness as of December 31, 2008, of the design and operation of its internal control over financial reporting pursuant to Rule 13a-15 of the Exchange Act, which was conducted under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer. This evaluation was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control--Integrated Framework". Based upon this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The company's registered public accounting firm was not required to report on internal controls for 2008, pursuant to the temporary rules of the Securities and Exchange Commission.

Internal control over financial reporting

The Company's management, including the CEO and CFO, confirm that there was no change in the Company's internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to the information set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, which information is incorporated by reference to this Annual Report on Form 10-K. Notwithstanding the foregoing, information appearing in the sections "Executive Compensation Report of the Compensation Committee" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Annual Report on Form 10-K.

Item 11. Executive Compensation

Reference is made to the information set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, which information is incorporated by reference to this Annual Report on Form 10-K. Notwithstanding the foregoing, information appearing in the sections "Executive Compensation Report of the Compensation Committee" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the information set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, which information is incorporated by reference to this Annual Report on Form 10-K. Notwithstanding the foregoing, information appearing in the sections "Executive Compensation Report of the Compensation Committee" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the information set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, which information is incorporated by reference to this Annual Report on Form 10-K. Notwithstanding the foregoing, information appearing in the sections "Executive Compensation Report of the Compensation Committee" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to the information set forth in the Company's definitive proxy statement, which will be filed with the Securities and Exchange Commission for our Annual Meeting of Shareholders, presently scheduled to be held on May 28, 2009, pursuant to Regulation 14A not later than 120 days after the end of our fiscal year, which information is incorporated by reference to this Annual Report on Form 10-K. Notwithstanding the foregoing, information appearing in the sections "Executive Compensation Report of the Compensation Committee" and "Audit Committee Report" shall not be deemed to be incorporated by reference in this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Index to Financial Statements filed as part of this report:

2. Financial Statement Schedules.

3. Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation of SPAR Group, Inc. (referred to therein under its former name of PIA Merchandising Services, Inc.), as amended (incorporated by reference to SGRP's Registration Statement on Form S-1 (Registration No. 33-80429), as filed with the Securities and Exchange Commission ("SEC") on December 14, 1995 (the "Form S-1"), and the Certificate of Amendment filed with the Secretary of State of the State of Delaware on July 8, 1999 (which, among other things, changes SGRP's name to SPAR Group, Inc.) (incorporated by reference to Exhibit 3.1 to SGRP's Form 10-Q for the 3rd Quarter ended September 30, 1999).
3.2	Amended and Restated By-Laws of SPAR Group, Inc., adopted on May 18, 2004, as amended through November 8, 2007 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on November 14, 2007).
3.3	Amended and Restated Charter of the Audit Committee of the Board of Directors of SPAR Group, Inc., adopted May 18, 2004, as amended through November 8, 2007 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on November 14, 2007).
3.4	Charter of the Compensation Committee of the Board of Directors of SPAR Group, Inc., adopted on May 18, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 27, 2004).

3.5 Charter of the Governance Committee of the Board of Directors of SPAR Group, Inc., adopted on May 18, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 27, 2004).

3.6 SPAR Group, Inc. Statement of Policy Respecting Stockholder Communications with Directors, adopted on May 18, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 27, 2004).

3.7 SPAR Group, Inc. Statement of Policy Regarding Director Qualifications and Nominations, adopted on May 18, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 27, 2004).

3.8 Certificate of Designation of Series "A" Preferred Stock of SPAR Group, Inc., As of March 28, 2008 (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the SEC on March 31, 2008).

4.1 Registration Rights Agreement entered into as of January 21, 1992, by and between RVM Holding Corporation, RVM/PIA, a California Limited Partnership, The Riordan Foundation and Creditanstalt-Bankverine (incorporated by reference to the Form S-1).

4.2 Amended and Restated Series A Preferred Stock Subscription Agreement by and among SGRP, Robert G. Brown, William H. Bartels and SPAR Management Services, Inc., a Nevada corporation ("SMSI"), dated September 30, 2008, and effective as of March 31, 2008 (incorporated by reference to SGRP's current report on Form 8-K dated October 6, 2008, as filed with the SEC on October 10, 2008).

4.3 Series A Preferred Stock Subscription Agreement by and among SGRP, SP/R Inc. Defined Benefit Pension Plan, acting through Robert G. Brown, its Trustee, WHB Services, Inc. Defined Benefit Trust, acting through William H. Bartels, its Trustee, and WHB Services, Inc. Investment Savings Trust, acting through William H. Bartels, its Trustee, affiliates of Mr. Robert G. Brown and Mr. William H. Bartels, dated September 30, 2008, and effective as of September 24, 2008 (incorporated by reference to SGRP's current report on Form 8-K dated October 6, 2008, as filed with the SEC on October 10, 2008).

10.1 2008 Stock Compensation Plan effective as of May 29, 2008 (incorporated by reference to SGRP's Proxy Statement for SGRP's annual stockholders meeting held on May 29, 2008, as filed with the SEC on April 29, 2008).

10.2 2000 Stock Option Plan, as amended through May 16, 2006 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended September 30, 2006, as filed with the SEC on November 14, 2006).

10.3 2001 Employee Stock Purchase Plan (incorporated by reference to SGRP's Proxy Statement for SGRP's annual stockholders meeting held on August 2, 2001, as filed with the SEC on July 12, 2001).

10.4 2001 Consultant Stock Purchase Plan (incorporated by reference to SGRP's Proxy Statement for SGRP's Annual meeting held on August 2, 2001, as filed with the SEC on July 12, 2001).

10.5 Amended and Restated Change in Control Severance Agreement between William H. Bartels and SPAR Group, Inc., dated as of December 22, 2008 (as filed herewith).

10.6 Amended and Restated Change in Control Severance Agreement between Gary S. Raymond and SPAR Group, Inc., dated as of December 30, 2008 (as filed herewith).

10.7 Amended and Restated Change in Control Severance Agreement between Kori G. Belzer and SPAR Group, Inc., dated as of December 31, 2008 (as filed herewith).

10.8 Amended and Restated Change in Control Severance Agreement between Patricia Franco and SPAR Group, Inc., dated as of December 31, 2008 (as filed herewith).

10.9 Amended and Restated Change in Control Severance Agreement between James R. Segreto and SPAR Group, Inc., dated as of December 20, 2008 (as filed herewith)..

10.10 Amended and Restated Field Service Agreement dated and effective as of January 1, 2004, by and between SPAR Marketing Services, Inc., and SPAR Marketing Force, Inc. (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 21, 2004).

10.11 First Amendment to Amended and Restated Field Service Agreement between SPAR Marketing Services, Inc., a Nevada corporation ("SMS"), and SPAR Marketing Force, Inc., a Nevada corporation ("SMF"), dated September 30, 2008, and effective as of September 24, 2008 (the "First Amendment") (incorporated by reference to SGRP's current report on Form 8-K dated October 6, 2008, as filed with the SEC on October 10, 2008).

10.12 Amended and Restated Field Management Agreement dated and effective as of January 1, 2004, by and between SPAR Management Services, Inc., and SPAR Marketing Force, Inc. (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 21, 2004).

10.13 Amended and Restated Programming and Support Agreement by and between SPAR Marketing Force, Inc. and SPAR Infotech, Inc., dated and effective as of September 15, 2007 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on November 14, 2007).

10.14 Trademark License Agreement dated as of July 8, 1999, by and between SPAR Marketing Services, Inc., and SPAR Trademarks, Inc. (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 31, 2002).

10.15 Trademark License Agreement dated as of July 8, 1999, by and between SPAR Infotech, Inc., and SPAR Trademarks, Inc. (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 31, 2002).

10.16 Master Lease Agreement by and between SPAR Marketing Services, Inc. and SPAR Marketing Force, Inc. dated as of November 2004 relating to lease of handheld computer equipment (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.17 Amended and Restated Equipment Leasing Schedule 001 to Master Lease Agreement by and between SPAR Marketing Services, Inc., and SPAR Marketing Force, Inc., dated as of November 1, 2004, relating to lease of handheld computer equipment (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.18 Amended and Restated Equipment Leasing Schedule 002 to Master Lease Agreement by and between SPAR Marketing Services, Inc., and SPAR Marketing Force, Inc., dated as of January 4, 2005, relating to lease of handheld computer equipment (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.19 Amended and Restated Equipment Leasing Schedule 003 to Master Lease Agreement by and between SPAR Marketing Services, Inc., and SPAR Marketing Force, Inc., dated as of January 31, 2005, relating to lease of handheld computer equipment (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.20 Equipment Leasing Schedule 004 to Master Lease Agreement by and between SPAR Marketing Services, Inc., and SPAR Marketing Force, Inc., dated as of March 24, 2005, relating to lease of handheld computer equipment (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.21 Master Lease Agreement by and between SPAR Marketing Services, Inc. and SPAR Canada Company dated as of January 2005 relating to lease of handheld computer equipment (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.22 Amended and Restated Equipment Leasing Schedule 001 to Master Lease Agreement by and between SPAR Marketing Services, Inc., and SPAR Canada Company dated as of January 4, 2005, relating to lease of handheld computer equipment (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.23 Bill of Sale and Lease Termination Under Certain Schedules to Master Equipment Leases by and among SMF, SPAR Canada Company, a Nova Scotia corporation, and SMS dated September 30, 2008, and effective as of September 24, 2008 (the "Bill of Sale") (incorporated by reference to SGRP's current report on Form 8-K dated October 6, 2008, as filed with the SEC on October 10, 2008).

10.24 Joint Venture Agreement dated as of March 26, 2004, by and between Solutions Integrated Marketing Services Ltd. and SPAR Group International, Inc., respecting the Corporation's subsidiary in India (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.25 Joint Venture Shareholders Agreement between Friedshelf 401 (Proprietary) Limited, SPAR Group International, Inc., Derek O'Brien, Brian Mason, SMD Meridian CC, Meridian Sales & Merchandising (Western Cape) CC, Retail Consumer Marketing CC, Merhold Holding Trust in respect of SGRP Meridian (Proprietary) Limited, dated as of June 25, 2004, respecting the Corporation's subsidiary in South Africa (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.26 Joint Venture Agreement dated as of July 21, 2003, by and between CEO Produksiyon Tanitim ve Arastirma Hizmetleri Ltd Sti and SPAR Group International, Inc., respecting the Corporation's subsidiary in Turkey (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.27 Joint Venture Agreement dated as of May 1, 2001, by and between Paltac Corporation and SPAR Group, Inc., respecting the Corporation's subsidiary in Japan (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.28 Agreement on Amendment dated as of August 1, 2004, by and between SPAR Group, Inc. and SPAR FM Japan, Inc., respecting the Corporation's subsidiary in Japan (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.29 Joint Venture Agreement dated as of January 26, 2005, by and between Best Mark Investments Holdings Ltd. and SPAR International Ltd., respecting the Corporation's subsidiary in China (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.30 Joint Venture Agreement dated as of December 14, 2004, by and between Field Insights S.R.L. and SPAR Group International, Inc., respecting the Corporation's subsidiary in Romania (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.31 Joint Venture Agreement dated as of September 26, 2006 by and between UAB Rinkos skatinimo sistemo and SPAR Group International, Inc., respecting the Corporation's subsidiary in Lithuania (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007).

10.32 Joint Venture Agreement dated as of March 29, 2006 by and between FACE AND COSMETIC TRADING SERVICES PTY LIMITED and SPAR International, Ltd., respecting the Corporation's subsidiary in Australia (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007).

10.33 Stock Purchase and Sale Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to SGRP's Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC on August 14, 2002).

10.34 Revolving Credit, Guaranty and Security Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to SGRP's Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC on August 14, 2002).

10.35 Term Loan, Guaranty and Security Agreement by and among Performance Holdings, Inc. and SPAR Incentive Marketing, Inc., effective as of June 30, 2002 (incorporated by reference to SGRP's Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC on August 14, 2002).

10.36 Promissory Note in the principal amount of $764,271.00 by STIMULYS, Inc., in favor of SPAR Incentive Marketing, Inc., dated as of September 10, 2004 (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.37 Payoff and Release Letter by and between STIMULYS, Inc., and SPAR Incentive Marketing, Inc., dated as of September 10, 2004 (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.38 Sales Proceeds Agreement by and between STIMULYS, Inc. and SPAR Incentive Marketing, Inc., dated as of September 10, 2004 (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.39 Third Amended and Restated Revolving Credit and Security Agreement by and among Whitehall Business Credit Corporation (the "Lender") with SPAR Marketing Force, Inc., SPAR Group, Inc., SPAR, Inc., SPAR/Burgoyne Retail Services, Inc., SPAR Incentive Marketing, Inc., SPAR Trademarks, Inc., SPAR Marketing, Inc. (DE), SPAR Marketing, Inc. (NV), SPAR Acquisition, Inc., SPAR Group International, Inc., SPAR Technology Group. Inc., SPAR/PIA Retail Services, Inc., Retail Resources, Inc., Pivotal Field Services Inc., PIA Merchandising Co., Inc., Pacific Indoor Display Co. and Pivotal Sales Company (collectively, the "Existing Borrowers"), dated as of January 24, 2003 (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 31, 2003).

10.40 Waiver And Amendment No. 3 To Third Amended And Restated Revolving Credit And Security Agreement entered into as of March 26, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 26, 2004).

10.41 Joinder, Waiver And Amendment No. 4 To Third Amended And Restated Revolving Credit And Security Agreement entered into as of May 17, 2004 (incorporated by reference to SGRP's report on Form 8-K, as filed with the SEC on May 26, 2004).

10.42 Waiver and Amendment to Third Amended and Restated Revolving Credit and Security Agreement by and among the Lender and the Borrowers dated as of January 2004 (incorporated by reference to SGRP's report on Form 10-K/A for the year ended December 31, 2003, as filed with the SEC on June 28, 2004).

10.43 Waiver and Amendment No. 5 to Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of August 20, 2004 (incorporated by reference to SGRP's quarterly report of the quarter ended June 30, 2004, as filed with the SEC on August 23, 2004).

10.44 Waiver and Amendment No. 6 to Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of November 12, 2004 (incorporated by reference to SGRP's quarterly report for the quarter ended September 30, 2004, as filed with the SEC on November 17, 2004).

10.45 Waiver to the Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of March 31, 2004 (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on April 12, 2005).

10.46 Waiver to the Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of March 31, 2005 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.47 Waiver to the Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of May 11, 2005 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 18, 2005).

10.48 Waiver to the Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of August 10, 2005, with respect to the fiscal quarter ended June 30, 2005 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 15, 2005).

10.49 Waiver to the Third Amended and Restated Revolving Credit and Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of November 10, 2005, with respect to the fiscal quarter ended September 30, 2005 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended September 30, 2005, as filed with the SEC on November 14, 2005).

10.50 Amendment No. 7 to the Third Amended and Restated Revolving Credit and Security Agreement dated as of January 18, 2006, by and among, SPAR Marketing Force, Inc., SPAR, Inc., SPAR/Burgoyne Retail Services, Inc., the Registrant, SPAR Incentive Marketing, Inc., SPAR Trademarks, Inc., SPAR Marketing, Inc. (DE), SPAR Marketing, Inc. (NV), SPAR Acquisition, Inc., SPAR Technology Group, Inc., SPAR/PIA Retail Services, Inc., Retail Resources, Inc., Pivotal Field Services, Inc., PIA Merchandising Co., Inc., Pacific Indoor Display, Inc., Pivotal Sales Company, SPAR All Store Marketing Services, Inc., and SPAR Bert Fife, Inc., each as a "Borrower" and collectively as the "Borrowers" thereunder, and Webster Business Credit Corporation (formerly known as Whitehall Business Credit Corporation), as the "Lender" thereunder (incorporated by reference to SGRP's report on the Form 8-K, as filed with the SEC on January 26, 2006).

10.51 Consent, Joinder, Release and Amendment Agreement dated as of October 31, 2003, by and among the Lender, the Existing Borrowers and SPAR All Store Marketing, Inc., as a Borrower (incorporated by reference to SGRP's Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 31, 2004).

10.52 Waiver And Amendment No. 8 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of March 28, 2007 with respect to the fiscal year ended December 31, 2006 (incorporated by reference to SGRP's annual report on Form 10-K for year ended December 31, 2006, as filed with the SEC on April 2, 2007).

10.53 Waiver And Amendment No. 9 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of May 18, 2007 with respect to the fiscal year ended December 31, 2006 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 21, 2007).

10.54 Limited Guaranty of Robert G. Brown in favor of Webster Business Credit Corporation, dated as of May 18, 2007 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 21, 2007).

10.55 Limited Guaranty of William H. Bartels in favor of Webster Business Credit Corporation, dated as of May 18, 2007 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 21, 2007).

10.56 Waiver And Amendment No. 10 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of August 1, 2007 with respect to the fiscal quarter ended June 30, 2007 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended June 30, 2007, as filed with the SEC on August 20, 2007).

10.57 Waiver And Amendment No. 11 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of November 16, 2007 with respect to the fiscal year ended December 31, 2006 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended September 30, 2007, as filed with the SEC on November 19, 2007).

10.58 Waiver And Amendment No. 12 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of February 12, 2008, with respect to the fiscal year ended December 31, 2007 (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the SEC on March 31, 2008).

10.59 Waiver And Amendment No. 13 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of August 14, 2008, with respect to the fiscal quarter ended June 30, 2008 (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended June 30, 2008, as filed with the SEC on August 14, 2008).

10.60 Amendment No. 14 To Third Amended And Restated Revolving Credit And Security Agreement among Webster Business Credit Corporation, SPAR Group, Inc., and certain of its subsidiaries dated as of January 23, 2009, as filed herewith.

10.61 Confirmation of Credit Facilities Letter by Royal Bank of Canada in favor of SPAR Canada Company dated as of October 17, 2006 (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007).

10.62 General Security Agreement by SPAR Canada Company in favor of Royal Bank of Canada dated as of October 20, 2006 (incorporated by reference to SGRP's annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007).

10.63 Waiver Letter and Amendment by and between Royal Bank of Canada Company, dated as of March 31, 2008 (incorporated by reference to SGRP's annual report on Form 10-K , as filed with the SEC on March 31, 2008).

10.64 Debtor Finance Agreement dated as of May 24, 2006 by and among Bendingo Bank Limited ACN and Sparfacts Pty Ltd. together with Bendingo Bank Limited ACN Standard Terms and Conditions (incorporated by reference to SGRP's quarterly report on Form 10-Q for the quarter ended March 31, 2008, as filed with the SEC on May 15, 2008).

14.1 Code of Ethical Conduct for the Directors, Senior Executives and Employees, of SPAR Group, Inc., dated May 1, 2004 (incorporated by reference to SGRP's Form 8-K, as filed with the SEC on May 5, 2004).

14.2 Statement of Policy Regarding Personal Securities Transaction in Company Stock and Non-Public Information, as amended and restated on May 1, 2004 (incorporated by reference to SGRP's Form 8-K, as filed with the SEC on May 5, 2004).

21.1 List of Subsidiaries.

23.1 Consent of Rehmann Robson.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPAR Group, Inc.

By: /s/ Gary S. Raymond
Gary S. Raymond
Chief Executive Officer

Date: April 15, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this amendment to the report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

SIGNATURE	TITLE
/s/ Gary S. Raymond Gary S. Raymond Date: April 15, 2009	Chief Executive Officer and Director
/s/ Robert G. Brown Robert G. Brown Date: April 15, 2009	Chairman of the Board and Director
/s/ William H. Bartels William H. Bartels Date: April 15, 2009	Vice Chairman and Director
/s/ Jack W. Partridge Jack W. Partridge Date: April 15, 2009	Director
/s/ Jerry B. Gilbert Jerry B. Gilbert Date: April 15, 2009	Director
/s/ Lorrence T. Kellar Lorrence T. Kellar Date: April 15, 2009	Director
/s/ C. Manly Molpus C. Manly Molpus Date: April 15, 2009	Director
/s/ James R. Segreto James R. Segreto Date: April 15, 2009	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

SPAR Group, Inc. and Subsidiaries

Tarrytown, New York

We have audited the accompanying consolidated balance sheets of SPAR Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule for these years as listed in the index at Item 15. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits. We did not audit the financial statements of UAB SPAR RSS Baltic; SPAR Turkey, Ltd. (SPAR Alan Pazarlama Hizmetleri Limited Sirketi); or SPAR Solutions India Private Limited as of and for the years ended December 31, 2008 and 2007. These statements reflect total assets constituting 10% and 8% of consolidated total assets as of December 31, 2008 and 2007, respectively, and total revenues constituting 11% and 10% of total consolidated revenue for 2008 and 2007, respectively. Such financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for UAB SPAR RSS Baltic; SPAR Turkey, Ltd. (SPAR Alan Pazarlama Hizmetleri Limited Sirketi); and SPAR Solutions India Private Limited for 2008, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors for 2008 and 2007, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPAR Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial schedule for those years, when considered in relation to the consolidated financial statements taken as a whole presents fairly, in all material respects, the information set forth therein.

/s/ Rehmann Robson

Troy, Michigan
April 14, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
SPAR Alan Pazarlama Hizmetleri Limited Sirketi

We have audited the accompanying balance sheet of Spar Alan Pazarlama Hizmetleri Limited Şirketi (the "Company") as at December 31, 2008 and 2007, and the related statement of operations and stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the result of its operations for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Güreli Yeminli Mali Müşavirlik A.Ş.

Istanbul, Turkey
February 6, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
SPAR Solutions Merchandising Private Limited
New Delhi, India

The board of directors and stockholders of SPAR Solutions Merchandising Private Limited

We have audited the accompanying balance sheets of SPAR Solutions Merchandising Private Limited, a company incorporated under the laws of India, as of December 31, 2008 and 2007 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPAR Solutions Merchandising Private Limited as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in United States.

/s/ Nagesh Behl & Co.

New Delhi, India
April 13, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
UAB "SPAR RRS BALTIC"
Vilnius, Lithuania

We have audited the accompanying balance sheet of UAB "SPAR RRS BALTIC" as of December 31, 2008 and 2007, and the related statements of income, stockholders equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UAB "SPAR RRS BALTIC" as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

/s/ UAB "Rezultatas"

Vilnius, Lithuania
February 17, 2009

SPAR Group, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,685**	$ 1,246
Accounts receivable, net	**13,110**	13,748
Prepaid expenses and other current assets	**1,446**	975
Total current assets	**16,241**	15,969
Property and equipment, net	**1,803**	1,528
Goodwill	**798**	798
Other assets	**1,806**	1,648
Total assets	**$ 20,648**	$ 19,943
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 4,491**	$ 3,631
Accrued expenses and other current liabilities	**4,911**	3,981
Accrued expenses due to affiliates	**1,398**	2,107
Customer deposits	**582**	580
Lines of credit	**5,494**	6,119
Total current liabilities	**16,876**	16,418
Minority interest and other long-term liabilities	**593**	975
Total liabilities	**17,469**	17,393
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized shares - 3,000,000		
Issued and outstanding shares- 554,402 – December 31, 2008	**6**	–
Common stock, $.01 par value:		
Authorized shares - 47,000,000		
Issued and outstanding shares -		
19,139,365 – December 31, 2008		
19,089,177 – December 31, 2007	**191**	191
Treasury stock	**(1)**	(1)
Accumulated other comprehensive loss	**(361)**	(43)
Additional paid-in capital	**12,821**	11,982
Accumulated deficit	**(9,477)**	(9,579)
Total stockholders' equity	**3,179**	2,550
Total liabilities and stockholders' equity	**$ 20,648**	$ 19,943

See accompanying notes.

SPAR Group, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Net revenues	**$ 69,611**	$ 60,716
Cost of revenues	**48,688**	41,468
Gross profit	**20,923**	19,248
Selling, general and administrative expenses	**18,514**	20,466
Depreciation and amortization	**939**	768
Operating income (loss)	**1,470**	(1,986)
Interest expense	**328**	315
Other expense	**671**	39
Income (loss) before provision for income taxes and minority interest	**471**	(2,340)
Provision for income taxes	**532**	157
Loss before minority interest	**(61)**	(2,497)
Minority interest	**(163)**	47
Net income (loss)	**$ 102**	$ (2,544)
Basic/diluted net income (loss) per common share:		
Net income (loss) - basic/diluted	**$ 0.01**	$ (0.13)
Weighted average common shares – basic	**19,130**	19,011
Weighted average common shares – diluted	**19,315**	19,011

See accompanying notes.

SPAR Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands)

	Preferred Stock		Common Stock						
	Shares	Amount	Shares	Amount	Treasury Stock	Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Gain	Total Stock-holders' Equity
Balance at January 1, 2007			18,934	$ 189	$ (1)	$ 11,484	$ (7,035)	$ (109)	$ 4,528
Stock options exercised and employee stock purchase plan purchases			155	2	–	199	–	–	201
Issuance of stock options to non-employees for services			–	–	–	18	–	–	18
Issuance of stock options to employees for services			–	–	–	281	–	–	281
Comprehensive loss:									
Foreign currency translation loss			–	–	–	–	–	66	66
Net loss			–	–	–	–	(2,544)	–	(2,544)
Comprehensive loss									(2,478)
Balance at December 31, 2007	–	–	19,089	$ 191	$ (1)	$ 11,982	$ (9,579)	$ (43)	$ 2,550
Preferred Stock Issued	554	$ 6	–	–	–	–	–	–	6
Stock options exercised and employee stock purchase			–	–	–	494	–	–	494
plan purchases			50	–	–	41	–	–	41
Issuance of stock options to non-employees for services			–	–	–	71	–	–	71
Issuance of stock options to employees for services			–	–	–	233	–	–	233
Comprehensive loss:									
Foreign currency translation gain			–	–	–	–	–	(318)	(318)
Net Income			–	–	–	–	102	–	102
Comprehensive loss									(216)
Balance at December 31, 2008	554	$ 6	19,139	$ 191	$ (1)	$ 12,821	$ (9,477)	$ (361)	$ 3,179

See accompanying notes.

SPAR Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2008	2007
Operating activities		
Net income (loss)	**$ 102**	$ (2,544)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Minority interest in (loss) earnings of subsidiaries	**(188)**	178
Depreciation	**939**	768
Issuance of stock options for service	**305**	299
Changes in operating assets and liabilities:		
Accounts receivable	**638**	(766)
Prepaid expenses and other assets	**(629)**	(375)
Accounts payable, accrued expenses, other current liabilities and customer deposits	**1,791**	2,097
Accrued expenses due to affiliates	**(709)**	355
Net cash provided by operating activities	**2,249**	12
Investing activities		
Purchases of property and equipment	**(1,214)**	(814)
Financing activities		
Net (payments) borrowings on lines of credit	**(626)**	801
Other long-term liabilities	**(194)**	(168)
Issuance of Preferred Stock	**500**	–
Proceeds from employee stock purchase plan and exercised options	**41**	201
Net cash (used in) provided by financing activities	**(279)**	834
Translation (loss) gain	**(317)**	66
Net change in cash and cash equivalents	**439**	98
Cash and cash equivalents at beginning of year	**1,246**	1,148
Cash and cash equivalents at end of year	**$ 1,685**	$ 1,246
Supplemental disclosure of cash flows information		
Interest paid	**$ 268**	$ 238
Income taxes paid	**$ 156**	$ 131
Property and equipment financed by capital leases	**$ 135**	$ 581

See accompanying notes.

1. Business and Organization

The SPAR Group, Inc., a Delaware corporation ("SGRP"), and its subsidiaries (together with SGRP, the "SPAR Group" or the "Company"), is a supplier of merchandising and other marketing services throughout the United States and internationally. The Company also provides in-store event staffing, product sampling, Radio Frequency Identification ("RFID") services, technology services and marketing research services.

Today the Company operates in 13 countries whose population represents approximately 48% of the total world population. The Company's operations are currently divided into two divisions: the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising and marketing services, Radio Frequency Identification ("RFID") services, technology services and marketing research to manufacturers and retailers in the United States. The various services are primarily performed in mass merchandisers, electronics store chains, drug store chains and convenience and grocery stores. The International Merchandising Services Division was established in July 2000 and through its subsidiaries, the Company currently provides similar merchandising, marketing services and in-store event staffing in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia, and New Zealand. The Company continues to focus on expanding its merchandising and marketing services business throughout the world.

Domestic Merchandising Services Division

The Company's Domestic Merchandising Services Division provides nationwide merchandising and other marketing services primarily on behalf of consumer product manufacturers and retailers at mass merchandisers, electronics store chains, drug store chains, convenience and grocery stores. Included in its clients are home entertainment, general merchandise, health and beauty care, consumer goods and food products companies in the United States.

Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or single or multiple manufacturers primarily under single or multi-year contracts or agreements. Services also include stand-alone large-scale implementations. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items and placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. The Company also provides RFID services, technology services and marketing research services.

1. Business and Organization (continued)

International Merchandising Services Division

In July 2000, the Company established its International Merchandising Services Division to focus on expanding its merchandising and marketing services business worldwide. The Company has expanded its international business as follows:

Date Established	Percent Ownership in Subsidiaries	Location
May 2001	50%	Osaka, Japan
June 2003	100%	Toronto, Canada
July 2003	51%	Istanbul, Turkey
April 2004	51%	Durban, South Africa
April 2004	51%	New Delhi, India
December 2004	51%	Bucharest, Romania
February 2005	50%	Hong Kong, China
September 2005	51%	Siauliai, Lithuania
April 2006	51%	Melbourne, Australia

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company consolidates its 100% owned subsidiaries. The Company also consolidates all of its 51% owned subsidiaries and all of its 50% owned subsidiaries as the Company believes it is the primary beneficiary in accordance with Financial Accounting Standards Board Interpretation Number 46, as revised December 2003, *Consolidation of Variable Interest Entities* ("FIN 46(R)").

Due to the royalty agreements between the Company and its 50% owned Japanese and Chinese subsidiaries, the Company has determined that in accordance with FIN 46(R) it is the primary beneficiary of these subsidiaries, and has consolidated their financial results for 2008, and 2007 in accordance with the provisions of FIN 46(R).

All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents

The Company considers all highly liquid short-term investments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Revenue Recognition

The Company's services are provided to its clients under contracts or agreements. The Company bills its clients based upon service fee or per unit fee arrangements. Revenues under service fee arrangements are recognized when the service is performed. The Company's per unit fee arrangements provide for fees to be earned based on the retail sales of a client's products to consumers. The Company recognizes per unit fees in the period such amounts become determinable and are reported to the Company.

Unbilled Accounts Receivable

Unbilled accounts receivable represent services performed but not billed and are included as accounts receivable.

2. Summary of Significant Accounting Policies (continued)

Doubtful Accounts and Credit Risks

The Company continually monitors the validity of its accounts receivable based upon current client credit information and financial condition. Balances that are deemed to be uncollectible after the Company has attempted reasonable collection efforts are written off through a charge to the bad debt allowance and a credit to accounts receivable. Accounts receivable balances, net of any applicable reserves or allowances, are stated at the amount that management expects to collect from the outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to bad debt allowance based in part on management's assessment of the current status of individual accounts. Based on management's assessment, the Company established an allowance for doubtful accounts of $292,000 and $163,000 at December 31, 2008 and 2007, respectively. Bad debt expenses (recovery) were $284,000 and $(164,000) in 2008, and 2007, respectively.

Property and Equipment and Depreciation

Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated on a straight-line basis over estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease term, using the straight-line method.

Capital Lease Obligations

In 2007, the Company capitalized certain equipment leases. The economic substance of the leases is such that the Company is financing the acquisition of the assets through the leases. The equipment has a cost of $582,000, accumulated depreciation of $330,000 and a net book value of $252,000 at December 31, 2008.

Annual future minimum lease payments required under the leases, together with their present value as of December 31, 2008 are as follows (in thousands):

Year Ending December 31:	Amount
2009	$ 223
2010	102
	325
Less amount representing interest	28
Present value of net minimum lease payments	297
Less current portion included with other current liabilities	198
Long-term portion included with other long-term liabilities	$ 99

Internal Use Software Development Costs

In accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes certain costs associated with its internally developed software. Specifically, the Company capitalizes the costs of materials and services incurred in developing or obtaining internal use software. These costs include (but are not limited to) the cost to purchase software, the cost to write program code, payroll and related benefits and travel expenses for those employees who are directly involved with and who devote time to the Company's software development projects. Capitalized software development costs are amortized over three years on a straight-line basis.

The Company capitalized $448,000 and $328,000 of costs related to software developed for internal use in 2008, and 2007, respectively, and recognized approximately $333,000 and $292,000 of amortization of capitalized software for 2008 and 2007, respectively.

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be higher than its fair value. If an asset is considered to be impaired, the impairment charge that would be recognized is the excess of the asset's carrying value over the asset's fair value.

Fair Value of Financial Instruments

The Company's balance sheets include the following financial instruments: accounts receivable, accounts payable and lines of credit. The Company considers the carrying amounts of current assets and liabilities in the financial statements to approximate the fair value for these financial instruments, because of the relatively short period of time between origination of the instruments and their expected realization or payment. The carrying amount of the lines of credit approximates fair value because the obligations bear interest at a floating market rate of interest.

Excess Cash

The Company's domestic cash balances are generally utilized to pay its bank line of credit. International cash balances are maintained in liquid cash accounts and are utilized to fund daily operations.

Major Customers - Domestic

One customer accounted for 11% and 6% of the Company's net revenues for 2008 and 2007, respectively. This customer accounted for approximately 4% and 7% of the Company's accounts receivable at December 31, 2008, and 2007, respectively.

A second customer accounted for 7% of the Company's net revenues for both 2008 and 2007. This customer accounted for approximately 3% of the Company's accounts receivable at December 31, 2008, and 2007.

In addition, approximately 5% and 7% of the Company's net revenues for 2008 and 2007, respectively, resulted from merchandising and marketing services performed for manufacturers and others in stores operated by a leading mass merchandising chain in the United States. These customers accounted for approximately 4% and 5% of the Company's accounts receivable at December 31, 2008, and 2007, respectively.

Also, approximately 9% and 14% of the Company's net revenues for the years ended December 31, 2008, and 2007, respectively, resulted from merchandising services performed for manufacturers and others in stores operated by Circuit City Stores, Inc. ("Circuit City"), which until recently was a leading electronics chain in the United States. Services performed for those clients in Circuit City also accounted for 7% and 10% of the Company's accounts receivable at December 31, 2008, and 2007, respectively. Circuit City closed a number of stores in 2008 and filed for protection under the U.S. Bankruptcy Code on November 10, 2008. On January 17, 2009, Circuit City began the complete liquidation of all of its inventory. Its liquidation sales are scheduled to continue through March 31, 2009, following which it is currently scheduled to close all of its stores. At December 31, 2008, Circuit City owed the Company approximately $245,000 in unpaid (pre-bankruptcy) receivables.

Foreign Currency Rate Fluctuations

The Company has foreign currency exposure associated with its international subsidiaries. In both 2008 and 2007, these exposures are primarily concentrated in the Canadian Dollar, South African Rand, Australian Dollar and Japanese Yen. At December 31, 2008, international assets totaled $9.8 million and international liabilities totaled $8.7 million. For 2008, international revenues totaled $38.8 million and the Company's share of the net loss was approximately $112,000.

2. Summary of Significant Accounting Policies (continued)

Interest Rate Fluctuations

The Company is exposed to market risk related to the variable interest rate on its lines of credit. At December 31, 2008, the Company's outstanding debt totaled $5.5 million, as noted in the table below (in thousands):

Location	Variable Interest Rate [1]	US Dollars [2]
United States	4.3%	$ 3,939
International	2.3% - 9.5%	1,555
		$ 5,494

(1) Per annum interest at December 31, 2008
(2) Based on exchange rate at December 31, 2008

Based on 2008 average outstanding borrowings under variable-rate debt, a one-percentage point increase in interest rates would negatively impact annual pre-tax earnings and cash flows by approximately $55,000.

Income Taxes

Deferred tax assets and liabilities represent the future tax return consequences of certain temporary differences that will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future income taxes. In the event the future consequences of differences between the financial reporting basis and the tax basis of the Company's assets and liabilities result in a net deferred tax asset, an evaluation is required of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Stock-Based Compensation

As of January 1, 2006, SFAS No. 123(R) became effective and applicable to the Company's accounting for its employee options. Under SFAS No. 123(R), compensation expense is recognized in the Company's financial statements when employee stock options are granted. Share-based compensation cost is measured on the grant date, based on the fair value of the award calculated at that date, and is recognized over the employee's requisite service period, which generally is the options' vesting period. Fair value is calculated using the Black-Scholes option pricing model. Until an option is vested, the fair value of the option continues to be updated through the vesting date. The options granted have a ten (10) year life and vest over four-year periods at a rate of 25% per year, beginning on the first anniversary of the date of grant.

The fair value of each option grant is estimated based on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; volatility factor of expected market price of common stock of 142% and 133% for 2008, and 2007, respectively; risk-free interest rate of 2.25% and 4.04% for 2008, and 2007, respectively; and expected lives of six years.

Share-based compensation expense related to employee stock option grants totaled approximately $233,000 and $281,000 for 2008 and 2007, respectively. The impact on basic earnings per share was approximately $0.01 for both the twelve months ended December 31, 2008, and 2007, respectively.

As of December 31, 2008, the Company had $433,251 of unrecognized expense related to unvested share based compensation which will be recognized ratably as compensation cost over the vesting period form January 2008 through December 2012.

Net Income (Loss) Per Share

Basic net income (loss) per share amounts are based upon the weighted average number of common shares outstanding. Diluted net income (loss) per share amounts are based upon the weighted average number of common and potential

2. Summary of Significant Accounting Policies (continued)

common shares outstanding except for periods in which such potential common shares are anti-dilutive. Potential common shares outstanding include stock options and are calculated using the treasury stock method.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the amounts disclosed for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS142"), in the first quarter of 2002. Therefore, goodwill is no longer amortized, but is subject to annual impairment tests in accordance with that Statement. At December 31, 2008 and 2007, the Company performed the required impairment test discussed in SFAS 142. The Company calculated the fair value of each business unit for which goodwill was recorded to determine if there was an impairment. The fair value of each unit was based upon the estimate of the discounted cash flow generated by the respective business unit. As a result of these calculations, it was determined that there was no impairment to the goodwill associated with the acquisition of its in-store demonstration business and therefore no impairment charge was recorded for 2008 or 2007. The goodwill balance was $798,000 at December 31, 2008 and 2007, respectively.

Translation of Foreign Currencies

The financial statements of the foreign entities consolidated into SPAR Group, Inc. consolidated financial statements were translated into United States dollar equivalents at exchange rates as follows: balance sheet accounts for assets and liabilities were converted at year-end rates, equity at historical rates and income statement accounts at average exchange rates for the year. The resulting translation gains and losses are reflected in accumulated other comprehensive gain or loss in the statement of stockholders' equity. Foreign currency transaction gains and losses are reflected in net earnings.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. SFAS No. 157 is effective January 1, 2008 for financial assets and liabilities and January 1, 2009 for non-financial assets and liabilities. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations. There was no material impact from this statement on the Company's financial condition and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. There was no material impact from this statement on the Company's financial condition and results of operations.

2. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141(Revised), "Business Combinations" ("SFAS No. 141(R)"), which replaces SFAS No. 141, "Business Combinations," and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values. SFAS No. 141(R) makes various other amendments to authoritative literature intended to provide additional guidance or to confirm the guidance in that literature to that provided in this statement. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company expects to adopt this statement on January 1, 2009. SFAS No. 141(R)'s impact on accounting for business combinations is dependent upon acquisitions at that time.

In December 2007, FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements," which amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 establishes accounting and reporting standards that require the ownership interests in subsidiaries not held by the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity. This statement also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. Changes in a parent's ownership interest while the parent retains its controlling financial interest must be accounted for consistently, and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The statement also requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. This statement applies prospectively to all entities that prepare consolidated financial statements and applies prospectively for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect, if any, of this statement on our financial condition and results of operations. The Company does not believe this statement will impact the Company's financial condition or results of operations but may impact the format of the Company's financial statements.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133," which expands the disclosure requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 161 requires additional disclosures regarding: (1) how and why a company uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS No. 133; and (3) how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. In addition, SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives described in the context of a company's risk exposures, quantitative disclosures about the location and fair value of derivative instruments and associated gains and losses, and disclosures about credit-risk-related contingent features in derivative instruments. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The Company is currently assessing the potential impact, if any, that adoption of SFAS No. 161 may have in the Company's financial statements.

In May 2008 the FASB ratified FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)," which requires issuers of convertible debt securities within its scope to separate these securities into a debt component and an equity component, resulting in the debt component being recorded at fair value without consideration given to the conversion feature. Issuance costs are also allocated between the debt and equity components. FSP No. APB 14-1 will require that convertible debt within its scope reflect a company's nonconvertible debt borrowing rate when interest expense is recognized. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The Company expects to adopt this statement on January 1, 2009.

2. Summary of Significant Accounting Policies (continued)

In June 2008 the FASB ratified FSP No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "Earnings per Share." FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. The Company does not anticipate that the adoption of FSP No. EITF 03-6-1 will have an effect on our previously reported losses per share.

In June 2008 the FASB ratified EITF No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock," which requires that an instrument's contingent exercise provisions be analyzed first. If this evaluation does not preclude consideration of an instrument as indexed to the company's own stock, the instrument's settlement provisions are then analyzed. EITF No. 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and requires reporting of a cumulative effect of a change in accounting principle to retained earnings for all instruments existing at the effective date to the balance of retained earnings. The Company currently does not anticipate adoption of EITF No. 07-5 will have a significant effect on our consolidated financial statements.

In December 2007 the FASB ratified EITF No. 07-1, "Accounting for Collaborative Arrangements," which requires revenue generated and costs incurred by the parties in a collaborative arrangement be reported in the appropriate line in each company's financial statements pursuant to the guidance in EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and not account for such arrangements using the equity method of accounting. EITF No. 07-1 also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, and the amount and income statement classification of collaboration transactions between the parties. EITF No. 07-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively (if practicable) to all prior periods presented for all collaborative arrangements existing at the effective date. The Company does not anticipate the adoption of EITF No. 07-1 will have a significant effect on our consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 presentation.

3. Supplemental Balance Sheet Information

Accounts receivable, net, consists of the following (in thousands):	December 31, 2008	December 31, 2007
Trade	**$ 9,895**	$ 9,833
Unbilled	**2,964**	3,789
Non-trade	**543**	289
	13,402	13,911
Less:		
Allowance for doubtful accounts	**(292)**	(163)
	$ 13,110	$ 13,748

3. Supplemental Balance Sheet Information (continued)

Property and equipment consists of the following (in thousands):	December 31, 2008	December 31, 2007
Equipment	$ 7,423	$ 6,781
Furniture and fixtures	555	625
Leasehold improvements	245	245
Capitalized software development costs	2,278	1,837
	10,501	9,488
Less accumulated depreciation and amortization	8,698	7,960
	$ 1,803	$ 1,528

Other assets (in thousands):	December 31, 2008	December 31, 2007
Safeway settlement (inclusive of interest)	$ 1,612	$ 1,481
Other	194	167
	$ 1,806	$ 1,648

Accrued expenses and other current liabilities (in thousands):	December 31, 2008	December 31, 2007
Taxes payable	$ 1,061	$ 664
Accrued accounting and legal expenses	277	227
Accrued salaries payable	622	1,304
Other	2,951	1,786
	$ 4,911	$ 3,981

4. Lines of Credit

In January 2003, the Company (other than SGRP's foreign subsidiaries) and Webster Business Credit Corporation, then known as Whitehall Business Credit Corporation ("Webster"), entered into the Third Amended and Restated Revolving Credit and Security Agreement (as amended, collectively, the "Credit Facility"). The Credit Facility provides for a $7.0 million revolving line of credit maturing on January 23, 2009. In March 2007 the credit facility was further amended to, among other things, delay the Minimum Fixed Coverage ratio until the fourth quarter 2007, establish an EBITDA covenant and increase the interest rate by .25% beginning March 28, 2007. In May 2007 the credit facility was amended to provide for an availability reserve of $500,000. In August 2007 the credit facility was further amended to reduce the availability reserve to $250,000 until November 30, 2007. On November 16, 2007 Webster amended the credit facility to extend the availability reserve of $250,000 indefinitely and to reduce the revolving line of credit from $7.0 to $5.0 million. In February 2008, the Credit Facility was amended to establish monthly EBITDA covenants until September 30, 2008, and to set a Fixed Charge Coverage Ratio covenant for the year ended December 31, 2008. In January 2009 the Credit Facility was amended to extend the agreement until March 15, 2009, adjust the interest rate to the greater of 5%, the Alternative Base Rate or 30 day LIBOR plus 2.75% and to increase the limit on the capital expenditures to $1.3 million. In March 2009, the Credit Facility was further amended to extend the maturity until March 15, 2010, extend the monthly Fixed Charge Coverage Ratio covenant until March 15, 2010 and reset the limit on capital expenditures to $800,000.

Borrowings are based upon a borrowing base formula as defined in the agreement (principally 85% of "eligible" domestic accounts receivable less certain reserves). The Credit Facility is secured by all of the assets of the Company's domestic subsidiaries. The Credit Facility also limits certain expenditures, including, but not limited to, capital expenditures and other investments.

4. Lines of Credit (continued)

In addition, Mr. Robert G. Brown, a Director, the Chairman and a major stockholder of SGRP, and Mr. William H. Bartels, a Director, the Vice Chairman and a major stockholder of SGRP, have provided personal guarantees of the Credit Facility totaling $1.0 million.

The basic interest rate under the Credit Facility is the greater of 5%, Webster's "Alternative Base Rate" plus 1.0% per annum (a total of 5.1% per annum at December 31, 2008), which automatically changes with each change made by Webster in such Alternative Base Rate, or LIBOR plus 2.75%. The actual average interest rate under the Credit Facility was 4.3% per annum for the twelve months ended December 31, 2008. The Credit Facility is secured by substantially all of the assets of the Company (other than SGRP's foreign subsidiaries and their assets).

The domestic revolving loan balances outstanding under the Credit Facility were $3.9 million and $4.9 million at December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had unused availability under the Credit Facility of $84,000 out of the remaining maximum $1.1 million unused revolving line of credit.

Because of the requirement to maintain a lock box arrangement with Webster and Webster's ability to invoke a subjective acceleration clause at its discretion, borrowings under the Credit Facility are classified as current at December 31, 2008 and 2007, in accordance with EITF 95-22, Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements That Include Both a Subjective Acceleration Clause and a Lock-Box Agreement.

At December 31, 2008, the Company was not in violation of its covenants and does not expect to be in violation at future measurement dates. However, there can be no assurances that the Company will not be in violation of certain covenants in the future and should the Company be in violation; there can be no assurances that Webster will issue waivers for any future violations.

The Japanese subsidiary SPAR FM Japan, Inc. has line of credit agreements totaling 100 million Yen or approximately $1.1 million (based upon the exchange rate at December 31, 2008). There were no outstanding balances under the line of credit agreements at December 31, 2008. The outstanding balance at December 31, 2007 was approximately 90 million Yen, or approximately $802,000 (based upon the exchange rate at that date). In addition, the Japanese subsidiary had cash balances totaling 105 million Yen, or approximately $1.2 million (based upon the exchange rate at December 31, 2008) and 137 million Yen, or approximately $1.2 million (based upon the exchange rate at December 31, 2007) at December 31, 2008 and 2007, respectively. The average interest rate was 2.3% per annum for 2008.

In 2008, the Australian subsidiary, SPARFACTS Australia Pty. Ltd., entered into a revolving line of credit arrangement with Commonwealth Bank of Australia (CBA) for $2.0 million (Australian), or approximately $1.4 million (based upon the exchange rate at December 31, 2008). At December 31, 2008, SPARFACTS Australia Pty. Ltd. had $1.4 million (Australian), or approximately $1.0 million, outstanding under the line of credit (based upon the exchange rate at that date). The average interest rate was 9.5% per annum for the twelve months ended December 31, 2008.

On October 20, 2006, SPAR Canada Company, a wholly owned subsidiary, entered into a secured credit agreement with Royal Bank of Canada providing for a Demand Operating Loan for a maximum borrowing of $750,000 (Canadian) or approximately $613,725 (based upon the exchange rate at December 31, 2008). The Demand Operating Loan provides for borrowing based upon a formula as defined in the agreement (principally 75% of eligible accounts receivable less certain deductions) and a minimum total debt to tangible net worth covenant. On March 28, 2008, Royal Bank of Canada amended the secured credit agreement to reduce the maximum borrowing to $500,000 (Canadian) however, in October 2008, Royal Bank of Canada reinstated the loan limit to $750,000 (Canadian). At December 31, 2008, SPAR Canada Company had $691,000 (Canadian), or approximately $565,000, outstanding under the line of credit (based upon the exchange rate at December 31, 2008). The average interest rate was 4.5% per annum for the twelve months ended December 31, 2008.

5. Income Taxes

The provision for income tax expense is summarized as follows (in thousands):

	Year Ended December 31,	
	2008	**2007**
Current	**$ 532**	$ 157
Deferred	–	–
	$ 532	$ 157

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows (in thousands):

	Year Ended December 31,	
	2008	**2007**
Provision (benefit) for income taxes at federal statutory rate, net of foreign tax	**$ 35**	$ (751)
State income taxes, net of federal benefit	**3**	(115)
Permanent differences	**28**	33
Change in valuation allowance	**(39)**	880
International tax provisions	**302**	107
International tax exam provision	**400**	-
FIN 48 Adjustment	**(224)**	-
Other	**27**	3
Provision for income taxes	**$ 532**	$ 157

Deferred taxes consist of the following (in thousands):

	December 31,	
	2008	**2007**
Deferred tax assets:		
Net operating loss carryforwards	**$ 7,376**	$ 7,490
Deferred revenue	**59**	45
SIM reserve against loan commitment	**147**	147
Allowance for doubtful accounts and other receivable	**93**	39
Share-based compensation expense	**318**	226
Depreciation	**26**	–
Accrued expenses	**5**	11
Other	–	27
Valuation allowance	**(7,199)**	(7,238)
Total deferred tax assets	**825**	747
Deferred tax liabilities:		
Goodwill	**81**	61
Litigation receivables	**496**	496
Capitalized software development costs	**248**	190
Total deferred tax liabilities	**825**	747
Net deferred tax assets	**$ –**	$ –

At December 31, 2008, the Company has net operating loss carryforwards (NOLs) of $6.3 million, related to the PIA Acquisition available to reduce future federal taxable income. Section 382 of the Internal Revenue Code restricts the annual utilization

5. Income Taxes (continued)

of the NOLs incurred prior to a change in ownership. Such a change in ownership had occurred in 1999. The Company may utilize $657,500 of the PIA NOLs per year through the year 2018.

In addition, the Company incurred NOLs related to its prior year losses totalling $ 13.2 million of which:

$1.1 expires in 2023,
$5.2 expires in 2024,
$3.6 expires in 2026,
$2.9 expires in 2027, and
$0.4 expires in 2028.

As a result of losses, a challenging market and the lack of certainty of continued profitability in 2009, the Company has established a valuation allowance of approximately $7.2 million against deferred tax assets at December 31, 2008.

The Company does not provide currently for U.S. income taxes on the undistributed earnings of its profitable foreign subsidiaries since, at the present time, management expects any earnings to be reinvested in the foreign subsidiaries and not distributed. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes, which could potentially be offset by foreign tax credits. Distribution of those earnings can also subject the Company to related withholding taxes payable to various non-U.S. jurisdictions. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculations.

The Japanese tax authority examined the Company tax returns for the period from September 30, 2001 through December 31, 2007. As a result, the tax authority disallowed the utilization of tax loss carryforwards for the three-month period ended December 31, 2006, and for the years ended September 30, 2005 and 2004. The Company filed amended tax returns for 2006, 2005, 2004 periods, which increased the international tax provision by $400,000.

In July 2006, the FASB issued FASB interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 is effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The Company has adopted FIN 48 as of January 1, 2007.

The Company adopted provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized an increase of approximately $145,000 in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,	
	2008	**2007**
Beginning Balance	$ 339	$ 431
Additions for tax positions of prior years	6	53
Reductions for tax positions of prior years	(230)	(145)
Ending Balance	$ 115	$ 339

FIN 48 requires that interest and penalties that the tax law requires to be paid on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the return and the tax benefit

5. Income Taxes (continued)

recognized in the financial statements. The Company's policy is to record this interest and penalties as additional tax expense.

SPAR and its subsidiaries file numerous consolidated, combined and separate company income tax returns in the U.S. Federal jurisdiction and in many U.S. state and foreign jurisdictions. With few exceptions, SPAR is subject to U.S. Federal, state and local income tax examinations for the years 2004 through the present. However, tax authorities have the ability to review years prior to the position taken by the Company to the extent that SPAR utilized tax attributes carried forward from those prior years.

In management's view, the Company's tax reserves at December 31, 2008, totaling $115,000 for potential domestic state tax liabilities were sufficient to meet the requirements of FIN 48. The Company has evaluated the tax liabilities of its internal subsidiaries and does not believe a FIN 48 reserve is necessary at this time.

Details of the Company's FIN 48 reserves at December 31, 2008, are outlined in the table below (in thousands):

	Taxes	Interest	Penalty	Total Tax Liability
Domestic				
State	$ 73	$ 29	$ 13	$ 115
Federal	–	–	–	–
International	–	–	–	–
Total FIN 48 Reserve	$ 73	$ 29	$ 13	$ 115

6. Commitments and Contingencies

Lease Commitments

The Company leases equipment and certain office space in several cities, under non-cancelable operating lease agreements. Certain leases require the Company to pay its share of any increases in operating expenses and real estate taxes. Rent expense was approximately $417,000 and $472,000 for 2008, and 2007, respectively. At December 31, 2008, future minimum commitments under all non-cancelable operating lease arrangements are as follows (in thousands):

Year	Amount
2009	$ 607
2010	507
2011	442
2012	215
2013	36
Total	$ 1,807

International Commitments

The Company's international model is to partner with local merchandising companies and combine their knowledge of the local market with the Company's proprietary software and expertise in the merchandising business. In 2001, the Company established its first international subsidiary and has continued this strategy. As of this filing, the Company is currently operating in Japan, Canada, Turkey, South Africa, India, Romania, China, Lithuania, Latvia, Estonia, Australia and New Zealand through 9 subsidiaries.

Certain of these international subsidiaries are marginally profitable while others are operating at a loss. None of these entities have excess cash reserves. In the event of continued losses, the Company may find it necessary to provide additional cash infusions into these subsidiaries.

6. Commitments and Contingencies (continued)

Legal Matters

Safeway Inc. ("Safeway") filed a Complaint against PIA Merchandising Co., Inc. ("PIA Co."), a wholly owned subsidiary of SPAR Group, Inc. ("SGRP"), Pivotal Sales Company ("Pivotal"), a wholly owned subsidiary of PIA Co., and SGRP in Alameda Superior Court, case no. 2001028498 on October 24, 2001. Safeway claims, as subsequently amended, alleged causes of action for breach of contract and breach of implied contract. PIA Co. and Pivotal filed cross-claims against Safeway on or about March 11, 2002, and amended them on or about October 15, 2002, alleging causes of action by PIA Co. and Pivotal against Safeway for breach of contract, interference with economic relationship, unfair trade practices and unjust enrichment. Trial commenced in March 2006.

On May 26, 2006, the jury in this case returned a verdict resulting in a net award of $1,307,700 to Pivotal, a SGRP subsidiary. This net award is to be paid by Safeway and resulted from separate jury findings that awarded damages to those SGRP subsidiaries on certain claims and damages to Safeway on other claims. In particular, the jury awarded damages to Pivotal of $5,760,879 for Safeway's interference with Pivotal's contractual relationships with third party manufacturers and also awarded $782,400 to Pivotal and PIA for Safeway's breach of contract with those SGRP subsidiaries. The jury awarded damages to Safeway of $5,235,579 for breach of contract by SGRP and those SGRP subsidiaries. Judgment was entered in favor of Pivotal on August 14, 2006 for $1,307,700. Both sides filed post trial motions but all post trial motions were denied. Notices of Appeal were thereafter filed by both Safeway and Pivotal/PIA/SGRP. Pivotal/PIA/SGRP is seeking to have Safeway's award overturned, thereby increasing the award to Pivotal by over $5 million. Safeway is seeking to have overturned the $5,760,879 award against it for interference with contractual relationships. With the appeals pending, the parties participated in a mediation of the dispute, but it was not successful in resolving the matter. Accordingly, the appeals are proceeding.

Briefing on the appeals commenced in the second quarter of 2008, and it is expected that opposition and reply briefs will be completed by March 2009. Thereafter, an oral argument hearing date will be assigned by the court of appeal. The appellate process in the California Court of Appeal is expected to last until late 2009. The Company has recorded the net $1.3 million judgment award in other assets.

In addition to the above, the Company is a party to various other legal actions and administrative proceedings arising in the normal course of business. In the opinion of Company's management, disposition of these other matters are not anticipated to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

7. Treasury Stock

The Company initiated a share repurchase program in 2002, which allowed for repurchase of up to 100,000 shares. In 2003, the Board of Directors authorized the repurchase of an additional 122,000 shares increasing the total to 222,000 shares.

The Company's treasury stock balances have remained unchanged at a quantity of 254 shares at a value of $1,212 for the years 2008, and 2007.

8. Employee Benefits

Stock Purchase Plans

The Company has Employee and Consultant Stock Purchase Plans (the "SP Plans"). The SP Plans allow employees and consultants of the Company to purchase common stock without having to pay any commissions on the purchases. On August 8, 2002, the Company's Board of Directors approved a 15% discount for employee purchases and recommended that its affiliates (see Note 9 - Related-Party Transactions) approve a 15% cash bonus for affiliate consultant purchases. The maximum amount that any employee or consultant can contribute to the SP Plans per quarter is $6,250, and the total number of shares reserved by the Company for purchase under the SP Plans is 500,000.

8. Employee Benefits (continued)

Shares purchased by employees and consultants under the SP Plans were 6,961 and 34,994 for 2008, and 2007, respectively. As of December 31, 2008, there were 322,907 shares remain outstanding under the SP plan.

The Company's expense resulting from the 15% discount offered to employees and consultants was immaterial for all years presented.

Retirement/Pension Plans

The Company has a 401(k) Profit Sharing Plan covering substantially all eligible employees. Employer contributions were approximately $51,000 and $66,000 for 2008, and 2007, respectively.

9. Related-Party Transactions

Mr. Robert G. Brown, a Director, the Chairman and a major stockholder of SGRP, and Mr. William H. Bartels, a Director and the Vice Chairman of the Company and a major stockholder of SGRP, are executive officers and the sole stockholders and directors of SPAR Marketing Services, Inc. ("SMS"), SPAR Management Services, Inc. ("SMSI"), and SPAR Infotech, Inc. ("SIT").

SMS and SMSI provided approximately 99% of the Company's domestic merchandising specialists field force and approximately 91% of the Company's domestic field management at a total cost of approximately $17.5 million and $18.0 million for 2008 and 2007, respectively. Pursuant to the terms of the Amended and Restated Field Service Agreement dated as of January 1, 2004, as amended (the "Field Services Agreement"), SMS provides merchandising services to the Company through the use of approximately 5,000 of its field force of merchandising specialists. Pursuant to the terms of the Amended and Restated Field Management Agreement dated as of January 1, 2004, SMSI provides 50 full-time national, regional and district managers to the Company. For those services, the Company has agreed to reimburse SMS and SMSI for all of their costs of providing those services and to pay SMS and SMSI each a premium equal to 4% of their respective costs (the "Plus Compensation"). SMS and the Company amended the Field Services Agreement effective as of September 24, 2008, pursuant to which SMS agreed to partially reduce the 2008 Plus Compensation by $500,000 through September 30, 2008 ($100,000 at March 31, 2008, and $400,000 at September 30, 2008), all in order to (among other things) facilitate operation of SMF's business. In return, the First Amendment amended the Field Agreement to provide that the Company will pay an early termination fee of $300,000 to SMS in the event the Company terminates or elects to not renew the Field Agreement prior to December 31, 2010. In December 2008, SMS agreed to reduce its Plus Compensation by an additional $400,000 in 2008. The total Plus Compensation (4% of the costs of SMS and SMSI) earned by SMS and SMSI for services rendered were zero (reflecting such Plus Compensation cost reductions) and $690,000 for 2008 and 2007, respectively. The Company has been advised that Messrs. Brown and Bartels are not paid any salaries as officers of SMS or SMSI so there were no salary reimbursements for them included in such costs or premium. However, since SMS and SMSI are "Subchapter S" corporations, Messrs. Brown and Bartels benefit from any income of such companies allocated to them.

SIT provided substantially all of the Internet computer programming services to the Company at a total cost of approximately $728,000 and $606,000 for 2008, and 2007, respectively. SIT provided approximately 25,000 and 18,000 hours of Internet computer programming services to the Company for 2008, and 2007, respectively. Pursuant to the Amended and Restated Programming and Support Agreement dated as of January 1, 2004, SIT continues to provide programming services to the Company for which the Company has agreed to pay SIT competitive hourly wage rates for time spent on Company matters and to reimburse the related out-of-pocket expenses of SIT and its personnel. The average hourly billing rate was $28.93 and $33.49 for 2008, and 2007, respectively. The Company has been advised that no hourly charges or business expenses for Messrs. Brown and Bartels were charged to the Company by SIT since 2005. However, since SIT is a "Subchapter S" corporation, Messrs. Brown and Bartels benefit from any income realized by SIT.

In November 2004 and January 2005, the Company entered into separate operating lease agreements between SMS and the Company's wholly owned subsidiaries, SPAR Marketing Force, Inc. ("SMF") and SPAR Canada Company ("SPAR Canada"). In May 2005, the Company and SMS amended the lease agreements reducing the total monthly payment.

9. Related-Party Transactions (continued)

Each lease, as amended, has a 36 month term and representations, covenants and defaults customary for the leasing industry. The SMF lease is for handheld computers to be used by field merchandisers in the performance of various merchandising and marketing services in the United States and has a monthly payment of $17,891. These handheld computers had an original purchase price of $632,200. The SPAR Canada lease is also for handheld computers to be used by field merchandisers in the performance of various merchandising and marketing services in Canada and has a monthly payment of $2,972. These handheld computers had an original purchase price of $105,000. The monthly payments, as amended, are based upon a lease factor of 2.83%. In March 2005, SMF entered into an additional 36 month lease with SMS for handheld computers. The lease factor is 2.83% and the monthly payment is $2,341. These handheld computers had an original purchase price of $82,727.

By March 31, 2008, all of the operating leases noted above had expired. Both SMF and SPAR Canada elected to notify SMS of their intention to continue to lease the equipment for an additional twelve month period. On September 24, 2008, SMS entered into a Bill of Sale and Lease Termination agreement with SMF and SPAR Canada, pursuant to which the parties terminated those leases and SMF purchased from SMS the equipment SMF leased under its existing equipment lease pursuant to its option thereunder and the equipment SPAR Canada leased under its existing equipment lease (with SPAR Canada's consent), for a total purchase price of $500,000 (the fair market value of the hand held computer units so purchased). SGRP's Audit Committee and Board of Directors each reviewed and approved this affiliated transaction, including (without limitation) the terms of the Bill of Sale and the affiliated relationship of the parties.

Through arrangements with the Company, SMS, SMSI and SIT participate in various benefit plans, insurance policies and similar group purchases by the Company, for which the Company charges them their allocable shares of the costs of those group items and the actual costs of all items paid specifically for them. All transactions between the Company and the above affiliates are paid and/or collected by the Company in the normal course of business.

The following transactions occurred between the Company and the above affiliates (in thousands):

	Year Ended December 31,	
	2008	**2007**
Services provided by affiliates:		
Independent contractor services (SMS)	**$ 13,760**	$ 13,713
Field management services (SMSI)	**$ 3,314**	$ 4,238
Handheld computer leases (SMS)	**$ 7**	$ 256
Internet and software program consulting services (SIT)	**$ 728**	$ 606

Accrued expenses due to affiliates (in thousands):	December 31,	
	2008	**2007**
Total accrued expenses due to affiliates	**$ 1,398**	$ 2,107

In addition to the above, through the services of Affinity Insurance, Ltd., the Company purchased insurance coverage for its casualty and property insurance risk for approximately $1.1 million for each of the years 2008 and 2007. The Company's Chairman and Vice Chairman own, through SMSI, a minority (less than 5%) equity interest in Affinity.

10. Stock Options

SGRP currently has five stock option plans: the 2008 Stock Compensation Plan ("2008 Plan"), the 2000 Stock Option Plan ("2000 Plan"), the Special Purpose Stock Option Plan ("Special Purpose Plan"), the Amended and Restated 1995 Stock Option Plan ("1995 Plan") and the Directors Plan.

10. Stock Options (continued)

On May 29, 2008, SGRP's stockholders approved and adopted the 2008 Plan as the successor to the 2000 Plan, the 1995 Plan and the Director's Plan with respect to all new options issued. The 2008 Plan provides for the granting of either incentive or nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock based awards to specified employees, consultants, and directors of the Company, although to date SGRP has not issued any permissible form of award other than stock options. Pursuant to the 2008 Plan, no more than 5,600,000 shares of SGRP's common stock in the aggregate ("Maximum Covered Shares") may be covered by options or other awards issued from time to time under the 2008 Plan on or after May 29, 2009 ("New Awards"), or to the extent still outstanding on May 29, 2008, issued at any time under the 2000 Plan or 1995 Plan ("Continuing Awards"). Shares covered by New Awards or Continuing Awards that expire, lapse, terminate, are forfeited, become void or otherwise cease to exist (other than as a result of exercise) are added back to the Maximum Covered Shares and become available for new grants, while those shares covered by exercised New Awards or Continuing Awards are not added back and accordingly effectively reduce the Maximum Covered Shares under the 2008 Plan. The options have a maximum term of ten years, except in the case of incentive stock options granted to greater than 10% stockholders (whose terms are limited to a maximum of five years), and SGRP has generally issued options having maximum terms. During 2008, options to purchase 334,100 shares of SGRP common stock were granted and no options were exercised or cancelled under this plan in 2008. At December 31, 2008, 3,354,551 shares of SGRP common stock remain available under the 2008 Plan for granting options and other stock based awards.

On December 4, 2000, SGRP adopted the 2000 Plan as the successor to the 1995 Plan and the Director's Plan with respect to all new options issued. The 2000 Plan provides for the granting of either incentive or nonqualified stock options to specified employees, consultants, and directors of the Company for the purchase of up to 3,600,000 (less those options still outstanding under the 1995 Plan or exercised after December 4, 2000 under the 1995 Plan). The options generally had a term of ten years, except that incentive stock options granted to greater than 10% stockholders generally had five year terms. The exercise price of nonqualified stock options must be equal to at least 85% of the fair market value of SGRP's common stock at the date of grant (although typically the options are issued at 100% of the fair market value), and the exercise price of incentive stock options must be equal to at least the fair market value of SGRP's common stock at the date of grant. During 2008 options to purchase 52,688 shares of common stock were exercised and options to purchase 327,191 shares of common stock were cancelled under this plan. The 2000 Plan was superseded by the 2008 Plan with respect to all new options issued on or after May 29, 2008.

On July 8, 1999, in connection with the merger, SGRP established the Special Purpose Plan of PIA Merchandising Services, Inc. to provide for the issuance of substitute options to the holders of outstanding options granted by SPAR Acquisition, Inc. There were options to purchase 134,114 shares granted at $0.01 per share under this plan. Since July 8, 1999, SGRP has not granted any new options under this plan. During 2008, 1,000 options to purchase shares of the Company's common stock were exercised under this plan. At December 31, 2008, there are no options to purchase shares of SGRP's common stock remain outstanding under this plan.

The 1995 Plan provided for the granting of either incentive or nonqualified stock options to specific employees, consultants, and directors of the Company for the purchase of up to 3,500,000 shares of SGRP's common stock. The options had a term of ten years from the date of issuance, except in the case of incentive stock options granted to greater than 10% stockholders for which the term was five years. During 2008, 2,375 options to purchase shares of SGRP's common stock were cancelled. At December 31, 2008, options to purchase 11,000 shares of the Company's common stock remain outstanding under this plan. The 1995 Plan was superseded by the 2008 Plan and the 2000 Plan with respect to all new options issued.

The Director's Plan was a stock option plan for non-employee directors and provided for the purchase of up to 120,000 shares of SGRP's common stock. Since 2000, SGRP has not granted any new options under this plan. During 2008, no options to purchase shares of SGRP's common stock were exercised under this plan. At December 31, 2008, there are no options to purchase shares of SGRP's common stock that remain outstanding under this plan. The Director's Plan has been replaced by the 2008 Plan and the 2000 Plan with respect to all new options issued.

10. Stock Options (continued)

The following table summarizes stock option activity under SGRP's plans:

	Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2007	2,236,159	$ 1.35
2007		
Granted	449,250	$ 0.92
Exercised	(154,995)	1.30
Canceled or expired	(235,811)	1.44
Options outstanding, December 31, 2007	2,294,603	$ 1.26
2008		
Granted	334,100	$ 0.96
Exercised	(53,688)	0.77
Canceled or expired	(329,566)	1.36
Options outstanding, December 31, 2008	2,245,499	$ 1.21
Option price range at December 31, 2008	**$0.01 to $5.27**	

	2008	2007
Grant Date weighted average fair value of options granted during the year	$ 0.96	$ 0.92

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2008	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2008	Weighted Average Exercise Price
Less than $1.00	855,101	7.8 years	$ 0.86	406,233	$ 0.85
$1.01 - $2.00	1,239,543	5.9 years	1.26	902,379	1.29
$2.01 - $4.00	129,305	4.9 years	2.47	129,305	2.47
Greater than $4.00	21,500	4.3 years	5.07	21,500	5.07
Total	2,245,449			1,459,417	

The Company recorded expenses of approximately $71,000 and $18,000 for 2008 and 2007, respectively, under the provision of SFAS No. 123 dealing with stock option grants to non-employees for stock option grants that were awarded to the employees of the Company's affiliates. The Company determines the fair value of the options granted to non-employees using the Black-Scholes valuation model and expenses that value over the service period. Until an option is vested, the fair value of the option continues to be updated through the vesting date. The options granted have a ten (10) year life and vest over four-year periods at a rate of 25% per year, beginning on the first anniversary of the date of grant. As of December 31, 2008, the Company had $75,245 of unrecognized expense related to non-employees which will be recognized ratably as compensation cost over the vesting period from January 2009 through December 2018.

11. Geographic Data

A summary of the Company's net revenue, operating income (loss) and long lived assets by geographic area as of and for the year ended December 31, is as follows (in thousands):

Net revenue:	2008	2007
United States	**$ 30,803**	$ 29,415
International	**38,808**	31,301
Total net revenue	**$ 69,611**	$ 60,716

	2008	2007
Operating income (loss):		
United States	**$ 879**	$ (1,434)
International	**591**	(552)
Total operating income (loss)	**$ 1,470**	$ (1,986)

Long lived assets:	2008	2007
United States	**$ 4,070**	$ 3,706
International	**337**	268
Total long lived assets	**$ 4,407**	$ 3,974

International revenues disclosed above were based upon revenues reported by the Company's nine international subsidiaries. The Japanese subsidiary contributed 16% of the consolidated net revenue of the Company for both 2008 and 2007. The Canadian subsidiary contributed 10% and 8% of the consolidated net revenue of the Company in 2008 and 2007, respectively. The Australian subsidiary contributed 12% and 13% to the consolidated net revenue of the Company for 2008 and 2007, respectively. Each of the remaining foreign subsidiaries contributed less than 7% to the consolidated net revenue for 2008 and 2007.

12. Net Income (Loss) Per Share

The following table sets forth the computations of basic and diluted net (loss) income per share (in thousands, except per share data):

	Year Ended December 31,	
	2008	2007
Numerator:		
Net income (loss)	**$ 102**	$ (2,544)
Denominator:		
Shares used in basic net income (loss) per share calculation	**19,130**	19,011
Effect of diluted securities:		
Employee stock options	**185**	–
Shares used in diluted net income (loss) per share calculations	**19,315**	19,011
Basic and diluted net income (loss) per common share:	**$ 0.01**	$ (0.13)

The computation of dilutive loss per share for 2007 excluded anti-dilutive stock options to purchase approximately 185,000 shares as of December 31, 2007.

13. Subsequent Events

In May of 2001 the Company invested approximately $90,000 in the start-up of its first foreign subsidiary located in Japan. The Company has a 50% ownership in the Japan subsidiary and the local stockholder, since the inception of the foreign subsidiary in Japan, owns the remaining 50%.

Prior to the May 2008 Board meeting there had been discussions among various parties including the Company about buying or selling shares in the Company's Japan subsidiary. At the March 2009 SPAR Board meeting the board approved, in principal, a sale of its shares in the Japan subsidiary under terms and conditions to be negotiated.

The Company is currently assessing the impact on the Company's 2009 operating results under the different alternatives that are available to it based on the existing joint venture agreement. The Japan subsidiary represented 16% of the total Company's net revenues for both 2008 and 2007, and net loss of $222,000 and $22,000, before minority interest in 2008 and 2007, respectively.

SPAR Group, Inc. and Subsidiaries

Schedule II – Valuation and Qualifying Accounts

(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions[(1)]	Balance at End of Period
Year ended December 31, 2008:				
Deducted from asset accounts:				
Allowance for doubtful accounts	**$ 163**	**284**	**155**	**$ 292**
Year ended December 31, 2007:				
Deducted from asset accounts:				
Allowance for doubtful accounts	$ 400	(164)	73	$ 163

(1) Uncollectible accounts written off, net of recoveries

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 28, 2009

To The Stockholders of SPAR Group, Inc.

The 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") of **SPAR Group, Inc.** ("SGRP" or the "Corporation", and together with its subsidiaries, the "SPAR Group" or the "Company"), will be held at 10:00 a.m., Eastern Standard Time, on May 28, 2009, at the Marriott Newark Airport Hotel located at Newark Liberty International Airport, Newark, New Jersey 07114, for the following purposes:

1. To elect seven Directors of SGRP to serve during the ensuing year and until their successors are elected and qualified.

2. To ratify the appointment of Rehmann Robson, P.C. as the principal independent registered public accounting firm for the Corporation and its subsidiaries for the year ending December 31, 2009.

3. Approval of the adoption of the Repricing Amendment to the existing 2008 Stock Compensation Plan.

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only the stockholders of record at the close of business on April 6, 2009, will be entitled to notice of and to vote at the 2009 Annual Meeting or any adjournment or postponement thereof.

A copy of SGRP's Annual Report to Stockholders for the year ended December 31, 2008 (the "2008 Annual Report"), is being mailed with this Notice but is not to be considered part of the attached Proxy Statement or other proxy soliciting material.

By Order of the Board of Directors

James R. Segreto
Secretary, Treasurer and Chief Financial Officer

April 30, 2009
Tarrytown, New York

YOU ARE URGED TO VOTE UPON THE MATTERS PRESENTED AND TO SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IT IS IMPORTANT FOR YOU TO BE REPRESENTED AT THE MEETING. PROXIES ARE REVOCABLE AT ANY TIME AND THE EXECUTION OF YOUR PROXY WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ARE PRESENT AT THE MEETING. REQUESTS FOR ADDITIONAL COPIES OF PROXY MATERIALS SHOULD BE ADDRESSED TO MR. JAMES R. SEGRETO, SECRETARY, TREASURER AND CHIEF FINANCIAL OFFICER, AT THE OFFICES OF THE CORPORATION: SPAR GROUP, INC., 560 WHITE PLAINS ROAD, SUITE 210, TARRYTOWN, NEW YORK 10591.

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SPAR GROUP, INC
560 White Plains Road, Suite 210
Tarrytown, New York 10591

PROXY STATEMENT
2009 Annual Meeting of Stockholders
To Be Held May 28, 2009

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of **SPAR Group, Inc.**, a Delaware corporation ("SGRP" or the "Corporation", and together with its subsidiaries, the "SPAR Group" or the "Company"), for use at the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") to be held on Thursday, May 28, 2009, at 10:00 a.m., Eastern Standard Time, at the Marriott Newark Airport Hotel located at Newark Liberty International Airport, Newark, New Jersey 07114, and any adjournment or postponement thereof. This Proxy Statement and the form of proxy to be utilized at the 2008 Annual Meeting were mailed or delivered to the stockholders of SGRP on or about April 30, 2009.

MATTERS TO BE CONSIDERED

The 2009 Annual Meeting has been called to (1) elect seven Directors of SGRP to serve during the ensuing year and until their successors are elected and qualified, (2) ratify the appointment by SGRP's Audit Committee of Rehmann Robson, P.C. as the principal independent auditors of SGRP and its direct and indirect subsidiaries for the year ending December 31, 2009, (3) approve the adoption of the Repricing Amendment to the existing 2008 Stock Compensation Plan, and (4) transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

RECORD DATE AND VOTING

The Board has fixed the close of business on April 6, 2009, as the record date (the "Record Date") for the determination of stockholders entitled to vote at the 2009 Annual Meeting and any adjournment or postponement thereof. As of the Record Date, there were 19,139,365 shares outstanding of SGRP's common stock, $0.01 par value (the "Common Stock") and 554,402 shares outstanding of SGRP's series "A" preferred stock, $0.01 par value (the "Preferred Stock").

QUORUM AND VOTING REQUIREMENTS

The holders of record of a majority of the outstanding shares of Common Stock and Preferred Stock entitled to vote at the 2009 Annual Meeting will constitute a quorum for the transaction of business at the 2009 Annual Meeting. As to all matters scheduled to come before this meeting, each stockholder is entitled to one vote for each share of Common Stock or Preferred Stock held and the holders of the Common Stock and Preferred Stock vote together. Under Delaware law, shares not voted by brokers (called "broker non-votes") are considered not entitled to vote. However, abstentions and broker non-votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

A plurality of votes cast (which means the most votes, even though less than a majority) at the 2009 Annual Meeting in person or by proxy is required for the election of each nominee to serve as a director. In a field of more than seven nominees, the seven nominees receiving the most votes would be elected as directors. The affirmative vote of a majority of votes cast at the 2009 Annual Meeting in person or by proxy is required to ratify the selection of Rehmann Robson, P.C. as SGRP's principal independent auditors for the year ending December 31, 2009 Votes withheld, in the case of the election of directors, and abstentions and any broker non-votes with respect to the ratification of independent auditors, are not considered votes cast with respect to that matter and, consequently, will have no effect on the vote on that matter, but, as noted above, are counted in determining a quorum. Brokers who are members of the New York Stock Exchange have discretion to vote the shares of their clients that the broker holds of record (in "street name") for its customers with respect to non-contested elections of directors and certain other matters. Stockholders are not entitled to cumulate votes. Votes against a candidate and votes withheld have no legal effect.

All proxies that are properly completed, signed and returned prior to the 2009 Annual Meeting will be voted in accordance with the specifications made thereon or, in the absence of specification: (a) for the election of all nominees named herein to serve as directors, and (b) in favor of the proposal to ratify the appointment of Rehmann Robson, P.C. as the Company's principal independent auditors. Management does not intend to bring before the 2009 Annual Meeting any matters other than those specifically described above and knows of no other matters to come before the 2009 Annual Meeting. If any other matters or motions come before the 2009 Annual Meeting, it is the intention of the persons named in the accompanying form of Proxy to vote Proxies in accordance with their judgment on those matters or motions, including any matter dealing with the conduct of the 2009 Annual Meeting. Proxies may be revoked at any time prior to their exercise (1) by written notification to the Secretary of SGRP at SGRP's principal executive offices located at 560 White Plains Road, Suite 210, Tarrytown, New York 10591, (2) by delivering a duly executed proxy bearing a later date, or (3) by the stockholder attending the 2009 Annual Meeting and voting his or her shares in person.

PROPOSAL 1 — ELECTION OF DIRECTORS

Seven Directors are to be elected at the 2009 Annual Meeting to serve on SGRP's Board of Directors (the "Board") until the next annual meeting of Stockholders and until their respective successors have been elected and qualified.

The nominees for election are Mr. Robert G. Brown, Mr. William H. Bartels, Mr. Gary S. Raymond, Mr. Jack W. Partridge, Mr. Jerry B. Gilbert, Mr. Lorrence T. Kellar, and Mr. C. Manly Molpus, all of whom are currently Directors of SGRP. The age, principal occupation and certain other information respecting each nominee are stated on pages 6 and 7 below. The nominees were approved and recommended by the Governance Committee (See - pages 14 and 15 below) and nominated by the Board at a meeting on March 12, 2009.

In the absence of instructions to the contrary, proxies covering shares of Common Stock and Preferred Stock will be voted in favor of the election of each of those nominees.

Each nominee has consented to being named in this Proxy Statement as a nominee for Director and has agreed to serve as a Director of SGRP if elected. In the event that any nominee for election as Director should become unavailable to serve, it is intended that votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by SGRP. Management has no present knowledge that any of the persons named will be unavailable to serve.

No arrangement or understanding exists between any nominee and any other person or persons pursuant to which any nominee was or is to be selected as a Director or nominee. None of the nominees has any family relationship to any other nominee or to any executive officer of the Company. However, Messrs. Raymond, Brown and Bartels are executive officers and Messrs. Brown and Bartels are significant stockholders of SGRP.

The number of Directors on the Board is currently fixed at seven (See "Board Size", page 12).

THE BOARD OF DIRECTORS AND THE GOVERNANCE COMMITTEE EACH UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** EACH OF THE NOMINEES IDENTIFIED ABOVE.

PROPOSAL 2 — RATIFICATION OF THE APPOINTMENT OF REHMANN ROBSON, P.C. AS THE COMPANY'S PRINCIPAL INDEPENDENT ACCOUNTANTS

The Audit Committee of the Board has appointed Rehmann Robson, P.C. ("Rehmann") as the principal independent public accounting firm to audit the consolidated financial statements and internal controls of the Company for its year ending December 31, 2009, subject to the Audit Committee's review of the final terms of Rehmann's engagement and plans for their audit. A resolution will be submitted to stockholders at the 2009 Annual Meeting for the ratification of such appointment. Since May of 2003, all audit and permitted non-audit services to be performed by the Company's principal independent auditor have required approval by SGRP's Audit Committee. Shareholder ratification of the appointment of Rehmann or anyone else for non-audit services is not required and will not be sought.

Rehmann has served as the Company's principal independent accountants since 2004.

Audit Fees

During the Company's fiscal year ended December 31, 2008 and 2007, fees for all audit services rendered to the Company (i.e. SGRP and its subsidiaries) by Rehmann were $157,950 and $158,325, respectively. Audit services principally include fees for the Company's year end and 401K audits and 10-Q filing reviews. As required by law, the choice of the Company's principal auditor and the audit services to be performed by it have been approved in advance by SGRP's Audit Committee.

Audit-Related Fees, Tax Fees, and All Other Fees

During the Company's fiscal year ended December 31, 2008 and 2007, the Company did not engage Rehmann to provide advice regarding financial information systems design or implementation. In 2008 and 2007 the Company did engage Rehmann to prepare the 2007 and 2006 tax returns and for those services paid Rehmann $64,260 and $78,360, respectively. Rehmann was also engaged to review preliminary 404 documentation and other qualified services for which Rehmann was paid $59,180 and $69,419 in 2008 and 2007, respectively. No other non-audit services were performed by Rehmann in 2008 or 2007.

Since 2003, as required by law, each non-audit service performed by the Company's auditor either (i) was approved in advance on a case-by-case basis by SGRP's Audit Committee, or (ii) fit within a pre-approved "basket" of audit-related, tax and other non-audit services of limited amount, scope and duration established in advance by SGRP's Audit Committee. In connection with the standards for independence of the Company's independent registered public accounting firm promulgated by the Securities and Exchange Commission, the Audit Committee considers (among other things) whether the provision of such services would be compatible with maintaining the independence of Rehmann.

Anticipated Attendance by Rehmann Robson, P.C. at the 2009 Annual Meeting

Rehmann has indicated to the Company that it intends to have a representative available during the 2009 Annual Meeting who will respond to appropriate questions. This representative will have the opportunity to make a statement during the meeting if he or she so desires.

Required Vote

A resolution will be submitted to stockholders at the 2009 Annual Meeting for the ratification of the Audit Committee's appointment of Rehmann as the Company's principal independent auditors to audit the Company's financial statements for the year ending December 31, 2009. The affirmative vote of a majority of the votes cast at the 2009 Annual Meeting in person or by proxy will be required to adopt this resolution. Proxies solicited by the Board will be voted in favor of ratification unless stockholders specify otherwise. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

If the resolution selecting Rehmann as the Company's principal independent registered public accounting firm is adopted by the stockholders, the Audit Committee and Board nevertheless retain the discretion to select different auditors should they subsequently deem it in the Company's best interests. Any such future selection need not be submitted to a vote of stockholders.

If the stockholders do not ratify the appointment of Rehmann, or if Rehmann should decline to act or otherwise become incapable of acting, or if Rehmann's employment is discontinued, SGRP's Audit Committee will appoint an independent registered public accounting firm for the year ending December 31, 2009 (which may nevertheless be Rehmann should the Audit Committee subsequently deem Rehmann's appointment in the Company's best interests).

THE BOARD OF DIRECTORS AND AUDIT COMMITTEE EACH BELIEVE THAT THE APPOINTMENT OF REHMANN ROBSON, P.C. AS THE COMPANY'S PRINCIPAL INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2009, IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, AND EACH UNANIMOUSLY RECOMMEND A VOTE **"FOR"** APPROVAL THEREOF. PROXIES WILL BE VOTED FOR THIS PROPOSAL UNLESS OTHERWISE SPECIFICALLY INDICATED.

PROPOSAL 3 – APPROVAL OF THE ADOPTION OF THE REPRICING AMENDMENT TO THE 2008 STOCK COMPENSATION PLAN

At the 2009 Annual Meeting, the Corporation's stockholders will be asked to approve the adoption of the proposed amendment described below (the "Repricing Amendment") to the Corporation's existing 2008 Stock Compensation Plan (the "2008 Plan"), which amendment would authorize the Compensation Committee from time to time in its discretion to select and adjust the exercise price and other terms of outstanding options and future options and other Awards. No further consent of stockholders would be required for any repricing or other modification of any Award under the Repricing Amendment once approved by the Corporation's stockholders. See "The Repricing Amendment", below, for a description and the full text of the Repricing Amendment.

The Corporation's Board of Directors (the "Board") and its Compensation Committee on April 20, 2009, each authorized and approved the Repricing Amendment for submission to the Corporation's stockholders for approval. If approved by the Corporation's stockholders, the Repricing Amendment will become effective as of May 29, 2008 (the "Repricing Amendment Effective Date"), and will apply to all outstanding options and other Awards as more fully described in the Repricing Amendment, including those previously issued under the 2008 Plan, the Corporation's 2000 Stock Option Plan, as amended (the "2000 Plan"), and the Corporation's Amended and Restated 1995 Stock Option Plan, as amended (the "1995 Plan"). The approval of the Repricing Amendment by the Corporation's stockholders will require the affirmative vote of a majority of the voting power of all outstanding shares of the Common Stock and Preferred Stock, present or represented and entitled to vote at the 2009 Annual Meeting.

The Repricing Amendment is briefly summarized below, but these descriptions are subject to and qualified in their entirety by the full text of the Repricing Amendment, also reproduced below.

Existing 2008 Stock Compensation Plan

On May 29, 2008, SGRP's stockholders approved and adopted the 2008 Plan as the successor to the 2000 Plan, the 1995 Plan and the Director's Plan with respect to all new options issued. The 2008 Plan provides for the granting of either incentive or nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock based awards ("Awards") to specified employees, consultants, and directors of the Company, although to date SGRP has not issued any permissible form of Award other than stock options. Pursuant to the 2008 Plan, no more than 5,600,000 shares of SGRP's common stock in the aggregate ("Maximum Covered Shares") may be covered by options or other Awards issued from time to time under the 2008 Plan on or after May 29, 2008 ("New Awards"), or issued at any time under the 2000 Plan or 1995 Plan and still outstanding on May 29, 2008 ("Continuing Awards"). Shares covered by New Awards or Continuing Awards that expire, lapse, terminate, are forfeited, become void or otherwise cease to exist (other than as a result of exercise) are added back to the Maximum Covered Shares and become available for new grants, while those shares covered by exercised New Awards or Continuing Awards are not added back and accordingly effectively reduce the Maximum Covered Shares under the 2008 Plan (See "Stock Options and Purchase Plans" on pages 17 and 18, below).

At December 31, 2008, 334,100 shares of SGRP common stock were covered by New Awards then outstanding, 1,911,349 shares of SGRP common stock were covered by Continuing Awards then outstanding, and 3,354,551 shares of SGRP common stock remain available under the 2008 Plan for granting options and other stock-based Awards.

The Repricing Amendment

The Compensation Committee has determined that adverse changes in the market price of the Corporation's common stock and their effect on outstanding present and future Awards (including the New Awards and Continuing Awards) from time to time could materially interfere with the Corporation's efforts to attract and retain talented directors, executives, employees and consultants and to encourage an increasing alignment of their interests with those of the Corporation's stockholders and their stake in the long-term performance and success of the Company (See "Stock Options and Purchase Plans" on pages 17 and 18, below). When the market price for SGRP's common stock is significantly below the applicable exercise price of an option (often referred to as "under water" or "out of the money"), for example, the Compensation Committee believes that the option holder is not likely to exercise that option and will not have the desired incentive that the option was intended to provide. The Repricing Amendment is designed to give to the Compensation Committee the full authority and complete flexibility from time to time to designate and modify (in its discretion) one or more of the outstanding Awards (including their exercise and base prices and other components and terms) to (among other things) restore their intended values and incentives to their holders. However, the exercise price, Base Value or similar component (if equal to SGRP's full stock price at issuance) of any Award cannot be lowered to an amount that is less than the Fair Market Value (as defined in the 2008 Plan) on the date of the applicable modification, and no modification can adversely affect an awardee's rights or obligations under an Award without the awardee's consent.

Adoption of the Repricing Amendment would likely result in additional compensation expense reported in the Company's financial statements.

The following is the full text of the Repricing Amendment, which will be added as a new subsection (a) in Section 12 of the 2008 Plan:

> Subject to the terms and conditions and within the limitations of the Plan, the Compensation Committee at any time and from time to time in its discretion: (i) may select (by price, expiration or other relevant term or otherwise) one or more outstanding Awards granted under the Plan, the 2000 Plan, the 1995 Plan or any other equity compensation plan of the Corporation; (ii) may modify, extend or renew those Awards and their Corresponding Contracts; (iii) may authorize and direct the Corporation to accept the surrender of outstanding Awards and grant new or replacement Awards pursuant to the Plan in substitution therefor; and (iv) may provide that such modified, extended, renewed or substituted Awards have one or more of the following (in any combination) (A) a lower exercise price, Base Value or similar component than the surrendered Award or Awards, (B) a higher number of covered Award Shares than the surrendered Award or Awards, (C) a longer term than the surrendered Award or Awards, (D) more rapid vesting and exercise ability than the surrendered Award or Awards, (E) a different market or intrinsic value than the surrendered Award or Awards, and (F) other modifications and additional provisions that are authorized by the Plan and more favorable to the awardee than the surrendered Award or Awards. Notwithstanding the foregoing, however: (1) if the exercise price, Base Value or similar component of the original Award was originally set at the then full Fair Market Value or a specified fraction or multiple thereof, such exercise price, Base Value or similar component shall not be lowered in any such modification, extension, renewal or substitution to an amount that is less than the full Fair Market Value or such specified fraction or multiple thereof, as applicable, on the date of such modification, extension, renewal or substitution; and (2) no modification of an Award granted under this Plan or any such other plan shall adversely affect the rights or obligations of an awardee under such Award without such awardee's consent.

Vote Required

Approval of the Repricing Amendment requires the affirmative vote of a majority of the voting power of all outstanding shares of the Corporation's Common Stock and Preferred Stock (voting together) present or represented and entitled to vote at the 2009 Annual Meeting. The Board and the Compensation Committee each has unanimously determined that the Repricing Amendment is advisable and in the best interests of the Corporation and the stockholders of the Corporation.

THE BOARD AND COMPENSATION COMMITTEE EACH BELIEVES THAT THE REPRICING AMENDMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL THEREOF. PROXIES WILL BE VOTED FOR THIS PROPOSAL UNLESS OTHERWISE SPECIFICALLY INDICATED.

THE BOARD OF DIRECTORS OF THE CORPORATION

The Board of Directors (the "Board") is responsible for the management and direction of SGRP and establishing its corporate policies. The current members of the Board are set forth below, and each director is a nominee for election at the 2009 Annual Meeting:

Name	Age	Position with SPAR Group, Inc.
Gary S. Raymond	50	Chief Executive Officer and President
Robert G. Brown	66	Chairman and Director
William H. Bartels	65	Vice Chairman and Director
Jack W. Partridge (1)	63	Director and Chairman of the Compensation Committee
Jerry B. Gilbert (1)	75	Director
Lorrence T. Kellar (1)	72	Director and Chairman of the Audit Committee
C. Manly Molpus (1)	67	Director and Chairman of the Governance Committee

(1) Member of the Governance, Compensation and Audit Committees

Gary S. Raymond serves as the Chief Executive Officer, President and a Director of SGRP and has held such positions since July 9, 2007. Mr. Raymond served in senior management capacities at Proctor and Gamble, The Gillette Company, Duracell, The White Rain Company and Revlon. Mr. Raymond was general manager of Gillette's North American operations and was an active member of Duracell's global business team.

Robert G. Brown serves as the Chairman and a Director of SGRP (and former Chief Executive Officer and President) and has held such positions since July 8, 1999, the effective date of the merger of the SPAR Marketing Companies with PIA Merchandising Services, Inc. (the "Merger"). Mr. Brown served as the Chairman, President and Chief Executive Officer of the SPAR Marketing Companies (SPAR/Burgoyne Retail Services, Inc. ("SBRS") since 1994, SPAR, Inc. ("SINC") since 1979, SPAR Marketing, Inc. ("SMNEV") since November 1993, and SPAR Marketing Force, Inc. ("SMF") since 1996).

William H. Bartels serves as the Vice Chairman and a Director of SGRP and has held such positions since July 8, 1999 (the effective date of the Merger). Mr. Bartels served as the Vice Chairman, Secretary, Treasurer and Senior Vice President of the SPAR Marketing Companies (SBRS since 1994, SINC since 1979, SMNEV since November 1993 and SMF since 1996).

Jack W. Partridge serves as a Director of SGRP and has done so since January 29, 2001. He has served as the Chairman of the Compensation Committee of SGRP since May 9, 2003, and also is a member of the Audit Committee and Governance Committee. Mr. Partridge is President of Jack W. Partridge & Associates. He previously served as Vice Chairman of the Board of The Grand Union Company from 1998 to 2000. Mr. Partridge's service with Grand Union followed a distinguished 23-year career with The Kroger Company, where he served as Group Vice President, Corporate Affairs, and as a member of the Senior Executive Committee, as well as various other executive positions. Mr. Partridge has been a leader in industry and community affairs for over three decades. He has served as Chairman of the Food Marketing Institute's Government Relations Committee, the Food and Agriculture Policy Task Force, and as Chairman of the Board of The Ohio Retail Association. He currently serves as a member of the board of Checkpoint Systems, Inc.

Jerry B. Gilbert serves as a Director of SGRP and has done so since June 4, 2001. Mr. Gilbert is a member of the Audit Committee, Compensation Committee and Governance Committee. Mr. Gilbert served as Vice President of Customer Relations for Johnson & Johnson's Consumer and Personal Care Group of Companies from 1989 to 1997. Mr. Gilbert joined Johnson & Johnson in 1958 and from 1958 to 1989 held various executive positions. Mr. Gilbert also served on the Advisory Boards of the Food Marketing Institute, the National Association of Chain Drug Stores and the General Merchandise Distributors Council (GMDC) where he was elected the first President of the GMDC Educational Foundation. He was honored with lifetime achievement awards from GMDC, Chain Drug Review, Drug Store News and the Food Marketing Institute. He is the recipient of the prestigious National Association of Chain Drug Stores (NACDS) Begley Award, as well as the National Wholesale Druggists Association (NWDA) Tim Barry Award. In June 1997, Mr. Gilbert received an Honorary Doctor of Letters Degree from Long Island University.

Lorrence T. Kellar serves as a Director and the Chairman of the Audit Committee of SGRP and has done so since April 2, 2003. Mr. Kellar also is a member of the Compensation Committee and Governance Committee. Mr. Kellar had a 31-year career with The Kroger Co., where he served in various financial capacities, including Group Vice President for real estate and finance, and earlier, as Corporate Treasurer. He was responsible for all of Kroger's real estate activities, as well as facility engineering, which coordinated all store openings and remodels. Mr. Kellar subsequently served as Vice President, real estate, for Kmart. He currently is with Continental Properties Company, Inc. Mr. Kellar also serves on the boards of Frisch's Restaurants and Multi-Color Corporation and is a trustee of the Acadia Realty Trust. He also is a major patron of the arts and has served as Chairman of the Board of the Cincinnati Ballet.

C. Manly Molpus serves as a Director of SGRP and has done so since August 9, 2006. Mr. Molpus is a member of the Audit Committee, Compensation Committee and Governance Committee. Mr. Molpus recently retired as president, chief executive officer and a director of the Grocery Manufacturers Association, based in Washington, D.C. Mr. Molpus serves on the board of directors of Cordon Bleu-Tomasso, a Montreal-based food processor, the Advisory Board of Levick Strategic Communications Company and the Congressional Hunger Center. In 2002, he was appointed to the U.S. Department of State Advisory Committee on International Economic Policy. He formerly served on the USDA/USTR Agriculture Policy Advisory Committee for Trade. Previously, Mr. Molpus served as president and chief executive officer of the American Meat Institute and was vice president of corporate affairs for The Kroger Co., the nation's largest supermarket company.

EXECUTIVE OFFICERS OF THE CORPORATION

Set forth in the table below are the names, ages and current offices held by all executive officers of SGRP. For biographical information regarding Gary S. Raymond, Robert G. Brown and William H. Bartels, see *The Board of Directors of the Corporation*, above.

Name	Age	Position with SPAR Group, Inc.
Gary S. Raymond	50	Chief Executive Officer, President and Director
Robert G. Brown	66	Chairman and Director
William H. Bartels	65	Vice Chairman and Director
James R. Segreto	60	Chief Financial Officer, Secretary and Treasurer
Kori G. Belzer	43	Chief Operating Officer
Patricia Franco	48	Chief Information Officer and President of the SPAR International Merchandising Services Division

James R. Segreto serves as Chief Financial Officer, Secretary and Treasurer of SGRP and has done so since December 14, 2007. Prior to his current position Mr. Segreto served as Vice President and Controller of SGRP since July 8, 1999, the effective date of the Merger. Mr. Segreto served as Chief Financial Officer for Supermarket Communications Systems, Inc. from 1992 to 1997 and LM Capital, LLP from 1990 to 1992. Prior to 1992, he served as Controller of Dorman Roth Foods, Inc.

Kori G. Belzer serves as the Chief Operating Officer of SGRP and has done so since January 1, 2004. Ms. Belzer also serves as Chief Operating Officer of SPAR Management Services, Inc. ("SMSI"), and SPAR Marketing Services, Inc. ("SMS"), each an affiliate of SGRP (see Transactions with Related Persons, Promoters and Certain Control Persons, below), and has done so since 2000. The Audit Committee determined that Ms. Belzer also served during 2003 as the de facto chief operating officer of SGRP through her position as Chief Operating Officer of SMSI and SMS. From 1997 to 2000, Ms. Belzer served as Vice President Operations of SMS and as Regional Director of SMS from 1995 to 1997. Prior to 1995, she served as Client Services Manager for SPAR/Servco, Inc.

Patricia Franco serves as the Chief Information Officer of SGRP and President of the SPAR International Merchandising Services Division and has done so since January 1, 2004. Ms. Franco also serves as Senior Vice President of SPAR Infotech, Inc. ("SIT"), an affiliate of SGRP (see Transactions with Related Persons, Promoters and Certain Control Persons, below), and has done so since January 1, 2003. The Audit Committee determined that Ms. Franco also served during 2003 as the de facto chief information officer of SGRP as well as, the de facto President of the SPAR International Merchandising Services Division, through her position as Senior Vice President of SIT. Prior to 2003, Ms. Franco served in various management capacities with SIT, SMS and their affiliates.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of SGRP's common and preferred stock as of April 6, 2009 by: (i) each person (or group of affiliated persons) who is known by SGRP to own beneficially more than 5% of SGRP's common stock; (ii) each of SGRP's directors; (iii) each of the Named Executive Officers in the Summary Compensation Table; and (iv) SGRP's directors and such Named Executive Officers as a group. Except as indicated in the footnotes to this table, the persons named in the table, based on information provided by such persons, have sole voting and sole investment power with respect to all shares of common and preferred stock shown as beneficially owned by them, subject to community property laws where applicable.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	See Note #	Percentage (15)
Common Shares	Robert G. Brown (1)	9,465,849	(2)(14)	48.1%
Common Shares	William H. Bartels (1)	5,578,194	(3)(14)	28.3%
Common Shares	Gary S. Raymond (1)	82,500	(4)	*
Common Shares	Jack W. Partridge (1)	139,019	(5)	*
Common Shares	Jerry B. Gilbert (1)	142,360	(6)	*
Common Shares	Lorrence T. Kellar (1)	132,387	(7)	*
Common Shares	C. Manly Molpus (1)	31,100	(8)	*
Common Shares	James R. Segreto (1)	76,081	(9)	*
Common Shares	Kori G. Belzer (1)	234,917	(10)	1.2
Common Shares	Patricia Franco (1)	285,538	(11)	1.4
Common Shares	Richard J. Riordan 300 South Grand Avenue, Suite 2900 Los Angeles, California 90071	1,209,922	(12)	6.3
Common Shares	Heartland Advisors, Inc. 790 North Milwaukee Street Milwaukee, Wisconsin 53202	1,228,000	(13)	6.4
Common Shares	Executive Officers and Directors	16,152,637	-	78.1
Series A Preferred	Robert G. Brown	338,801	(16)	61.1
Series A Preferred	William H. Bartels	215,601	(17)	38.9
Series A Preferred	Executive Officers and Directors	554,402	-	100.0

* Less than 1%

(1) The address of such owners is c/o SPAR Group, Inc. 560 White Plains Road, Suite 210, Tarrytown, New York 10591.

(2) Mr. Brown's beneficial ownership includes (a) 1,800,000 shares held by a grantor trust for the benefit of certain family members of Robert G. Brown over which Robert G. Brown, James R. Brown, Sr. and William H. Bartels are trustees (James R. Brown, Sr., and William H. Bartels each disclaim beneficial ownership of those trust shares), (b) 211,558 shares held by Jean Brown in her 401(k) and Roth IRA accounts, and (c) 338,801 shares of Series A Preferred Stock, convertible at any time into the same number of Common Shares at the holder's option, held through certain retirement plans of Mr. Brown.

(3) Mr. Bartels' beneficial ownership excludes 1,800,000 shares held by a grantor trust for the benefit of certain family members of Robert G. Brown over which Robert G. Brown, James R. Brown, Sr. and William H. Bartels are trustees, beneficial ownership of these trust shares are disclaimed by Mr. Bartels. Mr. Bartels' beneficial ownership includes 215,601 of Series A Preferred Stock convertible at any time into the same number of Common Shares at the holder's option, held through certain retirement plans of Mr. Bartels.

(4) Mr. Raymond's beneficial ownership includes 62,500 shares issuable upon exercise of options.

(5) Mr. Partridge's beneficial ownership includes 128,051 shares issuable upon exercise of options.

(6) Mr. Gilbert's beneficial ownership includes 129,275 shares issuable upon exercise of options.

(7) Mr. Kellar's beneficial ownership includes 126,239 shares issuable upon exercise of options.

(8) Mr. Molpus' beneficial ownership includes 30,000 shares issuable upon exercise of options.

(9) Mr. Segreto's beneficial ownership includes 52,000 shares issuable upon exercise of options.

(10) Ms. Belzer's beneficial ownership includes 223,390 shares issuable upon exercise of options.

(11) Ms. Franco's beneficial ownership includes 229,750 shares issuable upon exercise of options.

(12) Share ownership was confirmed with SGRP's stock transfer agent.

(13) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G (Amendment No. 15), filed by Heartland Advisors, Inc. with the Securities and Exchange Commission on February 11, 2009.

(14) Messrs. Brown's and Bartels' percentage ownership includes 54,564 and 34,722 of preferred stock issued on March 31, 2008, as well as an additional 284,237 and 180,879 of preferred stock issued on September 24, 2008, to certain retirement plans of Messrs. Brown's and Bartels', respectively.

(15) Percentage ownership is based on total quantity of common, preferred and eligible options granted as of April 6, 2009.

(16) The Series A Preferred Stock is held through certain retirement plans of Mr. Brown.

(17) The Series A Preferred Stock is held through certain retirement plans of Mr. Bartels.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act ("Section 16(a)") requires SGRP's directors and certain of its officers and persons who own more than 10% of SGRP's Common Stock (collectively, "Insiders"), to file reports of ownership and changes in their ownership of SGRP's Common Stock with the Commission. Insiders are required by Commission regulations to furnish SGRP with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it for the year ended December 31, 2008, or written representations from certain reporting persons for such year, SGRP believes that its Insiders complied with all applicable Section 16(a) filing requirements for such year, with the exception that Robert G. Brown untimely filed 4 reports on Form 4 respecting 5 transactions, William H. Bartels untimely filed 1 report on Form 4 respecting 1 transaction, Lorrence T. Kellar untimely filed 1 report on Form 4 respecting 1 transaction, Jerry B. Gilbert untimely filed 1 report on Form 4 respecting 1 transaction, Jack W. Partridge untimely filed 1 report on Form 4 respecting 1 transaction, C. Manly Molpus untimely filed 1 report on Form 4 respecting 1 transaction, James R. Segreto untimely filed 1 report on Form 4 respecting 1 transaction, Kori G. Belzer untimely filed 1 report on Form 4 respecting 1 transaction, Patricia Franco untimely filed 1 report on Form 4 respecting 1 transaction, and Gary S. Raymond untimely filed 2 reports on Form 4 respecting 2 transactions. All such transactions were related to the issuance of certain options or purchases of convertible Series A Preferred Stock rather than actual purchases or sales of the Corporation's common stock. All such Section 16(a) filing requirements have since been completed by each of the aforementioned individuals.

Transactions with Related Persons, Promoters and Certain Control Persons

The Corporation's policy respecting approval of transactions with related persons, promoters and control persons is contained in the SPAR Group Code of Ethical Conduct for its Directors, Senior Executives and Employees Dated (as of) May 1, 2004 (the "Ethics Code"). Article V of the Ethics Code generally prohibits each "Covered Person" (including SGRP's officers and directors) from engaging in any business activity that conflicts with his or her duties to the Company, and directs each "Covered Person" to avoid any activity or interest that is inconsistent with the best interests of the SPAR Group, in each case except for any "Approved Activity" (as such terms are defined in the Ethics Code). Examples of violations include (among other things) having any ownership interest in, acting as a director or officer of or otherwise personally benefiting from business with any customer or vendor of the Company other than pursuant to any Approved Activity. Approved Activities include (among other things) anything disclosed to and approved by the Board, the Governance Committee or the Audit Committee, as the case may be, as well as the ownership, board and executive positions held by certain executive officers in SMS, SMSI and SIT (as defined and described below). The Company's senior management is generally responsible for monitoring compliance with the Ethics Code and establishing and maintaining compliance systems, including conflicting relationships and transactions, subject to the review and oversight of the Governance Committee as provided in clause IV.11 of the Charter of the Governance Committee of the Board of Directors of SPAR Group, Inc. Dated (as of) May 18, 2004. However, the Amended and Restated Charter of the Audit Committee of the Board of Directors of SPAR Group, Inc. Dated (as of) May 18, 2004, provides in clause I.2(l) that one of the Audit Committee's primary (and specific) duties and responsibilities is to review and approve the overall fairness of all material related-party transactions. The Audit Committee periodically reviews and has approved all of the related party relationships and transactions described below.

Mr. Robert G. Brown, a Director, the Chairman and a major stockholder of SGRP (see- "Security Ownership Of Certain Beneficial Owners and Management", page 8), and Mr. William H. Bartels, a Director and the Vice Chairman of the Company and a major stockholder of SGRP (see- "Security Ownership Of Certain Beneficial Owners and Management", page 8), are executive officers and the sole stockholders and directors of SPAR Marketing Services, Inc. ("SMS"), SPAR Management Services, Inc. ("SMSI"), and SPAR Infotech, Inc. ("SIT").

SMS and SMSI provided approximately 99% of the Company's domestic merchandising specialists field force and approximately 91% of the Company's domestic field management at a total cost of approximately $17.5 million and $18.0 million for 2008 and 2007, respectively. Pursuant to the terms of the Amended and Restated Field Service Agreement dated as of January 1, 2004, as amended (the "Field Services Agreement"), SMS provides merchandising services to the Company through the use of approximately 5,000 of its field force of merchandising specialists. Pursuant to the terms of the Amended and Restated Field Management Agreement dated as of January 1, 2004, SMSI provides 50 full-time national, regional and district managers to the Company. For those services, the Company has agreed to reimburse SMS and SMSI for all of their costs of providing those services and to pay SMS and SMSI each a premium equal to 4% of their respective costs (the "Plus Compensation"). SMS and the Company amended the Field Services Agreement effective as of September 24, 2008, pursuant to which SMS agreed to partially reduce the 2008 Plus Compensation by $500,000 through September 30, 2008 ($100,000 at March 31, 2008, and $400,000 at September 30, 2008), all in order to (among other things) facilitate operation of SMF's business. In return, the First Amendment amended the Field Agreement to provide that the Company will pay an early termination fee of $300,000 to SMS in the event the Company terminates or elects to not renew the Field Agreement prior to December 31, 2010. In December 2008, SMS agreed to reduce its Plus Compensation by an additional $400,000 in 2008. The total Plus Compensation (4% of the costs of SMS and SMSI) earned by SMS and SMSI for services rendered were zero (reflecting such Plus Compensation cost reductions) and $690,000 for 2008 and 2007, respectively. The Company has been advised that Messrs. Brown and Bartels are not paid any salaries as officers of SMS or SMSI so there were no salary reimbursements for them included in such costs or premium. However, since SMS and SMSI are "Subchapter S" corporations, Messrs. Brown and Bartels benefit from any income of such companies allocated to them.

SIT provided substantially all of the Internet computer programming services to the Company at a total cost of approximately $728,000 and $606,000 for 2008, and 2007, respectively. SIT provided approximately 25,000 and 18,000 hours of Internet computer programming services to the Company for 2008, and 2007, respectively. Pursuant to the Amended and Restated Programming and Support Agreement dated as of January 1, 2004, SIT continues to provide programming services to the Company for which the Company has agreed to pay SIT competitive hourly wage rates for time spent on Company matters and to reimburse the related out-of-pocket expenses of SIT and its personnel. The average hourly billing rate was $28.93 and $33.49 for 2008, and 2007, respectively. The Company has been advised that no hourly charges or business expenses for Messrs. Brown and Bartels were charged to the Company by SIT since 2005. However, since SIT is a "Subchapter S" corporation, Messrs. Brown and Bartels benefit from any income realized by SIT

In November 2004 and January 2005, the Company entered into separate operating lease agreements between SMS and the Company's wholly-owned subsidiaries, SPAR Marketing Force, Inc. ("SMF") and SPAR Canada Company ("SPAR Canada"). In May 2005, the Company and SMS amended the lease agreements reducing the total monthly payment.

Each lease, as amended, has a 36 month term and representations, covenants and defaults customary for the leasing industry. The SMF lease is for handheld computers to be used by field merchandisers in the performance of various merchandising and marketing services in the United States and has a monthly payment of $17,891. These handheld computers had an original purchase price of $632,200. The SPAR Canada lease is also for handheld computers to be used by field merchandisers in the performance of various merchandising and marketing services in Canada and has a monthly payment of $2,972. These handheld computers had an original purchase price of $105,000. The monthly payments, as amended, are based upon a lease factor of 2.83%. In March 2005, SMF entered into an additional 36 month lease with SMS for handheld computers. The lease factor is 2.83% and the monthly payment is $2,341. These handheld computers had an original purchase price of $82,727.

By March 31, 2008, all of the operating leases noted above had expired. Both SMF and SPAR Canada elected to notify SMS of their intention to continue to lease the equipment for an additional twelve month period. On September 24, 2008, SMS entered into a Bill of Sale and Lease Termination agreement with SMF and SPAR Canada, pursuant to which the parties terminated those leases and SMF purchased from SMS the equipment SMF leased under its existing equipment lease pursuant to its option thereunder and the equipment SPAR Canada leased under its existing equipment lease (with SPAR Canada's consent), for a total purchase price of $500,000 (the fair market value of the hand held computer units so purchased). SGRP's Audit Committee and Board of Directors each reviewed and approved this affiliated transaction, including (without limitation) the terms of the Bill of Sale and the affiliated relationship of the parties.

The following transactions occurred between the Company and the above affiliates (in thousands):

	Year Ended December 31,	
	2008	2007
Services provided by affiliates:		
Independent contractor services (SMS)	$ 13,760	$ 13,713
Field management services (SMSI)	$ 3,314	$ 4,238
Handheld computer leases (SMS)	$ 7	$ 256
Internet and software program consulting services (SIT)	$ 728	$ 606

In July 1999, SMF, SMS and SIT entered into a software ownership agreement providing that each party independently owned an undivided share of and had the right to unilaterally license and exploit their "Business Manager" Internet job scheduling software (which had been jointly developed by such parties), and all related improvements, revisions, developments and documentation from time to time made or procured by any of them. In addition, SPAR Trademarks, Inc. ("STM"), SMS and SIT entered into separate trademark licensing agreements whereby STM has granted non-exclusive royalty-free licenses to SIT and SMS (and through them to their commonly controlled subsidiaries and affiliates by sublicenses, including SMSI through SMS) for their continued use of the name "SPAR" and certain other trademarks and related rights transferred to STM, a wholly owned subsidiary of SGRP.

On March 31, 2008, SGRP, Mr. Brown, Mr. Bartels and SPAR Management Services, Inc. ("SMSI"), an affiliate of SGRP wholly-owned by Mr. Brown and Mr. Bartels (who are officers, directors and significant shareholders of SGRP), entered into a Subscription Agreement to issue and purchase 89,286 shares of Preferred Stock at $1.12 per share (the closing bid price of SGRP's Common Stock for the most recent trading day available immediately preceding such agreement date) at a cost of $100,000, in return for (among other things) cash or the reduction of an equivalent debt owed by the Company to SMSI. That agreement listed Mr. Brown and Mr. Bartels as the purchasers of such Preferred Stock rather than listing SMSI as the record purchaser of such Preferred Stock and Mr. Brown and Mr. Bartels as prospective indirect (i.e., beneficial) owners. On September 30, 2008, SGRP, Mr. Brown, Mr. Bartels and SMSI entered into an Amended and Restated Series A Preferred Stock Subscription Agreement effective as of March 31, 2008 (the "Restated Subscription Agreement"), to more accurately reflect the parties intentions that SMSI would pay for and acquire record ownership of those shares. SGRP's Audit Committee and Board of Directors each reviewed and approved this affiliated transaction, including (without limitation) the terms of the Restated Subscription Agreement and the affiliated relationship of the parties. The offer and sale of such Preferred Stock have not been registered under the Securities Act or other securities laws, as they were a non-public offer and sale made in reliance upon (among other things) Section 4 (2) of the Securities Act.

Effective September 24, 2008, SGRP and the pension plans of Mr. Brown and Mr. Bartels, SP/R Inc. Defined Benefit Pension Plan, acting through Robert G. Brown, its Trustee, WHB Services, Inc. Defined Benefit Trust, acting through William H. Bartels, its Trustee, and WHB Services, Inc. Investment Savings Trust, acting through William H. Bartels, its Trustee, entered into another agreement to issue and purchase an additional 465,116 shares of preferred stock at $0.86 per share (the closing bid price of SGRP's Common Stock for the most recent trading day available preceding such agreement date). Mr. Brown's pension plan acquired 284,237 preferred shares at cost of $244,444 and Mr. Bartels' pension plans acquired 180,879 preferred shares at a cost of $155,556. SGRP's Audit Committee and Board of Directors each reviewed and unanimously approved this transaction, including the terms of the Preferred Stock and the affiliated relationship of the parties. The offer and sale of such Preferred Stock have not been registered under the Securities Act or other securities laws, as they were a non-public offer and sale made in reliance upon (among other things) Section 4 (2) of the Securities Act.

Through arrangements with the Company, SMS, SMSI and SIT participate in various benefit plans, insurance policies and similar group purchases by the Company, for which the Company charges them their allocable shares of the costs of those group items and the actual costs of all items paid specifically for them. All transactions between the Company and the above affiliates are paid and/or collected by the Company in the normal course of business.

Messrs. Brown and Bartels also collectively own, through SMSI, a minority (less than 5%) equity interest in Affinity Insurance Ltd., which provides certain insurance to the Company.

In the event of any material dispute in the business relationships between the Company and SMS, SMSI, or SIT, it is possible that Messrs. Brown or Bartels may have one or more conflicts of interest with respect to these relationships and such dispute could have a material adverse effect on the Company.

CORPORATE GOVERNANCE

Board Meetings

The Board meets regularly to receive and discuss operating and financial reports presented by management of SGRP and its advisors. During the year ended December 31, 2008, the Board held four meetings in person and one meeting by written consent. Each incumbent Director is required to attend 75% of the board meetings. In 2008, each incumbent director attended all of the meetings of the Board of Directors.

Board Size

On April 20, 2009, the Board reduced the size of the Board from eight directors to seven directors. The eighth position had been vacant since the resignation and retirement of Mr. Robert O. Aders as a director on May 29, 2008. The Governance Committee of the Board did not actively seek a candidate to replace Mr. Aders and fill the eighth seat on the Board, and instead recommended that the Board reduce the Board size in connection with this year's nominations of candidates for director. Accordingly, there are only seven nominees for election as Directors at the 2009 Annual Meeting. The Board can increase or decrease the size of the Board at any time, and any vacancy (including those caused by an increase in Board size) can be filled by the Board without an election.

Committees

From time to time the Board may establish permanent standing committees and temporary special committees to assist the Board in carrying out its responsibilities. Currently, SGRP has three committees; the Audit Committee, the Compensation Committee and the Governance Committee. An audit committee is required by the Nasdaq Stock Market, Inc., or National Association of Securities Dealers (collectively, "Nasdaq"), the Securities and Exchange Commission (the "SEC"), and applicable law. While SGRP is not similarly required to have either a compensation committee or governance committee, certain responsibilities assigned to these committees in their respective charters are required to be fulfilled by independent directors.

The standing committees of the Board are the Audit Committee of the Board (the "Audit Committee"), the Compensation Committee of the Board (the "Compensation Committee"), and the Governance Committee of the Board (the "Governance Committee"), as provided in SGRP's Restated By-Laws (see — "Limitation of Liability and Indemnification Matters", below).

Audit Committee

The Audit Committee of the Board assists the Board in fulfilling its oversight responsibilities respecting the accounting, auditing and financial reporting and disclosure principles, policies, practices and controls of SGRP and its direct and indirect subsidiaries (together with SGRP, collectively, the "Company"), the integrity of the Company's financial statements, the audits of the financial statements of the Company and the Company's compliance with legal and regulatory requirements and disclosure, and has done so since June of 2000. The specific functions and responsibilities of the Audit Committee are set forth in the written Amended and Restated Charter of the Audit Committee of the Board of

Directors of SPAR Group, Inc., Dated (as of) May 18, 2004 (the "Audit Charter"), approved and recommended by the Audit Committee and Governance Committee and adopted by the Board on May 18, 2004. The Audit Committee also is given specific functions and responsibilities by and is subject to the rules and regulations of Nasdaq ("Nasdaq Rules") and of the SEC (the "SEC Rules"), the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and other applicable law, which are reflected in the Audit Charter. A current copy of the Audit Charter is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com). The Audit Charter was amended and restated to reflect the recent evolution of the Audit Committee's expanding responsibilities, the recent adoption of Sarbanes-Oxley, and recent changes in Nasdaq Rules, SEC Rules, securities laws and other applicable law pertaining to all audit committees. The Audit Committee reviews and reassesses the Audit Charter annually and recommends any needed changes to the Board for approval. The Audit Committee's most recent review was in March of 2009, when it determined no changes were then needed in the Audit Charter.

The Audit Committee (among other things and as more fully provided in the Audit Charter):

(a) Serves as an independent and objective party to monitor the Company's financial reporting process and internal accounting and disclosure control system and their adequacy and effectiveness;

(b) Is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (hereinafter referred to as the "Company's Independent Accountants");

(c) Resolves disagreements between the Company's senior management and the Company's Independent Accountants regarding financial reporting;

(d) Communicates directly with the Company's Independent Accountants;

(e) Reviews and appraises the audit efforts of the Company's Independent Accountants, including the plans for and scope of the audit, the audit procedures to be utilized and results of the audit;

(f) Provides an open avenue of communication among the Company's Independent Accountants, the Company's financial and senior management and the Board;

(g) Reviews and approves, in advance, all non-audit services to be performed by the Company's Independent Accountants, either individually or through policies and procedures for particular types of services to be performed within specified periods;

(h) Reviews the performance, qualifications and independence of the Company's Independent Accountants;

(i) Reviews the financial reports and other financial information provided by SGRP to any governmental body or the public;

(j) Encourages continuous improvement of, and fosters adherence to, the Company's accounting, disclosure and similar control policies, procedures and practices at all levels; and

(k) Reviews and approves the overall fairness of all material related-party transactions.

The Audit Committee currently consists of Messrs. Kellar (its Chairman), Gilbert, Molpus and Partridge, each of whom has been determined by the Governance Committee and the Board to meet the independence requirements for Audit Committee members under Nasdaq Rule 4200(a)(14). In connection with his re-nomination as a Director, the Governance Committee and the Board re-determined that Mr. Kellar was qualified to be the "Audit Committee financial expert" as required by applicable law and the SEC Rules.

During the year ended December 31, 2008, the Audit Committee met four times in person and nine times by telephone and took action through unanimous written consent. All incumbent members attended at least 75% of the meetings.

See "Report of the Audit Committee of the Board of Directors" below.

Compensation Committee

The Compensation Committee of the Board assists the Board in fulfilling its oversight responsibilities respecting the performance and compensation of the executives and the other compensation, equity incentive and related policies of the Company, through which the Company endeavors to attract, motivate and retain the executive talent needed to optimize stockholder value in a competitive environment while facilitating the business strategies and long-range plans of the Company. The specific functions and responsibilities of the Compensation Committee are set forth in the written Charter of the Compensation Committee of the Board of Directors of SPAR Group, Inc., Dated (as of) May 18, 2004 (the "Compensation Charter"), approved and recommended by the Compensation Committee and Governance Committee and adopted by the Board on May 18, 2004. The Compensation Committee also is given specific functions and responsibilities by and is subject to the Nasdaq Rules and SEC Rules, Sarbanes-Oxley and other applicable law. A current copy of the Compensation Charter is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com). The Compensation Charter was adopted to reflect the recent evolution of the Compensation Committee's informal responsibilities, the recent adoption of Sarbanes-Oxley, and recent changes in Nasdaq Rules, SEC Rules, securities laws and other applicable law pertaining to compensation committees. The Compensation Committee reviews and reassesses the Compensation Charter annually and recommends any needed changes to the Board for approval. The Compensation Committee's most recent review was in March of 2009, when it determined no changes were then needed in the Compensation Charter.

The Compensation Committee (among other things and as more fully provided in the Compensation Charter):

(a) Oversees the existing and proposed compensation plans, policies and practices of the Company, and reviews and recommends to the Board any necessary or desirable changes or additions to any such plan, policy or practice, all in order to (i) attract and retain quality directors, executives and employees, (ii) provide total compensation competitive with similar companies, (iii) reward and reinforce the attainment of the Company's performance objectives, and (iv) align the interests of SGRP's directors and the Company's executives and employees with those of SGRP's stockholders (the "Company's Compensation Objectives");

(b) Reviews the Company's existing and proposed Compensation Objectives from time to time and recommends to the Board any necessary or desirable changes or additions to such objectives;

(c) Reviews the performance of and establishes the compensation for the Company's senior executives; and

(d) Oversees the Company's stock option, stock purchase and other benefit plans and severance policies, and reviews and recommends to the Board any necessary or desirable changes or additions to any such plan, policy or practice.

The Compensation Committee currently consists of Messrs. Partridge (its Chairman), Gilbert, Kellar and Molpus, all of whom are non-employees of the Company and have been determined by the Governance Committee and the Board to be independent directors in accordance with Nasdaq Rule 4200(a)(14).

During the year ended December 31, 2008, the Compensation Committee met four times in person and took action through unanimous written consent. All incumbent members attended at least 75% of the meetings.

Governance Committee

The Governance Committee of the Board assists the Board in fulfilling its oversight responsibilities respecting the nomination of directors and committee members for the Board and the corporate governance policies and practices of the Company. The specific functions and responsibilities of the Governance Committee are set forth in the written Charter of the Governance Committee of the Board of Directors of SPAR Group, Inc., Dated (as of) May 18, 2004 (the "Governance Charter"), approved and recommended by the Governance Committee and adopted by the Board on May 18, 2004. The Governance Committee also is given specific functions and responsibilities by and is subject to the Nasdaq Rules, SEC Rules, Sarbanes-Oxley and other applicable law, which are reflected in the Governance Charter. A current copy of the Governance Charter is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com). The Governance Charter was adopted to reflect the recent evolution of the Governance Committee's informal responsibilities, the recent adoption of Sarbanes-Oxley, and recent changes in Nasdaq Rules, SEC Rules, securities laws and other applicable law pertaining to governance committees. The Governance Committee reviews and reassesses the Governance Charter, Nomination Policy and Ethics Code (as such terms are defined below) annually and recommends any needed changes to the Board for approval. The Governance Committee's most recent review was in March of 2009, when it determined no changes were then needed in the Governance Charter, Nomination Policy and Ethics Code.

The Governance Committee (among other things and as more fully provided in the Governance Charter):

(a) Oversees the identification, vetting and nomination of candidates for directors of SGRP and the selection of committee members, reviews their qualifications (including outside director independence) and recommends any proposed nominees to the Board;

(b) Oversees SGRP's organizational documents and policies and practices on corporate governance and recommends any proposed changes to the Board for approval; and

(c) Oversees the Company's codes of ethics and other internal policies and guidelines and monitors the Company's enforcement of them and incorporation of them into the Company's culture and business practices.

The Governance Committee currently consists of Messrs. Molpus (its Chairman), Gilbert, Kellar, and Partridge, all of whom are non-employees of the Company and have been determined by the Governance Committee and the Board to be independent directors in accordance with Nasdaq Rule 4200(a)(14).

During the year ended December 31, 2008, the Governance Committee met four times in person and took action through unanimous written consent. All incumbent members attended at least 75% of the meetings.

Director Nominations

The Governance Committee oversees the identification, vetting and nomination of candidates for directors and the selection of committee members, the review of their qualifications (including outside director independence), and recommends any proposed nominees to the Board in accordance with the Governance Charter and with the SPAR Group, Inc. Statement of Policy Regarding Director Qualifications and Nominations dated as of May 18, 2004 (the "Nomination Policy"), as approved and recommended by the Governance Committee and adopted by the Board on May 18, 2004. A current copy of this policy is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com).

The Nomination Policy requires that a majority of the directors of the Board and all members of its Audit Committee, Compensation Committee and Governance Committee satisfy the independence requirements applicable to Audit Committee members under the applicable Nasdaq Rules. Each of the Audit Charter, Compensation Charter and Governance Charter also contain the same requirements that all of their respective members satisfy such independence requirements.

The Nomination Policy identifies numerous characteristics believed important by the Board for any nominee for director and provides that each nominee for director should possess as many of them as practicable. These desirable characteristics include (among other things) the highest professional and personal ethics and integrity, sufficient time and attention to devote to Board and Committee duties and responsibilities, strong relevant business and industry knowledge and contacts, and business and financial sophistication, common sense and wisdom, and the ability to make informed judgments on a wide range of issues, the ability and willingness to exercise and express independent judgments, and the apparent ability and willingness to meet or exceed the Board's performance expectations.

Performance expectations for each director have also been established by the Board in the Nomination Policy, including (among other things) the director's regular preparation for, attendance at and participation in all meetings (including appropriate questioning), support and advice to management in his areas of expertise, maintenance of focus on the Board's agenda, understanding the business, finances, plans and strategies of Company, professional and collegial interaction, acting in the best interests of the Company and the stockholders, compliance with the Company's applicable ethics codes.

The Governance Committee generally will consider recommending the re-nomination of incumbent directors in accordance with the Nomination Policy, provided that they continue to satisfy the applicable personal characteristic criteria and performance expectations. The Nomination Policy reflects the Board's belief that qualified incumbent directors are generally uniquely positioned to provide stockholders the benefit of continuity of leadership and seasoned judgment gained through experience as a director of SGRP, and that the value of these benefits may outweigh many other factors. However, the Governance Committee is not required to recommend to the Board the nomination of any eligible incumbent director for re-election.

In considering the potential director nominee slate (including incumbent directors) to recommend to the Board, the Nomination Policy directs the Governance Committee to take into account: (i) the benefits of incumbency, as noted above; (ii) any perceived needs of Board, any Committee or the Company at the time for business contacts, skills or experience or other particular desirable personal characteristics; (iii) the collegiality of Board members; (iv) the need for independent directors or financial experts under that Policy or applicable law for the Board or its Committees; (v) any other requirements of applicable law; and (vi) the desirability of ethnic, racial, gender and geographic diversity. The Governance Committee will consider proposed nominees from any source, including those properly submitted by stockholders (see — "STOCKHOLDER COMMUNICATIONS — Submission of Stockholder Proposals and Director Nominations", below).

Each potential nominee for director is required to complete and submit an officers' and directors' questionnaire as part of the process for making director nominations and preparation of SGRP's annual report and proxy statement. With new nominees, the process also may include interviews and background checks.

The seven nominees for director were reviewed, approved and recommended by the Governance Committee, were nominated by the Board and are all incumbents. Based on their respective officers' and directors' questionnaires, the Governance Committee and Board each determined that Mr. Jack W. Partridge, Mr. Jerry B. Gilbert, Mr. Lorrence T. Kellar, and Mr. C. Manly Molpus are independent directors under Nasdaq Rules, as required by the Nominations Policy and the committee charters, and Mr. Lorrence T. Kellar is an "audit committee financial expert" under SEC Rules, as required by such rules and the Audit Charter.

Ethics Codes

SGRP has adopted codes of ethical conduct applicable to all of its directors, officers and employees, as approved and recommended by the Audit Committee and Governance Committee and adopted by the Board, in accordance with Nasdaq Rules. These codes of conduct (collectively, the "Ethics Code") consist of: (1) the SPAR Group Code of Ethical Conduct for its Directors, Senior Executives and Employees Dated (as of) May 1, 2004; and (2) the SPAR Group Statement of Policy Regarding Personal Securities Transaction in SGRP Stock and Non-Public Information Dated, Amended and Restated as of May 1, 2004, which amends, restates and completely replaces its existing similar statement of policy. Both Committees were involved because general authority over the Ethics Codes shifted from the Audit Committee to the Governance Committee with the adoption of the committee charters on May 18, 2004. However, the Audit Committee retained the express duty to review and approve the overall fairness of all material related-party transactions. Copies of these codes and policies are posted and available on the Company's web site (www.SPARinc.com).

Limitation of Liability and Indemnification Matters

SGRP's Certificate of Incorporation limits the liability of all directors to the maximum extent such liability can be limited under Delaware law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

SGRP's Restated By-Laws provide that SGRP shall indemnify each of its directors and senior executives and may indemnify the other officers, employees and other agents of the Company to the fullest extent permitted by law. SGRP's Restated By-Laws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Restated By-Laws would permit indemnification. These indemnification provisions were first approved and recommended by the Governance Committee and adopted by the Board in November of 2003, in order to conform to the current practices of most public companies and to attract and maintain quality candidates for the Board and the Company's management, and were later incorporated into the Amended and Restated By-Laws of SPAR Group, Inc., Dated as of May 18, 2004, approved and recommended by the Governance Committee and adopted by the Board on May 18, 2004, as amended by the Board through November 8, 2007 (the "Restated By-Laws"). A current copy of the Restated By-Laws is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com). The Company maintains director and officer liability insurance.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE OFFICERS, COMPENSATION, DIRECTORS AND OTHER INFORMATION

Stock Options and Purchase Plans

The Corporation believes that it is desirable to align the interests of its directors, executives, employees and consultants with those of its stockholders through their ownership of stock issued by the Corporation. Although the Company does not require its directors, executives, employees or consultants to own its stock, the Corporation believes that it can help achieve this objective by providing long term equity incentives through the issuance to its directors, executives, employees or consultants of options to purchase the Corporation's common stock and other stock-based awards pursuant to the 2008 Plan (as defined below) and facilitating the purchase of its common stock at a modest discount by all of its executives, employees and consultants who elect to participate in its ESP Plan (as defined below). In particular, the Corporation believes that the award of such stock options to such directors, executives, employees and consultants encourages growth in their stock ownership in the Corporation, which in turn leads to the expansion of their stake in the long-term performance and success of the Company.

SGRP currently has five stock option plans: the 2008 Stock Compensation Plan ("2008 Plan"), the 2000 Stock Option Plan ("2000 Plan"), the Special Purpose Stock Option Plan ("Special Purpose Plan"), the Amended and Restated 1995 Stock Option Plan ("1995 Plan") and the Directors Plan.

On May 29, 2008, SGRP's stockholders approved and adopted the 2008 Plan as the successor to the 2000 Plan, the 1995 Plan and the Director's Plan with respect to all new options and other awards issued. The 2008 Plan provides for the granting of either incentive or nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards ("Awards") to specified employees, consultants, and directors of the Company, although to date SGRP has not issued any permissible form of award other than stock options. Pursuant to the 2008 Plan, no more than 5,600,000 shares of SGRP's common stock in the aggregate ("Maximum Covered Shares") may be covered by options or other awards issued from time to time under the 2008 Plan on or after May 29, 2008 ("New Awards"), or to the extent still outstanding on May 29, 2008, issued at any time under the 2000 Plan or 1995 Plan ("Continuing Awards"). Shares covered by New Awards or Continuing Awards that expire, lapse, terminate, are forfeited, become void or otherwise cease to exist (other than as a result of exercise) are added back to the Maximum Covered Shares and become available for new grants, while those shares covered by exercised New Awards or Continuing Awards are not added back and accordingly effectively reduce the Maximum Covered Shares under the 2008 Plan. The options have a maximum term of ten years, except in the case of incentive stock options granted to greater than 10% stockholders (whose terms are limited to a maximum of five years), and SGRP has generally issued options having maximum terms.

During 2008, options to purchase 334,100 shares of SGRP common stock were granted and no options were exercised or cancelled under any of the New Awards or Continuing Awards. At December 31, 2008, 334,100 shares of SGRP common stock were covered by New Awards then outstanding, 1,911,349 shares of SGRP common stock were covered by Continuing Awards then outstanding, and 3,354,551 shares of SGRP common stock remain available under the 2008 Plan for granting options and other stock based Awards.

On December 4, 2000, SGRP adopted the 2000 Plan as the successor to the 1995 Plan and the Director's Plan with respect to all new options issued. The 2000 Plan provides for the granting of either incentive or nonqualified stock options to specified employees, consultants, and directors of the Company for the purchase of up to 3,600,000 (less those options still outstanding under the 1995 Plan or exercised after December 4, 2000 under the 1995 Plan). The options generally had a term of ten years, except that incentive stock options granted to greater than 10% stockholders generally had five year terms. The exercise price of nonqualified stock options must be equal to at least 85% of the fair market value of SGRP's common stock at the date of grant (although typically the options are issued at 100% of the fair market value), and the exercise price of incentive stock options must be equal to at least the fair market value of SGRP's common stock at the date of grant. During 2008 options to purchase 52,688 shares of common stock were exercised and options to purchase 327,191 shares of common stock were cancelled under this plan. The 2000 Plan was superseded by the 2008 Plan with respect to all new options issued on or after May 29, 2008.

Stock options are included in the annual incentive plans, as described above. Stock options also may be issued from time to time by the Corporation in its discretion. At each of its regular quarterly meetings, the Compensation Committee receives, discusses and approves (as and to the extent modified by them) management's recommendations respecting the discretionary issuance of stock options to executives and employees of the Company pursuant to the 2008 Plan. Mr. Raymond as Chief Executive Officer makes those recommendations respecting Mr. Segreto, Ms. Belzer and Ms. Franco, as well as for any new officer, and each of those executives in turn are allocated options for their departments and make recommendations respecting those under their supervision (subject to review and approval by Mr. Raymond). In recommending to the Compensation Committee the actual number of options to be granted to each individual, Mr. Raymond, Mr. Segreto, Ms. Belzer or Ms. Franco, as the case may be, makes an assessment of the individual's contribution to the Company's overall performance, the individual's successful completion of a special project, and any significant increase or decrease in the participant's abilities, responsibilities and performance of his or her duties. The Compensation Committee reviews managements' recommendations at its meeting and determines whether to approve the proposed stock option grants.

The stock options issued under the 2000 Plan are typically "nonqualified" (as a tax matter), have a ten year term and vest during the first four years following issuance at the rate of 25% on each anniversary date of their issuance. Recent changes in accounting principles now require the Company to record an expense on the vesting of each such "nonqualified" stock option.

In 2001, SGRP adopted its 2001 Employee Stock Purchase Plan (the "ESP Plan"), which replaced its earlier existing plan, and its 2001 Consultant Stock Purchase Plan (the "CSP Plan"). These plans were each effective as of June 1, 2001. The ESP Plan allows employees of the Company, and the CSP Plan allows employees of the affiliates of the Company (see Transactions with Related Persons, Promoters and Certain Control Persons, above), to purchase SGRP's Common Stock from SGRP without having to pay any brokerage commissions. On August 8, 2002, SGRP's Board approved a 15% discount for employee purchases of Common Stock under the ESP Plan and recommended that its affiliates pay 15% of the value of the stock purchased as a cash bonus for affiliate consultant purchases of Common Stock under the CSP Plan.

Prior Stock Option Plans

On July 8, 1999, in connection with the merger, SGRP established the Special Purpose Plan of PIA Merchandising Services, Inc. to provide for the issuance of substitute options to the holders of outstanding options granted by SPAR Acquisition, Inc. There were options to purchase 134,114 shares granted at $0.01 per share under this plan. Since July 8, 1999, SGRP has not granted any new options under this plan. During 2008, 1,000 options to purchase shares of the Company's common stock were exercised under this plan. At December 31, 2008, there are no options to purchase shares of SGRP's common stock remain outstanding under this plan.

The 1995 Plan provided for the granting of either incentive or nonqualified stock options to specific employees, consultants, and directors of the Company for the purchase of up to 3,500,000 shares of SGRP's common stock. The options had a term of ten years from the date of issuance, except in the case of incentive stock options granted to greater than 10% stockholders for which the term was five years. The exercise price of nonqualified stock options must have been equal to at least 85% of the fair market value of the Company's common stock at the date of grant. During 2008, 2,375 options to purchase shares of SGRP's common stock were cancelled. At December 31, 2008, options to purchase 11,000 shares of the Company's common stock remain outstanding under this plan. The 1995 Plan was superseded by the 2008 Plan and the 2000 Plan with respect to all new options issued.

The Director's Plan was a stock option plan for non-employee directors and provided for the purchase of up to 120,000 shares of SGRP's common stock. Since 2000, SGRP has not granted any new options under this plan. During 2008, no options to purchase shares of SGRP's common stock were exercised under this plan. At December 31, 2008, there are no options to purchase shares of SGRP's common stock that remain outstanding under this plan. The Director's Plan has been replaced by the 2008 Plan and the 2000 Plan with respect to all new options issued.

Potential Severance Payments upon a Change-In-Control and Termination

In order to retain and motivate certain highly qualified executives in the event of a "Change-in-Control", the Corporation has entered into a separate Amended and Restated Change in Control Severance Agreement in substantially the same form (each a "CICSA") in December 2008 with each of William H. Bartels, its Vice Chairman, Gary S. Raymond, its President and Chief Executive Officer, James Segreto, its Chief Financial Officer, Secretary and Treasurer, Kori G. Belzer, its Chief Operating Officer and Patricia Franco, its Chief Information Officer and President of the SPAR International Merchandising Services Division, which amended and restated prior agreements from July 2007 in the case of Mr. Raymond and March 2007 in the case of the other executives. Each CICSA provides that the applicable executive will receive a lump sum severance payment if both (1) a "Change in Control" occurs (which includes certain changes in ownership as well as the hiring of a new Chairman or Chief Executive Officer who was not an executive on the date of the CICSA), and (2) within the "Protected Period" the executive either resigns for "Good Reason" (such as an adverse change in duties or compensation) or is terminated other than in a "Termination For Cause" (as such terms are defined in the applicable CICSA). The Protected Period is equal to the greater of 36 months from the date of the CICSA or 24 months from the then most recent Change in Control. The payment is equal to the sum of (i) the employee's monthly salary times the number of remaining months in the Protected Period following such resignation or termination, plus (ii) the maximum bonus if any that would have been paid to such employee for any bonus plan then in effect (not to exceed 25% of the employee's annual salary). Mr. Brown is not a party to a CICSA. The CICSAs were amended and restated in December 2008 to comply with Section 409A of the Code.

Certain Tax Issues - Internal Revenue Code Section 162(m)

Under Section 162(m) of the Internal Revenue Code (the "Code"), the amount of compensation paid to certain executives that is deductible with respect to the Company's corporate taxes is limited to $1,000,000 annually. It is the current policy of the Compensation Committee to maximize, to the extent reasonably possible, the Company's ability to obtain a corporate tax deduction for compensation paid to executive officers of the Company to the extent consistent with the best interests of SGRP and its stockholders.

Executive Compensation, Equity Awards and Options

Executive Compensation

The following table sets forth all compensation for services rendered to the Company in all capacities for the years ended December 31, 2008 and 2007 (except for amounts paid to or by SMS, SMSI and SIT, see Transactions with Related Persons, Promoters and Certain Control Persons, above) by (i) the Corporation's Chief Executive Officer during the year ended December 31, 2008, (ii) each of the other two most highly compensated executive officers of the Company and its affiliates who were serving as executive officers of the Corporation or performing equivalent functions for the Corporation through a subsidiary or affiliate, at December 31, 2008, and (iii) certain other highly compensated executive officers of the Company who were serving as executive officers of the Corporation at December 31, 2008, and have been voluntarily included herein by the Corporation (collectively, the "Named Executive Officers"). The Company does not have any Non-Equity Incentive Compensation Plans other than as part of its individual Incentive Bonus Plans, any stock awards, any pension plans or any non-qualified deferred compensation plans, and accordingly those columns have been omitted.

Summary Compensation Table

Name and Principal Positions (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Option Awards ($)(3) (f)	All Other Compensation ($) (4) (g)	Total ($) (h)
Gary S. Raymond (1)	2008	200,000	–	30,971	8,607	239,578
Chief Executive Officer,	2007	95,833	–	13,447	2,481	111,761
President, and Director						
Robert G. Brown (1)	2008	34,270 (5)	–	–	10,872	45,142
Chairman of the Board	2007	37,150 (5)	–	–	10,562	47,712
and Director						
William H. Bartels	2008	31,529 (5)	–	–	8,143	39,672
Vice Chairman and Director	2007	37,150 (5)	–	–	10,729	47,879
James R. Segreto	2008	150,000	14,341	12,928	10,873	188,142
Chief Financial Officer,	2007 (2)	122,411	–	8,824	9,396	140,631
Treasurer and Secretary						
Kori G. Belzer	2008	170,000	–	39,811	11,034	220,845
Chief Operating Officer	2007	170,000	25,000	38,970	7,561	241,531
Patricia Franco	2008	153,919	–	45,569	10,366	209,854
Chief Information Officer and the President of the SPAR International Merchandising Services Division	2007	152,670	20,000	45,152	10,456	228,278

---

(1) Robert G. Brown served as Chief Executive Officer and President until July 9, 2007. On that date Gary S. Raymond became Chief Executive Officer, President and a Director.

(2) Mr. Segreto was Controller of the Company during 2007.

(3) These are not amounts actually paid to or received by the named executives. These are option related "compensation expenses" recognized by the Corporation under generally accepted accounting principles computed in accordance with SFAS No. 123(R). See Note 2 (Summary of Significant Accounting Policies Stock Based Compensation) to the Company's Financial Statements included in the 2008 Annual Report.

(4) Other compensation represents amounts paid for car allowances, 401(k) matching contributions, and medical, life and long term disability insurance premiums.

(5) Does not include amounts paid to SMS, SMSI, SIT and Affinity Insurance Ltd. (see -- Transactions with Related Persons, Promoters and Certain Control Persons, above)

All Other Compensation

The Corporation also provides a 401(k) plan, healthcare plan and certain other benefits to all of the Company's employees (including its executives). The Company does not provide any perquisites or other benefits to its Named Executive Officers other than as described above. The only retirement plan the Company maintains in the United States is its 401(k) Profit Sharing Plan, which is available to all of its employees. Pursuant to that plan, the Company provides discretionary matching contributions for all eligible employees of the Company equal to a uniform percentage of their contribution.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth unexercised options, unvested stock and equity incentive plan awards for each Named Executive Officer outstanding as of December 31, 2008. The Corporation did not make any stock awards in 2008 and does not have any equity incentive plans for the award of any stock, and accordingly those columns are omitted.

	Option Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Not Exercisable (#)	Option Exercise Price ($)	Option Expiration Date
Gary Raymond	05/31/07	25,000	75,000(3)	$0.91	05/30/17
	11/08/07	12,500	37,500(3)	$0.76	11/07/17
	11/06/08	-	50,000(4)	$0.85	11/07/18
James Segreto	08/02/01	19,000	-	$1.30	08/01/11
	05/19/04	4,500	-	$1.25	05/19/14
	04/14/05	6,000	2,000(1)	$1.26	04/14/15
	11/09/05	7,500	2,500(1)	$1.10	11/09/15
	03/01/06	4,500	4,500(2)	$1.04	03/01/16
	11/08/07	2,500	7,500(3)	$0.76	11/08/17
	12/14/07	3,750	11,250(3)	$0.87	12/14/17
	11/06/08	-	20,000(4)	$0.85	11/06/18
Kori Belzer	08/03/00	2,000	-	$1.22	08/02/10
	12/04/00	10,000	-	$0.63	12/03/10
	04/06/01	2,000	-	$0.88	04/05/11
	05/09/01	2,000	-	$1.10	05/08/11
	08/02/01	70,000	-	$1.30	08/01/11
	02/14/02	10,000	-	$1.78	02/13/12
	08/08/02	10,000	-	$2.25	08/07/12
	04/14/05	57,105	19,035(1)	$1.26	04/13/15
	05/12/05	15,000	5,000(1)	$1.75	05/11/15
	11/09/05	11,250	3,750(1)	$1.10	11/08/15
	11/08/06	10,000	10,000(2)	$0.95	11/07/16
	11/06/08	-	25,000(4)	$0.85	11/06/18
Patricia Franco	08/03/00	2,000	-	$1.22	08/02/10
	12/04/00	10,000	-	$0.63	12/03/10
	04/06/01	2,000	-	$0.88	04/05/11
	05/09/01	2,000	-	$1.10	05/08/11
	08/02/01	75,000	-	$1.30	08/01/11
	04/14/05	73,125	24,375(1)	$1.26	04/13/15
	05/12/05	18,750	6,250(1)	$1.75	05/11/15
	11/09/05	11,250	3,750(1)	$1.10	11/08/15
	11/08/06	5,000	5,000(2)	$0.95	11/07/16
	11/06/08	-	10,000(4)	$0.85	11/06/18

(1) Of this total, all will vest in 2009.
(2) Of this total, one half will vest in each of 2009 and 2010.
(3) Of this total, one third will vest in each of 2009, 2010 and 2011.
(4) Of this total, one fourth will vest in each of 2009, 2010, 2011 and 2012.

Option Exercises and Stock Vested

No other Named Executive Officers exercised options in 2008, and the Company did not make any stock awards.

Pension Benefits

The Company does not currently have a pension plan available to its executives or other employees, and accordingly this table has been omitted.

Non-Qualified Deferred Compensation

The Company does not currently have any non-qualified deferred compensation available to its executives or other employees, and accordingly this table has been omitted.

Compensation of Directors

The following table sets forth all compensation costs of the Corporation for services rendered to it by its directors (other than any Named Executive Officer), and certain other amounts that may have been received by or allocated to them, for the year ended December 31, 2008. The Corporation does not give stock awards and does not have pension plans or non-qualified deferred compensation plans, so those columns have been omitted.

Name	Year	Fees Earned or Paid in Cash ($)	Stock Option Awards (expense) ($) (1)	All Other Compensa-tion ($)	Total ($)	Option Grant Date	Grant Date Fair Value of Stock Option Awards ($) (2)
Jack W. Partridge	2008	30,000	6,232	–	36,232	5/29/2008	9,147
Jerry B. Gilbert	2008	30,000	8,676	–	38,676	5/29/2008	9,147
Lorrence T. Kellar	2008	35,000	8,676	–	43,676	5/29/2008	9,147
C. Manly Molpus	2008	30,000	8,676	–	38,676	5/29/2008	9,147
Mr. Robert O. Aders	2008(3)	15,000	8,676	–	23,676	5/29/2008	9,147

(1) These are not amounts actually paid to or received by the named directors. These are option related "compensation expenses" recognized by the Corporation under generally accepted accounting principles, computed in accordance with SFAS No. 123(R). See Note 2 (*Summary of Significant Accounting Policies Stock Based Compensation*) to the Company's Financial Statements included in the 2008 Annual Report.

(2) These are not amounts actually paid to or received by the named directors and are not the "compensation expenses" recognized by the Corporation under generally accepted accounting principles. These amounts are the full fair value on the grant date of the options awarded as computed in accordance with SFAS No. 123(R) without regard to vesting or service period, and accordingly are likely to be different than the option expense amounts reported in this table. See Note 2 (*Summary of Significant Accounting Policies Stock Based Compensation*) to the Company's Financial Statements included in the 2008 Annual Report.

(3) Mr. Robert O. Aders resigned and retired as a director after the directors, committee and annual stockholders meetings on May 29, 2008, and accordingly received compensation for only two of the four regularly scheduled meetings for 2008.

Discussion of Directors' Compensation

The Compensation Committee administers the compensation plan for its outside Directors as well as the compensation for its executives. Each member of SGRP's Board who is not otherwise an employee or officer of SGRP or any subsidiary or affiliate of SGRP (each, an "Eligible Director") is eligible to receive the compensation contemplated under the Directors Compensation Plan (as defined below).

The Compensation Committee administers the compensation of directors pursuant to SGRP's Director Compensation Plan for its outside Directors, as approved and amended by the Board (the "Directors Compensation Plan"), as well as the compensation for SGRP's executives.

In November 2005, the Compensation Committee approved and recommended and the Board adopted a change in the Directors Compensation Plan to provide for the payment of Director compensation all in cash. Each member of SGRP's Board who is not otherwise an employee or officer of SGRP or any subsidiary or affiliate of SGRP (each a "Non-Employee Director") is eligible to receive director's fees of $30,000 per annum (plus an additional $5,000 per annum for the Audit Committee Chairman), payable quarterly. In February 2009, the Compensation Committee approved and recommended and the Board adopted a temporary change in the Directors Compensation Plan to provide for a 10% reduction in Director compensation for 2009.

In addition, upon acceptance of the directorship, each Non-Employee Director receives options to purchase 10,000 shares of SGRP's common stock, options to purchase 10,000 additional shares of SGRP's common stock after one year of service and options to purchase 10,000 additional shares of SGRP's common stock for each additional year of service thereafter granted by the Corporation at the regularly scheduled board meeting which coincides with the Annual Meeting. All options above have an exercise price equal to 100% of the fair market value of SGRP's common stock at the date of grant.

All of those options to Non-Employee Directors have been granted under the 2008 Plan, under which each member of the Board is eligible to participate. Non-Employee Directors will be reimbursed for all reasonable expenses incurred during the course of their duties. There is no additional compensation for committee participation, phone meetings, or other Board activities.

COMPENSATION PLANS

Equity Compensation Plans

The following table contains a summary of the number of shares of Common Stock of SGRP to be issued upon the exercise of options, warrants and rights outstanding at December 31, 2008, the weighted-average exercise price of those outstanding options, warrants and rights, and the number of additional shares of Common Stock remaining available for future issuance under the plans as at December 31, 2008.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance of options, warrants and rights (#)
Equity compensation plans approved by security holders	2,245,499	$1.21	337,164
Equity compensation plans not approved by security holders	–	–	–
Total	2,245,499	$1.21	337,164

Audit and Compensation Committee Interlocks and Insider Participation

No member of the Board's Audit Committee, Compensation Committee or Governance Committee was at any time during the year ended December 31, 2008, or at any other time an officer or employee of the Company. No executive officer of the Company or Board member serves as a member of the board of directors, audit, compensation or governance committee of any other entity that has one or more executive officers serving as a member of SGRP's Board, Audit Committee, Compensation Committee or Governance Committee, except for the positions of Messrs. Brown and Bartels as directors and officers of the Company (including each of its subsidiaries) and as directors and officers of each of its affiliates, including SMS, SMSI and SIT (see — Transactions with Related Persons, Promoters and Certain Control Persons, above).

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following is the Audit Committee's report submitted to the Board.

Report

Management is responsible for the Company's internal controls and the financial reporting process (as more fully described below). Rehmann Robson, P.C. ("Rehmann"), the principal independent auditing firm for the Company, is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed with management of the Company and Rehmann the audited consolidated financial statements of the Company as of December 31, 2008, for each of the two years in the period ended December 31, 2008 (the "Audited Financial Statements"), as included in the Company's Annual Report on Form 10-K for that period as filed with the Securities and Exchange Commission on April 15, 2009.

In addition, the Audit Committee has discussed with Rehmann the matters required by Codification of Statements on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee received and reviewed the written disclosures and the letter from Rehmann required by Independence Standards Board Standard No. 1 (*Independence Discussions with Audit Committees*), as adopted by the Public Company Accounting Oversight Board in Rule 3600T. The Audit Committee has discussed Rehmann's independence from the Company with Rehmann. The Audit Committee also discussed with management of the Company and the auditing firm such other matters and received such assurances from them, as the Audit Committee deemed appropriate.

Based on the foregoing review and discussions and a review of the report of Rehmann with respect to the Audited Financial Statements, and relying thereon, the Audit Committee has recommended to the Company's Board of Directors that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

AUDIT COMMITTEE (for the period ended December 31, 2008)

Lorrence T. Kellar, its Chairman, and Jerry B. Gilbert,
C. Manly Molpus and Jack W. Partridge

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The management of the Company is responsible for the integrity and objectivity of the consolidated financial statements and other related financial information of the Company as of December 31, 2008, for each of the two years in the period ended December 31, 2008 (the "Audited Financial Statements"), as included in the Company's Annual Report on Form 10-K for that period as filed with the Securities and Exchange Commission on April 15, 2009. These financial statements were prepared in accordance with U.S. generally accepted accounting principles, as appropriate under the circumstances and consistently applied. Some of the amounts included in the financial statements are necessarily based on management's best estimates and judgment.

Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) as of the end of the period covering this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls during the year covered by this report or from the end of the reporting period to the date of this Proxy Statement.

The Company has established a plan, documented and tested its domestic internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 and has developed a plan to document and test its internal controls as they pertain to its material international subsidiaries.

Company's Financial Statements

The Audit Committee of the Board is responsible for reviewing and monitoring the Company's financial statements and practices to ascertain that they are appropriate in the circumstances. The Audit Committee currently consists of four independent directors. It meets at least four times a year with representatives of financial management and the independent accountants, both together and separately, to review and discuss audit and financial reporting matters. The independent accountants have direct access to the Audit Committee to review the results of their audit. In addition, at the regular meetings of the Board of Directors, management and the Board discuss, among other things, financial and related matters, as appropriate. See Audit Committee Report on page 24, above.

The Company's consolidated financial statements have been audited by Rehmann Robson, P.C., independent accountants, as stated in their report. The Company's principal independent accountants are appointed annually by the Audit Committee and confirmed by the Board. Their audit of the Company's consolidated financial statements was made in accordance with generally accepted auditing standards, and such audit included a study and evaluation of the Company's system of internal accounting controls they considered necessary to determine the nature, timing, and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

Gary S. Raymond
Chief Executive Officer and President

James R. Segreto
Chief Financial Officer,
Secretary and Treasurer

OTHER BUSINESS

SGRP is not aware of any other business to be presented at the 2009 Annual Meeting. All shares represented by SGRP proxies will be voted in favor of the proposals of SGRP described herein unless otherwise indicated on the form of proxy. If any other matters properly come before the meeting, SGRP proxy holders will vote thereon according to their best judgment.

STOCKHOLDER COMMUNICATIONS

Communications with SGRP and the Directors

Generally, a stockholder who has a question or concern regarding the business or affairs of SGRP should contact the Chief Financial Officer of SGRP. However, if a stockholder would like to address any such question directly to the Board, to a particular Committee, or to any individual director(s), the stockholder may do so by sending his or her question(s) in writing addressed to such group or person(s), c/o SPAR Group, Inc., 560 White Plains Road, Suite 210, Tarrytown, New York, 10591, and marked "Stockholder Communication".

SGRP has a policy of generally responding in writing to each bona fide, non-frivolous, written communication from an individual stockholder. This policy is reflected in the SPAR Group, Inc. Statement of Policy Respecting Stockholder Communications with Directors dated as of May 18, 2004, approved and recommended by the Governance Committee and adopted by the Board on May 18, 2004. A current copy of this policy is posted and available to stockholders and the public on the Company's web site (www.SPARinc.com).

In addition, questions may be asked of any director at SGRP's annual stockholders' meeting. SGRP schedules its annual stockholders' meeting on the same day as a regularly scheduled quarterly Board meeting, so all directors generally attend. All of SGRP's directors attended its 2008 annual stockholders' meeting. The Corporation believes its directors should attend all possible meetings of the Board and its committees and stockholders, but has not specified any required minimum attendance.

Submission of Stockholder Proposals and Director Nominations

For any business, nominee or proposal to be properly brought before an Annual Meeting by a stockholder (acting in his or her capacity as stockholder), the By-Laws require that such stockholder must give timely written notice thereof by physical delivery to the Secretary of SGRP. Any stockholder who wishes to present any business, nominee or proposal for action at the 2010 annual meeting of stockholders of SGRP must notify SGRP by no later than December 10, 2009. Such stockholder's notice shall be in the form and contain the substance required under the Restated By-Laws and the rules and regulations promulgated by the Securities and Exchange Commission. Accordingly, notices of stockholder proposals and nominations submitted after December 10, 2009, or that do not conform to the requirements of the Restated By-Laws or Rule 14a-18 of the Securities Exchange Act of 1934 (relating to proposals to be presented at the meeting but not included in SGRP's proxy statement and form of proxy) will be considered untimely or incomplete, respectively, and thus such matters will not be brought before the 2010 Annual Meeting of stockholders.

The Restated By-Laws provide that a stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the Annual Meeting (i) a brief description of the business, nominee or proposal desired to be brought before the Annual Meeting and the reasons for considering the same at the Annual Meeting, (ii) the name and address, as they appear on SGRP's books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of SGRP's stock which are beneficially owned by the stockholder on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (iv) any financial interest of such stockholder (or any affiliate or family member of such stockholder), whether current or at any time within the past three years, in such business, nominee or proposal. In addition, if the notice is a nomination of a candidate for director, the stockholder's notice also must contain (A) the proposed nominee's name and qualifications, including five year employment history with employer names and a description of the employer's business, whether such individual can read and understand basic financial statements, and board memberships (if any), (B) the reason for such recommendation, (C) the number of shares of stock of SGRP that are beneficially owned by such nominee, (D) a description of any business or other relationship, whether current or at any time within the past three years, between such nominee (or any affiliate or family member of such nominee) and either the Company, any of its directors or officers, its auditor, or any of its customers or vendors, and (E) a description of any financial or other relationship, whether current or at any time within the past three years, between the stockholder (or any affiliate or family member of such stockholder) and such nominee (or any affiliate or family member of such nominee).

If it is determined by the Governance Committee or the presiding officer of the Annual Meeting that a stockholder proposal was not made in accordance with the terms of the Restated By-Laws or the applicable SEC Rules or is not under the circumstances required to be considered thereunder, such proposal will not be acted upon at the Annual Meeting.

ANNUAL REPORTS

A COPY OF SGRP'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2008, IS BEING MAILED TO EACH STOCKHOLDER OF RECORD TOGETHER WITH THIS PROXY STATEMENT. THE ANNUAL REPORT INCLUDES A CONFORMED COPY OF SGRP'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008.

THE ANNUAL REPORT (INCLUDING FORM 10-K) IS NOT PART OF SGRP'S SOLICITING MATERIAL.

PROXIES AND SOLICITATION

The proxy accompanying this Proxy Statement is solicited on behalf of the SGRP's Board of Directors. Proxies for the 2009 Annual Meeting are being solicited by mail directly and through brokerage and banking institutions. The Company will pay all expenses in connection with the solicitation of proxies. In addition to the use of mails, proxies may be solicited by Directors, officers and regular employees of the Company (who will not be specifically compensated for such services) personally or by telephone. The Company will reimburse banks, brokers, custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

All stockholders are urged to complete, sign and promptly return the enclosed proxy card.

By Order of the Board of Directors

James R. Segreto
Secretary, Treasurer and Chief Financial Officer

Tarrytown, New York
April 30, 2009

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CORPORATE DIRECTORY AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Robert G. Brown
Chairman

William H. Bartels
Vice Chairman

Jack W. Partridge
Director

Jerry B. Gilbert
Director

Lorrence T. Kellar
Director

C. Manly Molpus
Director

Gary S. Raymond
Director

CORPORATE OFFICERS

Gary S. Raymond
Chief Executive Officer and President

Robert G. Brown
Chairman of the Board

William H. Bartels
Vice Chairman

James R. Segreto
Chief Financial Officer, Secretary and Treasurer

Kori G. Belzer
Chief Operating Officer

Patricia Franco
Chief Information Officer and President of the SPAR International Merchandising Services Division

STOCK MARKET INFORMATION

The Company's common stock is traded on the Nasdaq Capital Market under the symbol SGRP. The following table sets forth the reported high and low closing sales prices of the Company's common stock for the quarters indicated.

2008	High	Low
First Quarter	$1.50	$0.62
Second Quarter	$1.45	$0.61
Third Quarter	$1.20	$0.62
Fourth Quarter	$0.90	$0.22

The Company historically has not paid cash dividends and its present policy is to retain any earnings for use in its business. The Company does not intend to change such policy in the foreseeable future.

On April 6, 2009, there were 184 stockholders of record of the Company's stock and approximately 1,000 beneficial owners.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those contained herein.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Co., N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284
www.computershare.com

INDEPENDENT AUDITORS

Rehmann Robson, P.C.
5750 New King Street
Suite 200
Troy, MI 48098
(248) 952-5000
www.rehmann.com

CORPORATE OFFICES

SPAR Group, Inc.
560 White Plains Road
Suite 210
Tarrytown, NY 10591
(914) 332-4100
www.sparinc.com

GENERAL COUNSEL

Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
(212) 704-6000
www.troutmansanders.com

SPAR Group, Inc.
560 White Plains Road, Suite 210
Tarrytown, NY 10591
Tel: 914.332.4100
www.sparinc.com